Exhibit 99.2

Royal Bank of Canada | Third Quarter 2016 Helping clients thrive and communities prosper

Royal Bank of Canada third quarter 2016 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, August 24, 2016 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $2,895 million for the third quarter ended July 31, 2016, up $420 million or 17% from a year ago and up $322 million or 13% from last quarter. In addition, today we announced an increase to our quarterly dividend of $0.02 or 2% to $0.83 per share.

Excluding an after-tax gain of $235 million from the sale of RBC General Insurance Company, our home and auto insurance business, to Aviva Canada Inc. (Aviva), net income of $2,660 million(1) was up $185 million or 7% from the prior year. Results reflect strong earnings in Wealth Management, which benefited from the inclusion of City National Bank (City National), and strong earnings in Capital Markets and higher earnings in Personal & Commercial Banking. These factors were partially offset by lower results in Insurance excluding the gain on sale, and in Investor & Treasury Services as the prior year included an additional month of earnings. Our performance also reflects benefits from our ongoing focus on efficiency management activities. Our capital position was strong with a Basel III Common Equity Tier 1 (CET1) ratio of 10.5%.

Compared to last quarter, excluding the gain on sale as noted above, net income was up $87 million or 3%(1), mainly reflecting higher earnings across most of our segments. Results reflect improved credit quality, with our provision for credit losses (PCL) ratio of 0.24%, down 12 bps, mainly due to lower PCL in the oil & gas sector.

“RBC had a record third quarter, delivering reported earnings of over $2.8 billion and $7.9 billion for the first nine months of the year, demonstrating the strength of our diversified business model and our disciplined risk and efficiency management. Our strong capital position enabled us to repurchase $292 million of common shares in the third quarter and I’m pleased to announce a 2% increase to our quarterly dividend,” said Dave McKay, RBC President and Chief Executive Officer. “We remain focused on prudently managing risks and costs while innovating to enhance the client experience and deliver long-term shareholder value.”

Q3 2016 compared to Q3 2015

•	Net income of $2,895 million (up 17% from $2,475 million)
•	Diluted earnings per share (EPS) of $1.88 (up $0.22 from $1.66)
•	Return on common equity (ROE)(2) of 18.0% (down 10 bps from 18.1%)
•	Basel III CET1 ratio of 10.5% (up 40 bps from 10.1%)

YTD 2016 compared to YTD 2015

•	Net income of $7,915 million (up 6% from $7,433 million)
•	Diluted EPS of $5.13 (up $0.14 from $4.99)
•	ROE of 16.5% (down 240 bps from 18.9%)

Excluding specified items(1): Q3 2016 compared to Q3 2015

•	Net income of $2,660 million (up 7% from $2,475 million)
•	Diluted EPS of $1.72 (up $0.06 from $1.66)
•	ROE of 16.5% (down 160 bps from 18.1%)

Excluding specified items(1): YTD 2016 compared to YTD 2015

•	Net income of $7,680 million (up 5% from $7,325 million)
•	Diluted EPS of $4.97 (up $0.05 from $4.92)
•	ROE of 16.0% (down 260 bps from 18.6%)

Specified items comprise: In Q3 2016, a gain of $287 million ($235 million after-tax) from the sale of RBC General Insurance Company to Aviva and, in Q2 2015, a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of foreign currency translation adjustment that was previously booked in other components of equity.

(1)	These measures are non-GAAP. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Q3 2016 Report to Shareholders.
(2)	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of this Q3 2016 Report to Shareholders.

Table of contents

1	Third quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview and outlook
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
6	Key corporate events of 2016
6	Financial performance
6	Overview
11	Business segment results
11	How we measure and report our business segments
11	Key performance and non-GAAP measures
15	Personal & Commercial Banking
17	Wealth Management
18	Insurance
19	Investor & Treasury Services
20	Capital Markets
21	Corporate Support
22	Results by geographic segment
23	Quarterly results and trend analysis
24	Financial condition
24	Condensed balance sheets
25	Off-balance sheet arrangements
27	Risk management
27	Credit risk
34	Market risk
39	Liquidity and funding risk
46	Capital management
50	Additional financial information
50	Accounting and control matters
50	Summary of accounting policies and estimates
51	Changes in accounting policies and disclosures
51	Future changes in regulatory disclosures and guidance
51	Controls and procedures
51	Related party transactions
52	Enhanced Disclosure Task Force recommendations index
53	Interim Condensed Financial Statements (unaudited)
59	Notes to the Interim Condensed Financial Statements (unaudited)
85	Shareholder information

2        Royal Bank of Canada        Third Quarter 2016

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and nine month periods ended or as at July 31, 2016, compared to the corresponding periods in the prior fiscal year and the three month period ended April 30, 2016. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2016 (Condensed Financial Statements) and related notes and our 2015 Annual Report. This MD&A is dated August 23, 2016. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2015 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q3 2016 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic and market review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding risk. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2015 Annual Report and the Risk management section of this Q3 2016 Report to Shareholders; weak oil and gas prices; the high levels of Canadian household debt; exposure to more volatile sectors, such as lending related to commercial real estate and leveraged financing; cybersecurity; anti-money laundering; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Q3 2016 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2015 Annual Report, as updated by the Overview and outlook section of this Q3 2016 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2015 Annual Report and the Risk management section of this Q3 2016 Report to Shareholders.

Overview and outlook

About Royal Bank of Canada

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have over 80,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Third Quarter 2016        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Total revenue	$10,255	$9,526	$8,828	$29,140	$27,302
Provision for credit losses (PCL)	318	460	270	1,188	822
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,210	988	656	3,027	2,671
Non-interest expense	5,091	4,887	4,635	14,938	13,991
Income before income taxes	3,636	3,191	3,267	9,987	9,818
Net income	$2,895	$2,573	$2,475	$7,915	$7,433
Segments – net income
Personal & Commercial Banking	$1,322	$1,297	$1,281	$3,909	$3,736
Wealth Management	388	386	285	1,077	786
Insurance	364	177	173	672	481
Investor & Treasury Services	157	139	167	439	468
Capital Markets	635	583	545	1,788	1,764
Corporate Support	29	(9)	24	30	198
Net income	$2,895	$2,573	$2,475	$7,915	$7,433
Selected information
Earnings per share (EPS) – basic	$1.88	$1.67	$1.66	$5.15	$5.00
– diluted	1.88	1.66	1.66	5.13	4.99
Return on common equity (ROE) (1), (2)	18.0%	16.2%	18.1%	16.5%	18.9%
Total PCL as a % of average net loans and acceptances	0.24%	0.36%	0.23%	0.30%	0.24%
PCL on impaired loans as a % of average net loans and acceptances	0.24%	0.32%	0.23%	0.29%	0.24%
Gross impaired loans (GIL) as a % of loans and acceptances (3)	0.70%	0.71%	0.50%	0.70%	0.50%
Liquidity coverage ratio (LCR) (4)	126%	133%	117%	126%	117%
Capital ratios, Leverage ratio and multiples
Common Equity Tier 1 (CET1) ratio	10.5%	10.3%	10.1%	10.5%	10.1%
Tier 1 capital ratio	12.1%	11.9%	11.7%	12.1%	11.7%
Total capital ratio	14.2%	14.0%	13.4%	14.2%	13.4%
Leverage ratio	4.2%	4.2%	4.2%	4.2%	4.2%
Selected balance sheet and other information
Total assets	$1,198,875	$1,150,357	$1,085,173	$1,198,875	$1,085,173
Securities	233,998	224,371	235,515	233,998	235,515
Loans (net of allowance for loan losses)	515,820	508,194	462,599	515,820	462,599
Derivative related assets	130,462	115,298	112,459	130,462	112,459
Deposits	754,415	741,454	694,236	754,415	694,236
Common equity	62,541	60,825	55,153	62,541	55,153
Average common equity (1)	61,800	62,400	52,600	61,900	51,100
Total capital risk-weighted assets	445,114	437,148	421,908	445,114	421,908
Assets under management (AUM) (5)	575,000	544,900	508,700	575,000	508,700
Assets under administration (AUA) (5), (6)	4,746,100	4,597,900	5,012,900	4,746,100	5,012,900
Common share information
Shares outstanding (000s) – average basic	1,485,915	1,487,346	1,443,052	1,486,550	1,442,579
– average diluted	1,494,126	1,495,609	1,449,540	1,494,877	1,449,206
– end of period	1,485,085	1,488,219	1,443,192	1,485,085	1,443,192
Dividends declared per common share	$0.81	$0.81	$0.77	$2.41	$2.29
Dividend yield (7)	4.1%	4.5%	4.0%	4.4%	3.9%
Common share price (RY on TSX) (8)	$79.59	$77.92	$76.26	$79.59	$76.26
Market capitalization (TSX) (8)	118,198	115,962	110,058	118,198	110,058
Business information (number of)
Employees (full-time equivalent) (FTE)	76,941	76,300	74,214	76,941	74,214
Bank branches	1,422	1,427	1,354	1,422	1,354
Automated teller machines (ATMs)	4,901	4,898	4,892	4,901	4,892
Period average US$ equivalent of C$1.00 (9)	$0.768	$0.768	$0.789	$0.754	$0.811
Period-end US$ equivalent of C$1.00	$0.766	$0.797	$0.765	$0.766	$0.765
(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and average common equity. For further details, refer to the Key performance and non-GAAP measures section.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(3)	GIL includes $508 million (April 30, 2016 – $531 million) related to the acquired credit impaired (ACI) loans portfolio from our acquisition of City National, with over 80% covered by loss-sharing agreements with the Federal Deposit Insurance Corporation (FDIC). ACI loans added 10 bps to our third quarter 2016 GIL ratio (April 30, 2016 – 10 bps). For further details, refer to Notes 2 and 5 of our Condensed Financial Statements.
(4)	LCR is a new regulatory measure under the Basel III Framework, and is calculated using the Liquidity Adequacy Requirements (LAR) guideline. Effective in the second quarter of 2015, LCR was adopted prospectively, and is not applicable for prior periods. For further details, refer to the Liquidity and funding risk section.
(5)	Represents period-end spot balances.
(6)	AUA includes $18.8 billion and $9.4 billion (April 30, 2016 – $19.8 billion and $9.9 billion; July 31, 2015 – $21.7 billion and $8.4 billion) of securitized residential mortgages and credit card loans, respectively.
(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Based on TSX closing market price at period-end.
(9)	Average amounts are calculated using month-end spot rates for the period.
n.a.	not applicable

4        Royal Bank of Canada        Third Quarter 2016

Economic, market and regulatory review and outlook – data as at August 23, 2016

The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.

Canada

The Canadian economy is forecast to have contracted by an annualized rate of 1.5% in the second calendar quarter of 2016, following an increase of 2.4% in the first calendar quarter of 2016. The decline is largely attributable to the economic impact of the Fort McMurray wildfires, which halted oil production, destroyed over 2,000 buildings and displaced over 80,000 individuals. A decline in manufacturing activity within the transportation sector also contributed to the decrease as Japan’s earthquake in April resulted in supply chain interruptions. The national unemployment rate improved to 6.9% in July, compared to 7.1% in April, led by strength in B.C. and Ontario, despite the rise in Alberta’s rate to 8.6%. Housing starts in July were in line with the year-to-date average, which is the strongest since 2012; however, a decline in building permits points to some moderation in homebuilding in the second half of the year. On July 13, 2016, the Bank of Canada (BoC) maintained its overnight rate at 0.5%, stating that the fundamentals remain in place for a pickup in growth. Risks to the inflation outlook were seen as roughly balanced, although the BoC noted heightened uncertainty associated with the impact of the U.K.’s vote to leave the European Union (Brexit). The BoC also expressed concern regarding household indebtedness and rising housing prices in Vancouver and Toronto.

In consideration of these factors, we expect growth of 1.3% in 2016, which is lower than our forecast of 1.8% from May 25, 2016 which did not take into account the impact of the Fort McMurray wildfires. The Canadian economy is expected to rebound in the second half of 2016 as oil production returns to normal levels, reconstruction related to the Fort McMurray wildfires begins, and government stimulus spending picks up. There are a number of risks facing Canada’s economy, including the potential for greater uncertainty or financial market volatility related to Brexit, as well as the recent weakening in oil prices. However, with fiscal stimulus providing support to consumer spending and investment, we anticipate the BoC will maintain its overnight rate at 0.5% through calendar 2016 and 2017.

U.S.

The U.S. economy grew by an annualized rate of 1.2% in the second calendar quarter of 2016, up from 0.8% in the prior quarter but still representing a relatively modest increase. Growth was supported by consumer spending with declines in business and residential investment providing some offset. The increase in consumer spending is consistent with an improving labour market, with job growth pushing the unemployment rate down to 4.9% and contributing to rising wages over the past 12 months. On the other hand, the strong U.S. dollar, slower global growth, and a pullback in the energy sector have negatively impacted business confidence. In July, the U.S. Federal Reserve (Fed) noted that the labour market had strengthened but inflation remained below its objective and is expected to remain low in the near term before rising gradually to 2.0% in the medium term. As such, the Fed maintained its current Fed funds target range at 0.25% to 0.5%.

We expect the U.S. economy to grow by 1.5% during calendar 2016, below our forecast of 2.0% from May 25, 2016, due to lower growth in the first half of 2016. While the strong U.S. dollar and subdued global demand are expected to weigh on exports, we anticipate continued growth in consumer spending amid further improvement in the labour market, as well as a modest pickup in business investment, will result in improved growth in the second half of calendar 2016.

Europe

The Euro area economy slowed to a non-annualized pace of 0.3% in the second calendar quarter, after a 0.6% gain in the first calendar quarter of 2016. The June unemployment rate of 10.1% remained at its lowest level since July 2011. In July, the European Central Bank (ECB) left monetary policy unchanged, noting resilience in financial markets following the U.K.’s vote to leave the European Union. The ECB continues to make monthly asset purchases of €80 billion under the expanded asset purchase program, which is scheduled to run until the end of March 2017, or beyond, in an effort to boost inflation and support the continued economic recovery.

Overall, we expect the Euro area economy to grow at a rate of 1.5% in 2016, below our previous estimate of 1.7%, as a slowdown in the U.K. economy following the Brexit vote will likely weigh on trade flows, impacting economic growth. Greater economic uncertainty also has the potential to negatively affect business investment.

Financial markets

Though there is still uncertainty about the global outlook, markets recovered swiftly after the initial shock from the U.K.’s vote to leave the European Union. As the global economy continues to grow at a slow pace, stimulus measures from central banks and government have been put in place to encourage growth. Bond yields fell last month, reflecting safe haven flows as risk aversion increased, as well as expectations that monetary policy will remain highly accommodative. In June, oil prices reached an 11-month high of $51/barrel, but have since declined as an increase in production has created downward pressure on prices. Nonetheless, oil prices remain well above levels experienced in the first calendar quarter of 2016.

The macroeconomic headwinds discussed above, such as the recent weakening of oil prices, the potential for greater uncertainty or financial market volatility related to Brexit, and greater global economic uncertainty may alter our outlook and results for the remainder of fiscal 2016 and future periods as these continuing pressures may lead to higher PCL in our wholesale and retail loan portfolios and impact the general business and economic conditions in the regions we operate.

Regulatory environment

We continue to monitor and prepare for regulatory developments in a manner that seeks to ensure compliance with new requirements while mitigating any adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them.

Royal Bank of Canada        Third Quarter 2016        5

Canadian Housing Market and Consumer Debt

The Government of Canada (GoC) continues to express concerns with the level and sustainability of household debt of Canadians, driven in part by higher levels of mortgage debt as a result of persistent and unprecedented low interest rates, and the continued elevation of house prices in the Vancouver and Toronto markets. The GoC has introduced a number of measures to address these concerns, including updates to the regulatory capital requirements for loans secured by residential real estate from the Office of the Superintendent of Financial Institutions (OSFI), which were issued in April 2016 and will be effective November 1, 2016.

More recently, on July 7, 2016, OSFI released a letter to all federally regulated financial institutions outlining the regulator’s intention to tighten its supervisory expectations for mortgage underwriting by placing an even greater emphasis on confirming that the internal controls and risk management practices of mortgage lenders and insurers are sound and take into account changing market developments.

In addition, the GoC recently announced it will form a working group to study the Canadian housing market, particularly in areas such as affordability, supply and demand factors and long-term sustainability, and will be consulting on a national housing strategy, for which industry feedback is requested by October 21, 2016. We will be participating in industry consultations on these issues and any corresponding policy recommendations that might emerge.

Canadian Bail-in Regime

On April 20, 2016, the GoC introduced legislation to create a bank recapitalization or “bail-in” regime for the six domestic systemically important banks (D-SIBs). On June 22, 2016, legislation came into force, amending the Bank Act, the Canada Deposit Insurance Corporation Act and certain other federal statutes, pertaining to banks to create such a regime for D-SIBs.

Under the regime, if OSFI is of the opinion that a D-SIB has ceased or is about to cease to be viable and its viability cannot be restored through the exercise of the Superintendent’s powers, the GoC can direct the Canada Deposit Insurance Corporation to convert certain shares and liabilities of the bank into common shares of the bank or its affiliates. The shares and liabilities that will be subject to conversion, as well as the terms and conditions of conversion, will be prescribed by regulations to be made at a future date. The legislation also provides that OSFI will require such designated D-SIBs to maintain a minimum capacity to absorb losses.

While the specific parameters around conversion and loss-absorbency are not yet known, these changes are not expected to have a material impact on our cost of long-term unsecured funding.

Uniform Fiduciary Standards

On April 6, 2016, the U.S. Department of Labor issued a final rule establishing a uniform fiduciary standard for providers of investment advice and related services in connection with U.S. retirement plans and holders of individual retirement accounts, which is effective April 20, 2017. As reported previously, the rule will impose new requirements and costs on our U.S. Wealth Management brokers and investment advisors who provide individualized investment advice according to a “suitability” standard rather than a fiduciary standard. On April 28, 2016, the Canadian Securities Administrators proposed their own version of a regulatory “best interest standard” intended to replace the current requirement for registered advisors, dealers and representatives to deal “fairly, honestly, and in good faith” with their clients. Similar standards have been proposed or finalized in other jurisdictions, including the U.K. and Australia. While these impacts are not expected to materially affect our overall results, the U.S. rules could significantly impact our U.S. Wealth Management business. We are considering ways to minimize these impacts, including through changes to our current business structure and product offerings.

Supervision of Foreign Banking Organizations (FBO)

On July 1, 2016, we concluded the transfer of our required non-branch and non-agency U.S. assets into our U.S. holding company in order to establish a U.S. Intermediate Holding Company (IHC) pursuant to section 165 of the Dodd Frank Wall Street Reform and Consumer Protection Act as it applies to RBC as a Foreign Banking Organizations (FBO). We continue to enhance our existing risk management oversight and governance framework and practices in order to provide the governance and infrastructure needed to implement and support the remaining FBO-related requirements over the next several years, including those that relate to U.S. stress test and capital planning requirements.

On March 4, 2016, the Fed re-proposed a rule to limit the credit exposures of large banking organizations (including FBOs and IHCs) to any single counterparty or group of related counterparties. We expect we will need to modify our existing systems and put in place appropriate monitoring and reporting mechanisms in order to comply with the prescribed limits by the implementation deadline that will be established once the final rule is issued. As proposed, compliance will be required to be met daily, with monthly reporting to the Fed evidencing compliance.

Regulation of Asset Management Activities

On June 22, 2016, the Financial Stability Board (FSB) released proposed policy recommendations intended to address systemic risk implications related to asset management activities. The FSB consultation sets out 14 recommendations for national regulators and the International Organization of Securities Commissions (IOSCO), focused on overall liquidity risk management and market liquidity implications, securities lending and the use of leverage, and data transparency and reporting. The FSB intends to finalize its recommendations by the end of 2016. On the same day, IOSCO published priorities regarding data gaps in the asset management industry, including recommendations for greater data collection to better understand systemic risk implications. IOSCO has prioritized collecting data on: (i) open-ended regulated Collective Investment Schemes (particularly their liquidity profiles and use of derivatives and leverage); (ii) separately managed accounts (both generally and in relation to leverage and derivative exposure); and (iii) alternative funds. We will engage in consultations with the FSB as relevant to our business. Other jurisdictions, including the U.S. and U.K., are conducting similar analyses focused on the potential risks asset management activities may pose to financial stability. We expect these efforts could result in new regulations impacting Canadian, U.S. and International mutual funds sponsored by us in areas such as liquidity management, enhanced reporting to regulators, and additional disclosures to investors.

6        Royal Bank of Canada        Third Quarter 2016

Global Over-the-Counter (OTC) Derivatives Reforms

We continue to progress on implementing jurisdictional requirements for the mandatory exchange of initial and variation margin (i.e. margin held as collateral to protect against potential counterparty default) on bilateral OTC derivatives as established by guidelines issued jointly by the Basel Committee on Banking Supervision (BCBS) and IOSCO in September 2013. We are in-scope of the U.S. margin rules to exchange margin with the largest counterparties that are also subject to these rules and are working towards compliance by the September 1, 2016 deadline. The European Union and Swiss margin rules have been delayed until Spring 2017 with the implementation dates still to be finalized. Based on our notional OTC derivatives trading activity, we expect to become subject to Canadian and Japanese margin rules on September 1, 2017 and to be required to exchange margin with other counterparties that are also subject to Canadian and Japanese margin rules. These new requirements represent a fundamental change in how non-centrally cleared OTC derivatives are traded and require specific documents to be in place with all in-scope counterparties and custodians prior to the regulatory deadlines. In addition, the amount of initial margin required to be exchanged may increase if banks are not able to rely on internal models-based approaches and instead must use standardized (less risk-sensitive) regulatory imposed margin rates.

On April 13, 2016, the Securities and Exchange Commission adopted final rules requiring securities-based swap dealers (SBSDs) to establish a supervisory regime for their securities-based swaps activities, including designating a Chief Compliance Officer. The final rule also requires SBSDs to disclose risks, conflicts, and other material information about a swap to a counterparty, and ensure any recommendations made to a counterparty are suitable. The Commodity Futures Trading Commission (CFTC) is expected to issue a final rule on capital requirements for swap dealers and final rules on algorithmic trading by the end of 2016. The CFTC is also considering the adoption of final rules that would impose limits on the size of positions that may be entered into in certain derivatives contracts.

None of the impacts described above are expected to materially impact our overall results.

Regulatory Capital and Related Requirements

We continue to monitor and prepare for developments related to regulatory capital. The BCBS has issued a number of proposed revisions and new measures on a consultative basis that would reform the manner in which banks calculate, measure, and report regulatory capital and related risks, including with respect to the use of banks’ own internal risk models. The BCBS is currently awaiting feedback and commentary on these revisions. The BCBS expects these proposals to have a relatively modest impact on capital and leverage for most banks upon finalization.

For a discussion on risk factors resulting from regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks and Legal and regulatory environmental risk sections of our 2015 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2015 Annual Report and the Risk management and Capital management sections of this Q3 2016 Report to Shareholders.

Key corporate events of 2016

RBC General Insurance Company

On July 1, 2016, we completed the sale of RBC General Insurance Company to Aviva Canada Inc. (Aviva). The sale was previously announced on January 21, 2016. The transaction involved the sale of our home and auto insurance business and included a 15-year strategic distribution agreement between RBC Insurance and Aviva. As a result of the transaction, we recorded a gain of $287 million ($235 million after-tax) in our Q3 2016 results, which was recorded in Non-interest income – other. For further details, refer to Note 6 of our Condensed Financial Statements.

Certain Caribbean Wealth Management businesses

On November 4, 2015, we entered into a purchase and sale agreement to sell our trust, custody and fund administration businesses in the Caribbean to SMP Partners Group, subject to customary closing conditions and regulatory approvals. For further details, refer to Note 6 of our Condensed Financial Statements.

City National Corporation

On November 2, 2015, we completed the acquisition of City National Corporation (City National), the holding company for City National Bank. Total consideration of $7.1 billion (US$5.5 billion) was paid with $3.4 billion (US$2.6 billion) in cash, 41.6 million RBC common shares, and $360 million (US$275 million) of RBC first preferred shares. City National has been combined with the U.S. Wealth Management business within our Wealth Management segment. For further details, refer to Note 6 of our Condensed Financial Statements.

Financial performance

Overview

Q3 2016 vs. Q3 2015

Net income of $2,895 million was up $420 million or 17%. Diluted earnings per share (EPS) of $1.88 was up $0.22 and return on common equity (ROE) of 18.0% was down 10 bps from 18.1% last year. Both our diluted EPS and ROE were impacted by our acquisition of City National due to the issuance of RBC common shares as noted above. Our Common Equity Tier 1 (CET1) ratio was 10.5%.

Excluding the gain from the sale of RBC General Insurance Company in the current quarter, which is a specified item and is described further below, net income of $2,660 million was up $185 million or 7% from last year, diluted EPS of $1.72 was up $0.06,

Royal Bank of Canada        Third Quarter 2016        7

and ROE of 16.5% decreased 160 bps. Our results reflected higher earnings in Wealth Management, Capital Markets, and Personal & Commercial Banking, partially offset by lower earnings in Insurance and Investor & Treasury Services.

Wealth Management earnings increased, primarily reflecting the inclusion of our acquisition of City National, which contributed $82 million to net income (see Wealth Management segment discussion on pages 17 – 18 for further details). Benefits from our efficiency management activities also contributed to the increase.

Capital Markets earnings increased mainly driven by strong results in our Global Markets business, lower taxes, and an increase due to foreign exchange translation. These factors were partially offset by lower results in our Corporate and Investment Banking business mainly reflecting decreased client activity.

Personal & Commercial Banking earnings increased largely reflecting volume growth of 6% in Canada and higher fee-based revenue. These factors were partially offset by lower spreads, higher PCL in Canada and higher costs to support business growth.

Insurance earnings increased due to the gain from the sale of RBC General Insurance Company described below. Excluding this specified item, Insurance results decreased mainly due to lower earnings from U.K. annuity contracts as the prior year included a new contract, and higher claims costs due to the Fort McMurray wildfires in May 2016, partially offset by favourable life policyholder behaviour.

Investor & Treasury Services earnings decreased, largely due to the inclusion in the prior year of an additional month of earnings in Investor Services. In the current quarter, higher funding and liquidity earnings reflecting tightening credit spreads and interest rate movements were partially offset by increased investment in technology initiatives and lower earnings from foreign exchange market execution.

For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Q3 2016 vs. Q2 2016

Net income increased $322 million or 13% from the prior quarter. Diluted EPS was up $0.22 and ROE was up 180 bps from 16.2% last quarter.

Excluding the gain on sale in the current quarter as described below, net income of $2,660 million increased $87 million or 3% from the prior quarter, diluted EPS was up $0.06 and ROE was up 30 bps.

Our results were largely driven by higher fixed income trading revenue and lower PCL in Capital Markets, and the positive impact of seasonal factors, including additional days in the quarter, and volume and fee-based revenue growth in Canadian Banking. Higher funding and liquidity earnings in Investor & Treasury Services reflecting tightening credit spreads and interest rate movements, and increased earnings on average fee-based client assets in Wealth Management reflecting capital appreciation and higher earnings from City National mainly due to strong loan growth also contributed to the increase. These factors were partially offset by lower equity trading revenue in Capital Markets, higher costs to support business growth, and lower results in Insurance reflecting lower investment-related gains and higher claims costs mainly related to the Fort McMurray wildfires in May 2016. In addition, the prior quarter included a tax recovery from a prior year tax loss in Insurance.

Q3 2016 vs. Q3 2015 (Nine months ended)

Net income of $7,915 million increased $482 million or 6% from a year ago. Nine month diluted EPS of $5.13 was up $0.14 and ROE of 16.5% was down 240 bps. Both our diluted EPS and ROE were impacted by our acquisition of City National due to the issuance of RBC common shares as noted above.

Excluding the gain on sale in the current quarter and the gain from the wind-up of a U.S.-based subsidiary, both described below, net income of $7,680 million increased $355 million or 5% from the prior year, diluted EPS was up $0.05 and ROE decreased 260 bps. Our results reflected higher earnings in Wealth Management, Personal & Commercial Banking, and Capital Markets, partially offset by lower earnings in Insurance and Investor & Treasury Services. Our results also included an increase due to foreign exchange translation.

Wealth Management earnings increased primarily reflecting the inclusion of our acquisition of City National, which contributed $201 million, lower restructuring costs and benefits from our efficiency management activities.

Personal & Commercial Banking earnings increased mainly due to volume and fee-based revenue growth across most businesses in Canada, as well as higher earnings in the Caribbean. These factors were partially offset by higher PCL in Canada, lower spreads and higher costs to support business growth. In addition, the prior year included a loss related to the sale of RBC Suriname.

Capital Markets earnings increased as lower equity trading revenue, higher PCL, and lower debt and equity origination activity were more than offset by lower variable compensation, lower taxes, and an increase due to foreign exchange translation.

Insurance results increased due to the gain from the sale of RBC General Insurance Company described below. Excluding this specified item, Insurance results decreased mainly reflecting lower earnings from U.K. annuity contracts, partially offset by investment-related gains and growth in both Canadian and International Insurance.

Investor & Treasury Services earnings decreased largely due to increased investment in technology initiatives, lower earnings from foreign exchange market execution, and higher staff costs. In addition, the prior year included an additional month of earnings in Investor Services as noted above. These factors were mostly offset by higher funding and liquidity earnings reflecting tightening credit spreads and interest rate movements, and increased earnings on growth in client deposits and higher client deposit spreads.

Specified items

For the three and nine months ended July 31, 2016, our results were impacted by a gain of $287 million ($235 million after-tax) from the sale of RBC General Insurance Company, our home and auto insurance business, to Aviva Canada Inc. For the nine months ended July 31, 2015, our results were impacted by a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of foreign currency translation adjustment (CTA) that was previously booked in other components of equity (OCE), which was recorded in Corporate Support in the second quarter of 2015. Results excluding these specified items are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section.

8        Royal Bank of Canada        Third Quarter 2016

Impact of foreign currency translation

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

The following table reflects the estimated impact of foreign exchange translation on key income statement items:

	For the three months ended		For the nine months ended
(Millions of Canadian dollars, except per share amounts)	Q3 2016 vs. Q3 2015	Q3 2016 vs. Q2 2016	Q3 2016 vs. Q3 2015
Increase (decrease):
Total revenue	$20	$(25)	$442
PCL	2	–	20
PBCAE	(18)	(10)	9
Non-interest expense	(2)	(19)	241
Income taxes	12	1	54
Net income	26	3	118
Impact on EPS
Basic	$0.02	$ –	$0.08
Diluted	0.02	–	0.08

The relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended			For the nine months ended
(Average foreign currency equivalent of C$1.00) (1)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
U.S. dollar	0.768	0.768	0.789	0.754	0.811
British pound	0.561	0.537	0.508	0.530	0.527
Euro	0.689	0.684	0.715	0.683	0.716

(1)	Average amounts are calculated using month-end spot rates for the period.

Total revenue

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Interest income	$6,184	$6,001	$5,755	$18,241	$17,014
Interest expense	2,061	1,976	1,972	5,897	6,043
Net interest income	$4,123	$4,025	$3,783	$12,344	$10,971
Net interest margin (on average earning assets) (1)	1.69%	1.70%	1.72%	1.70%	1.72%
Investments (2)	$2,133	$2,086	$2,063	$6,359	$6,070
Insurance (3)	1,534	1,351	1,021	4,044	3,719
Trading	311	181	56	582	755
Banking (4)	1,144	1,344	1,071	3,580	3,261
Underwriting and other advisory	524	469	531	1,367	1,535
Other (5)	486	70	303	864	991
Non-interest income	$6,132	$5,501	$5,045	$16,796	$16,331
Total revenue	$10,255	$9,526	$8,828	$29,140	$27,302
Additional information
Total trading revenue
Net interest income	$570	$597	$623	$1,805	$1,758
Non-interest income	311	181	56	582	755
Total trading revenue	$881	$778	$679	$2,387	$2,513
(1)	Net interest margin (on average earning assets) is calculated as net interest income divided by average earning assets.
(2)	Includes securities brokerage commissions, investment management and custodial fees, and mutual fund revenue.
(3)	Includes premiums and investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in PBCAE.
(4)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(5)	Includes other non-interest income, net gain (loss) on available-for-sale (AFS) securities and share of profit in joint ventures and associates.

Q3 2016 vs. Q3 2015

Total revenue increased $1,427 million or 16% from last year. Excluding the gain related to the sale of RBC General Insurance company as noted above, total revenue of $9,968 million increased $1,140 million or 13%. Foreign exchange translation this quarter increased our total revenue by $20 million.

Net interest income increased $340 million or 9%, mainly due to the inclusion of our acquisition of City National, and volume growth of 6% across most of our businesses in Canadian Banking.

Net interest margin was down 3 bps compared to last year, largely due to the continued low interest rate environment and competitive pressures.

Royal Bank of Canada        Third Quarter 2016        9

Investments revenue increased $70 million or 3%, mainly due to higher average fee-based client assets reflecting net sales and capital appreciation in Wealth Management. These factors were partially offset by lower transaction volumes due to the exit of certain international wealth management businesses.

Insurance revenue increased $513 million or 50%, mainly reflecting the positive change in fair value of investments backing our policyholder liabilities of $580 million which was largely offset in PBCAE. This was partially offset by lower revenue from U.K. annuity contracts and a decrease due to foreign exchange translation.

Trading revenue in Non-interest income increased $255 million. Total trading revenue of $881 million, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was up $202 million or 30%, due to higher fixed income trading revenue across all regions and increased foreign exchange trading revenue largely in Canada, partially offset by lower equity trading revenue across most regions.

Banking revenue increased $73 million or 7%, mainly due to the change in fair value of certain Canadian dollar-denominated available-for-sale (AFS) securities that were funded with U.S. dollar-denominated deposits which is offset in Other revenue, and increased service fee revenue in Canadian Banking.

Underwriting and other advisory revenue decreased $7 million or 1%, largely reflecting lower debt and equity origination activity and decreased loan syndication revenue largely in the U.S. These factors were mostly offset by growth in M&A activity mainly in Canada and an increase due to foreign exchange translation.

Other revenue increased $183 million or 60% from last year mainly due to the gain related to the sale of RBC General Insurance company as noted above, partially offset by the change in fair value of certain derivatives used to economically hedge the AFS securities as noted above.

Q3 2016 vs. Q2 2016

Total revenue increased $729 million or 8% from the prior quarter. Excluding the gain on the sale in the current quarter as noted above, total revenue of $9,968 million increased $442 million or 5%, primarily due to the positive change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, higher fixed income trading revenue, as well as higher funding and liquidity revenue reflecting tightening credit spreads and interest rate movements. The positive impact of seasonal factors, including additional days in the quarter also contributed to the increase. These factors were partially offset by lower transaction volumes reflecting reduced client activity.

Q3 2016 vs. Q3 2015 (Nine months ended)

Total revenue increased $1,838 million or 7%. Excluding the gain on the sale in the current quarter and the gain from the wind-up of a U.S. based funding subsidiary in the prior year, both noted above, total revenue of $28,853 million increased $1,659 million or 6%, primarily reflecting the inclusion of our acquisition of City National. Foreign exchange translation of $442 million, volume and fee-based revenue growth in Canadian Banking, the positive change in fair value of investments backing our policyholder liabilities which was largely offset in PBCAE, and higher funding and liquidity revenue also contributed to the increase. These factors were partially offset by lower equity trading revenue as compared to the strong levels last year, lower debt and equity origination and loan syndication activities in the U.S., and lower transaction volumes reflecting reduced client activity.

Revenue excluding the specified items noted above is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Provision for credit losses (PCL)

Q3 2016 vs. Q3 2015

Total PCL increased $48 million or 18%, and the total PCL ratio of 24 bps increased 1 bp from a year ago, mainly due to higher PCL in Capital Markets, Wealth Management and Canadian Banking. These factors were partially offset by lower PCL in Caribbean Banking.

Q3 2016 vs. Q2 2016

Total PCL decreased $142 million or 31%, and the total PCL ratio of 24 bps decreased 12 bps from the prior quarter, mainly due to lower PCL in Capital Markets. In addition, the prior quarter included a $50 million increase in PCL for loans not yet identified as impaired.

Q3 2016 vs. Q3 2015 (Nine months ended)

Total PCL increased $366 million or 45%, and the PCL ratio of 30 bps increased 6 bps from the prior year, mainly due to higher PCL in Capital Markets and Personal & Commercial Banking, and the increase in PCL for loans not yet identified as impaired as noted above. These factors were partially offset by lower PCL in Wealth Management.

For further details on PCL, refer to Credit quality performance in the Credit Risk section.

Insurance policyholder benefits, claims and acquisition expense

Q3 2016 vs. Q3 2015

PBCAE increased $554 million or 84% from a year ago, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue, and higher claims costs related to the Fort McMurray wildfires in May 2016. In addition, the prior year benefited from a new U.K. annuity contract. These factors were partially offset by favourable life policyholder behaviour.

Q3 2016 vs. Q2 2016

PBCAE increased $222 million or 22% from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue. This factor was partially offset by favourable life policyholder behavior and lower life retrocession claims costs.

10        Royal Bank of Canada        Third Quarter 2016

Q3 2016 vs. Q3 2015 (Nine months ended)

PBCAE increased $356 million or 13% from the prior year, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue, and lower impact from new U.K. annuity contracts, partially offset by a reduction related to our retrocession contracts, which was largely offset in revenue, and investment-related gains.

Non-interest expense

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Salaries	$1,462	$1,445	$1,309	$4,399	$3,849
Variable compensation	1,129	1,046	1,133	3,249	3,578
Benefits and retention compensation	402	430	399	1,296	1,252
Share-based compensation	86	93	49	225	222
Human resources	$3,079	$3,014	$2,890	$9,169	$8,901
Equipment	346	358	327	1,060	935
Occupancy	387	382	351	1,162	1,042
Communications	240	224	213	667	635
Professional fees	279	247	223	766	625
Amortization of other intangibles	250	229	180	713	532
Other	510	433	451	1,401	1,321
Non-interest expense	$5,091	$4,887	$4,635	$14,938	$13,991
Efficiency ratio (1)	49.6%	51.3%	52.5%	51.3%	51.2%

(1)	Efficiency ratio is calculated as non-interest expense divided by total revenue.

Q3 2016 vs. Q3 2015

Non-interest expense increased $456 million or 10%, largely due to the inclusion of City National, which increased non-interest expense $409 million, and included $48 million related to the amortization of intangibles, and $20 million related to integration costs. Higher costs in support of business growth, increased technology spend, and higher regulatory and compliance costs also contributed to the increase. These factors were partially offset by lower variable compensation in Capital Markets and continuing benefits from our efficiency management activities.

Our efficiency ratio of 49.6% decreased 290 bps from 52.5% last year. Excluding the gain recorded in the current quarter related to the sale of RBC General Insurance Company noted above, our efficiency ratio decreased 140 bps, mainly due to the positive change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, and continuing benefits from our efficiency management activities. These factors were partially offset by the inclusion of our acquisition of City National.

Q3 2016 vs. Q2 2016

Non-interest expense increased $204 million or 4%, primarily reflecting higher variable compensation in Capital Markets and Wealth Management, the unfavourable impact of seasonal factors including additional days in the quarter, and higher costs in support of business growth. These factors were partly offset by a decrease from foreign exchange translation of $19 million and the change in fair value of our U.S. share-based compensation plan.

Our efficiency ratio of 49.6% decreased 170 bps from 51.3% last quarter. Excluding the gain on sale in the current quarter noted above, our efficiency ratio decreased 20 bps from last quarter, largely driven by the positive change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Q3 2016 vs. Q3 2015 (Nine months ended)

Non-interest expense increased $947 million or 7% mainly due to the inclusion of City National, which increased non-interest expense by $1,208 million, and included $147 million related to the amortization of intangibles, and $75 million related to integration costs. An increase due to foreign exchange translation of $241 million, higher costs in support of business growth and increased technology spend also contributed to the increase. These factors were partially offset by lower variable compensation in Capital Markets and continuing benefits from our efficiency management activities.

Our efficiency ratio of 51.3% increased 10 bps from 51.2% last year. Excluding the gain on sale in the current quarter and the gain from the wind-up of a U.S.-based subsidiary, both noted above, our efficiency ratio increased 40 bps, mainly due to the inclusion of our acquisition of City National. This factor was partly offset by the positive change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, and continuing benefits from our efficiency management activities.

The efficiency ratio excluding the specified items noted above is a non-GAAP measure. For further details, refer to the Key performance and non-GAAP measures section.

Royal Bank of Canada        Third Quarter 2016        11

Income taxes

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Income taxes	$741	$618	$792	$2,072	$2,385
Income before income taxes	$3,636	$3,191	$3,267	$9,987	$9,818

Canadian statutory income tax rate (1)	26.5%	26.5%	26.3%	26.5%	26.3%
Lower average tax rate applicable to subsidiaries	(5.1)%	(2.3)%	(0.2)%	(3.0)%	(0.7)%
Tax-exempt income from securities	(2.4)%	(3.9)%	(3.2)%	(3.4)%	(2.9)%
Tax rate change	0.1%	–%	0.1%	–%	0.2%
Effect of previously unrecognized tax loss, tax credit or temporary differences	–%	(0.8)%	(0.1)%	(0.3)%	–%
Other	1.3%	(0.1)%	1.3%	0.9%	1.4%
Effective income tax rate	20.4%	19.4%	24.2%	20.7%	24.3%

(1)	Blended Federal and Provincial statutory income tax rate.

Q3 2016 vs. Q3 2015

Income tax expense decreased $51 million or 6% from last year, despite higher earnings before income tax. The effective income tax rate of 20.4% decreased 380 bps mainly due to higher income earned in subsidiaries with lower average tax rates and the impact from the sale of RBC General Insurance Company, which were partially offset by lower tax-exempt income.

Q3 2016 vs. Q2 2016

Income tax expense increased $123 million or 20% from last quarter, mainly due to higher income before income taxes. In addition, the effective income tax rate of 20.4% increased 100 bps from 19.4% in the last quarter, mainly due to lower tax-exempt income in the current quarter.

Q3 2016 vs. Q3 2015 (Nine months ended)

Income tax expense decreased $313 million or 13% from the prior year, despite higher earnings before income taxes, and the effective income tax rate of 20.7% decreased 360 bps due to favourable tax adjustments and higher tax-exempt income in the current year.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid and remain largely unchanged from October 31, 2015. Effective the first quarter of 2016, we increased our capital attribution rate to our business segments to better align with higher regulatory capital requirements. For further details on attributed capital, refer to Capital Management section.

For further details on our key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2015 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity (ROE)

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. ROE does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2015 Annual Report.

12        Royal Bank of Canada        Third Quarter 2016

The following table provides a summary of our ROE calculations:

	For the three months ended
	July 31 2016							April 30 2016	July 31 2015
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,296	$370	$361	$151	$611	$12	$2,801	$2,486	$2,399
Total average common equity (1), (2)	18,400	12,900	1,900	3,350	17,200	8,050	61,800	62,400	52,600
ROE (3)	28.0%	11.4%	75.7%	18.2%	14.2%	n.m.	18.0%	16.2%	18.1%

	For the nine months ended
	July 31 2016							July 31 2015
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$3,837	$1,031	$665	$426	$1,725	$(31)	$7,653	$7,219
Total average common equity (1), (2)	18,600	12,950	1,700	3,400	18,000	7,250	61,900	51,100
ROE (3)	27.6%	10.6%	52.3%	16.9%	12.8%	n.m.	16.5%	18.9%
(1)	Average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital. Effective the first quarter of 2016, we increased our capital attribution rate to better align with higher regulatory capital requirements.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP measures

We believe that certain non-GAAP measures described below are more reflective of our ongoing operating results, and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three and nine months ended July 31, 2016 with the corresponding periods in the prior year and the three months ended April 30, 2016 as well as, in the case of economic profit, measure relative contribution to shareholder value. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value.

The capital charge includes a charge for common equity and preferred shares. For 2016, our cost of capital remains unchanged at 9.0%.

The following table provides a summary of our Economic profit:

	For the three months ended
	July 31 2016							April 30 2016	July 31 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income	$1,322	$388	$364	$157	$635	$29	$2,895	$2,573	$2,475
add: Non-controlling interests	(1)	–	–	(1)	–	(7)	(9)	(13)	(26)
After-tax effect of amortization of other intangibles	4	45	–	5	1	(4)	51	52	27
Intangibles write-down	–	–	–	–	–	–	–	–	–
Adjusted net income (loss)	$1,325	$433	$364	$161	$636	$18	$2,937	$2,612	$2,476
less: Capital charge	442	310	46	80	412	194	1,484	1,455	1,244
Economic profit (loss)	$883	$123	$318	$81	$224	$(176)	$1,453	$1,157	$1,232

Royal Bank of Canada        Third Quarter 2016        13

	For the nine months ended
	July 31 2016							July 31 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income	$3,909	$1,077	$672	$439	$1,788	$30	$7,915	$7,433
add: Non-controlling interests	(7)	–	–	(1)	–	(35)	(43)	(77)
After-tax effect of amortization of other intangibles	9	139	–	12	1	(2)	159	87
Intangibles write-down	–	–	–	–	–	–	–	4
Adjusted net income (loss)	$3,911	$1,216	$672	$450	$1,789	$(7)	$8,031	$7,447
less: Capital charge	1,318	920	121	239	1,275	517	4,390	3,577
Economic profit (loss)	$2,593	$296	$551	$211	$514	$(524)	$3,641	$3,870

Results excluding specified items

Our results were impacted by the following specified items:

•	For the three and nine months ended July 31, 2016, a gain of $287 million ($235 million after-tax) related to the sale of RBC General Insurance Company to Aviva Canada Inc., which was recorded in our Insurance segment.
•	For the nine months ended July 31, 2015, a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of foreign currency translation adjustment (CTA) that was previously booked in other components of equity (OCE), which was recorded in Corporate Support.

The following tables provide calculations of our consolidated and segment results and measures excluding these specified items for the three and nine months ended July 31, 2016, and the nine months ended July 31, 2015:

Consolidated

	For the three months ended (1)
	July 31 2016
	Item excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Gain related to the sale of RBC General Insurance	Adjusted
Continuing operations
Total revenue	$10,255	$(287)	$9,968
PCL	318	–	318
PBCAE	1,210	–	1,210
Non-interest expense	5,091	–	5,091
Net income before income taxes	$3,636	$(287)	$3,349
Income taxes	741	(52)	689
Net income	$2,895	$(235)	$2,660
Net income available to common shareholders	$2,801	$(235)	$2,566
Average number of common shares (thousands)	1,485,915		1,485,915
Basic earnings per share (in dollars)	$1.88	$(0.16)	$1.72
Average number of diluted common shares (thousands)	1,494,126		1,494,126
Diluted earnings per share (in dollars)	$1.88	$(0.16)	$1.72
Average common equity	$61,800		$61,800
ROE (2)	18.0%		16.5%
Efficiency ratio	49.6%		51.1%
Effective tax rate	20.4%		20.6%

(1)	There were no specified items for the three months ended April 30, 2016 or July 31, 2015.
(2)	ROE is based on actual balances of average common equity before rounding.

14        Royal Bank of Canada        Third Quarter 2016

	For the nine months ended (1)
	July 31 2016			July 31 2015
	Item excluded			Item excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Gain related to the sale of RBC General Insurance	Adjusted	As reported	Release of CTA	Adjusted
Continuing operations
Total revenue	$29,140	$(287)	$28,853	$27,302	$(108)	$27,194
PCL	1,188	–	1,188	822	–	822
PBCAE	3,027	–	3,027	2,671	–	2,671
Non-interest expense	14,938	–	14,938	13,991	–	13,991
Net income before income taxes	$9,987	$(287)	$9,700	$9,818	$(108)	$9,710
Income taxes	2,072	(52)	2,020	2,385	–	2,385
Net income	$7,915	$(235)	$7,680	$7,433	$(108)	$7,325
Net income available to common shareholders	$7,653	$(235)	$7,418	$7,219	$(108)	$7,111
Average number of common shares (thousands)	1,486,550		1,486,550	1,442,579		1,442,579
Basic earnings per share (in dollars)	$5.15	$(0.16)	$4.99	$5.00	$(0.07)	$4.93
Average number of diluted common shares (thousands)	1,494,877		1,494,877	1,449,206		1,449,206
Diluted earnings per share (in dollars)	$5.13	$(0.16)	$4.97	$4.99	$(0.07)	$4.92
Average common equity	$61,900		$61,900	$51,100		$51,100
ROE (2)	16.5%		16.0%	18.9%		18.6%
Efficiency ratio	51.3%		51.8%	51.2%		51.4%
Effective tax rate	20.7%		20.8%	24.3%		24.6%

(1)	There were no specified items for the three months ended April 30, 2016 or July 31, 2015.
(2)	ROE is based on actual balances of average common equity before rounding.

Insurance

	For the three months ended
	July 31 2016
	Item excluded
(Millions of Canadian dollars, except percentage amounts)	As reported	Gain related to the sale of RBC General Insurance	Adjusted
Total revenue	$1,818	$(287)	$1,531
PBCAE	1,210	–	1,210
Non-interest expense	151	–	151
Net income before income taxes	457	(287)	170
Net income	$364	$(235)	$129
Selected balance and other information
ROE	75.7%		26.4%

	For the nine months ended
	July 31 2016
	Item excluded
(Millions of Canadian dollars, except percentage amounts)	As reported	Gain related to the sale of RBC General Insurance	Adjusted
Total revenue	$4,328	$(287)	$4,041
PBCAE	3,027	–	3,027
Non-interest expense	468	–	468
Net income before income taxes	833	(287)	546
Net income	$672	$(235)	$437
Selected balance and other information
ROE	52.3%		33.8%

Royal Bank of Canada        Third Quarter 2016        15

Personal & Commercial Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Net interest income	$2,598	$2,527	$2,543	$7,697	$7,435
Non-interest income	1,137	1,107	1,083	3,355	3,229
Total revenue	3,735	3,634	3,626	11,052	10,664
PCL	271	279	257	834	744
Non-interest expense	1,687	1,614	1,648	4,977	4,894
Income before income taxes	1,777	1,741	1,721	5,241	5,026
Net income	$1,322	$1,297	$1,281	$3,909	$3,736
Revenue by business
Canadian Banking	$3,499	$3,380	$3,390	$10,301	$9,970
Caribbean & U.S. Banking	236	254	236	751	694
Selected balances and other information
ROE	28.0%	27.8%	30.3%	27.6%	30.3%
Net interest margin (NIM) (1)	2.68%	2.69%	2.72%	2.68%	2.71%
Efficiency ratio (2)	45.2%	44.4%	45.4%	45.0%	45.9%
Operating leverage	0.6%	4.9%	3.8%	1.9%	4.4%
Effective income tax rate	25.6%	25.5%	25.6%	25.4%	25.7%
Average total earning assets	$386,000	$382,200	$370,700	$383,500	$366,200
Average loans and acceptances	384,700	380,600	369,100	381,900	364,800
Average deposits	321,300	314,600	299,200	316,900	295,800
AUA (3)	235,300	228,000	227,900	235,300	227,900
PCL on impaired loans as a % of average net loans and acceptances	0.28%	0.30%	0.28%	0.29%	0.27%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at July 31, 2016 of $18.8 billion and $9.4 billion, respectively (April 30, 2016 – $19.8 billion and $9.9 billion; July 31, 2015 – $21.7 billion and $8.4 billion).

Q3 2016 vs. Q3 2015

Net income increased $41 million or 3% compared to last year, largely reflecting volume growth of 6% in Canada and higher fee-based revenue. These factors were partially offset by lower spreads, higher PCL in Canada and higher costs to support business growth.

Total revenue increased $109 million or 3%.

Canadian Banking revenue increased $109 million or 3%, largely reflecting volume and fee-based revenue growth. These factors were partially offset by lower spreads.

Caribbean & U.S. Banking revenue was relatively flat compared to last year.

Net interest margin was down 4 bps, largely due to the continued low interest rate environment and competitive pressures.

PCL increased $14 million or 5%, with the PCL ratio remaining flat, largely due to higher write-offs in our Canadian credit cards portfolio and higher provisions in our Canadian personal lending portfolio. These factors were partially offset by lower provisions in our Caribbean Banking business. For further details, refer to Credit quality performance in the Credit Risk section.

Non-interest expense increased $39 million or 2%, largely reflecting higher costs in support of business growth and increased technology spend. These factors were partially offset by continuing benefits from our efficiency management activities.

Q3 2016 vs. Q2 2016

Net income increased $25 million or 2% from last quarter, largely reflecting the positive impact of seasonal factors, including additional days in the quarter, higher fee-based revenue, and volume growth. These factors were largely offset by higher costs to support business growth and lower spreads.

Net interest margin was relatively stable (decreased 1 bp).

Q3 2016 vs. Q3 2015 (Nine months ended)

Net income increased $173 million or 5% largely due to volume and fee-based revenue growth across most businesses in Canada, as well as higher earnings in the Caribbean. These factors were partially offset by higher PCL in Canada, lower spreads and higher costs to support business growth. In addition, the prior year included a loss related to the sale of RBC Suriname.

Total revenue increased $388 million or 4% primarily attributable to volume growth of 6% in Canada and fee-based revenue growth. These factors were partially offset by lower spreads.

PCL increased $90 million or 12%, and the PCL ratio increased 2 bps, mainly due to higher provisions in our Canadian personal and commercial lending portfolios, and higher write-offs in our credit cards portfolio. These were partially offset by lower provisions in our Caribbean business. For further details, refer to Credit quality performance in the Credit Risk section.

Non-interest expense increased $83 million or 2% compared to last year mainly due to higher costs to support business growth and increased technology spend. These factors were partially offset by continuing benefits from our efficiency management activities and lower marketing costs.

16        Royal Bank of Canada        Third Quarter 2016

Canadian Banking

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Net interest income	$2,442	$2,367	$2,381	$7,212	$6,970
Non-interest income	1,057	1,013	1,009	3,089	3,000
Total revenue	3,499	3,380	3,390	10,301	9,970
PCL	265	273	238	804	684
Non-interest expense	1,503	1,434	1,476	4,432	4,362
Net income before income taxes	1,731	1,673	1,676	5,065	4,924
Net income	$1,284	$1,241	$1,239	$3,756	$3,650
Revenue by business
Personal Financial Services	$1,973	$1,908	$1,949	$5,813	$5,678
Business Financial Services	814	773	780	2,379	2,317
Cards and Payment Solutions	712	699	661	2,109	1,975
Selected balances and other information
ROE	33.4%	32.9%	36.5%	32.7%	36.8%
NIM (1)	2.63%	2.64%	2.66%	2.63%	2.66%
Efficiency ratio (2)	43.0%	42.4%	43.5%	43.0%	43.8%
Operating leverage	1.4%	3.6%	0.7%	1.7%	1.0%
Effective income tax rate	25.8%	25.8%	26.1%	25.8%	25.9%
Average total earning assets	$368,900	$364,900	$354,600	$366,000	$350,400
Average loans and acceptances	375,600	371,300	360,300	372,500	356,000
Average deposits	302,700	296,200	282,000	298,100	278,700
AUA (3)	227,400	218,800	217,700	227,400	217,700
PCL on impaired loans as a % of average net loans and acceptances	0.28%	0.30%	0.26%	0.29%	0.26%
(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at July 31, 2016 of $18.8 billion and $9.4 billion respectively (April 30, 2016 – $19.8 billion and $9.9 billion; July 31, 2015 – $21.7 billion and $8.4 billion).

Q3 2016 vs. Q3 2015

Net income increased $45 million or 4%, mainly reflecting volume and fee-based revenue growth across most businesses. These factors were partially offset by lower spreads, higher PCL and higher costs to support business growth.

Total revenue increased $109 million or 3%.

Personal Financial Services revenue increased $24 million or 1%, mainly due to continued volume growth of 7% in residential mortgages and personal deposits, and higher fee-based revenue largely reflecting growth in client accounts. These factors were partially offset by lower spreads.

Business Financial Services revenue increased $34 million or 4%, reflecting volume growth of 7% in business deposits and loans, and gains related to our commercial mortgage-backed securities portfolio. These factors were partially offset by lower spreads.

Cards and Payment Solutions revenue increased $51 million or 8%, mainly due to higher loan balances and transaction volumes.

Net interest margin decreased 3 bps compared to last year, reflecting the continued low interest rate environment and competitive pressures.

PCL increased $27 million or 11%, and the PCL ratio increased 2 bps, mainly due to higher write-offs in our credit cards portfolios and higher provisions in our personal lending portfolio. These factors were partially offset by net recoveries in our commercial lending portfolio. For further details, refer to Credit quality performance in the Credit Risk section.

Non-interest expense increased $27 million or 2% due to higher costs to support business growth and increased technology spend. These factors were partially offset by continuing benefits from our efficiency management activities.

Q3 2016 vs. Q2 2016

Net income increased $43 million or 3% from last quarter, largely due to the positive impact of seasonal factors, including additional days in the quarter, higher fee-based revenue and volume growth. These factors were partially offset by higher costs to support business growth and lower spreads.

Net interest margin was relatively stable (decreased 1 bp).

Q3 2016 vs. Q3 2015 (nine months ended)

Net income increased $106 million or 3% due to volume growth of 6% and fee-based revenue growth across most businesses. These factors were partially offset by higher PCL and lower spreads.

Total revenue increased $331 million or 3% reflecting volume and fee-based revenue growth across most businesses. These factors were partially offset by lower spreads.

PCL increased $120 million or 18%, and the PCL ratio increased 3 bps, mainly due to higher provisions in our personal and commercial lending portfolios, and higher write-offs in our credit cards portfolio. For further details, refer to Credit quality performance in the Credit Risk section.

Non-interest expense increased $70 million or 2% mainly due to higher costs in support of business growth and increased technology spend. These factors were partially offset by continuing benefits from our efficiency management activities and lower marketing costs.

Royal Bank of Canada        Third Quarter 2016        17

Wealth Management

(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	As at or for the three months ended			As at or for the nine months ended
	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Net interest income	$496	$466	$129	$1,431	$375
Non-interest income
Fee-based revenue	1,276	1,232	1,200	3,778	3,511
Transactional and other revenue	463	482	379	1,293	1,236
Total revenue	2,235	2,180	1,708	6,502	5,122
PCL	14	7	–	26	45
Non-interest expense	1,717	1,670	1,302	5,065	3,975
Income before income taxes	504	503	406	1,411	1,102
Net income	$388	$386	$285	$1,077	$786
Revenue by business
Canadian Wealth Management (1)	$606	$601	$584	$1,802	$1,725
U.S. Wealth Management (including City National)	1,064	1,038	506	3,042	1,509
U.S. Wealth Management (including City National) (US$ millions)	817	798	400	2,300	1,224
International Wealth Management	107	108	162	328	515
Global Asset Management	458	433	456	1,330	1,373
Selected balances and other information
ROE	11.4%	11.6%	18.6%	10.6%	17.5%
NIM (2)	2.87%	2.88%	2.60%	2.85%	2.52%
Pre-tax margin (3)	22.6%	23.1%	23.8%	21.7%	21.5%
Number of advisors (4)	4,716	4,695	4,044	4,716	4,044
Average total earning assets	$68,800	$65,700	$19,700	$67,100	$19,900
Average loans and acceptances	49,100	47,900	17,700	48,800	17,800
Average deposits	85,200	82,200	40,500	83,500	40,300
AUA – total (5)	772,600	738,800	778,400	772,600	778,400
– U.S. Wealth Management (including City National) (5)	312,000	290,500	288,000	312,000	288,000
– U.S. Wealth Management (including City National) (US$ millions) (5)	239,000	231,400	220,200	239,000	220,200
AUM (5)	569,700	539,700	503,200	569,700	503,200
Average AUA	766,400	750,000	764,700	764,700	758,200
Average AUM	559,300	543,500	496,200	554,800	482,600

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended		For the nine months ended
	Q3 2016 vs. Q3 2015	Q3 2016 vs. Q2 2016	Q3 2016 vs. Q3 2015
Increase (decrease):
Total revenue	$5	$ (5)	$116
Non-interest expense	2	(5)	96
Net income	2	–	12
Percentage change in average US$ equivalent of C$1.00	(3)%	–%	(7)%
Percentage change in average British pound equivalent of C$1.00	10%	4%	1%
Percentage change in average Euro equivalent of C$1.00	(4)%	1%	(5)%

(1)	Amounts have been revised from those previously presented.
(2)	NIM is calculated as Net interest income divided by Average total earning assets.
(3)	Pre-tax margin is defined as income before income taxes divided by Total revenue.
(4)	Represents client-facing advisors across all our wealth management businesses.
(5)	Represents period-end spot balances.

On November 2, 2015, we completed the acquisition of City National, which was combined with our U.S. Wealth Management business. Our U.S. & International Wealth Management business line was divided into two businesses: U.S. Wealth Management (including City National), and International Wealth Management.

Q3 2016 vs. Q3 2015

Net income increased $103 million or 36% from a year ago, largely reflecting the inclusion of our acquisition of City National, which contributed $82 million to net income. Benefits from our efficiency management activities also contributed to the increase.

Total revenue increased $527 million or 31% with our inclusion of City National contributing $508 million.

Canadian Wealth Management revenue increased $22 million or 4%, mainly due to higher average fee-based client assets reflecting strong net sales and capital appreciation.

U.S. Wealth Management (including City National) revenue increased $558 million (US$417 million) or 110%, with our acquisition of City National contributing $508 million (US$390 million).

International Wealth Management revenue decreased $55 million or 34%, mainly due to lower average fee-based client assets, lower transaction volumes, and lower net interest income, largely due to the exit of certain international businesses.

Global Asset Management revenue increased $2 million, mainly due to higher client assets under management, largely offset by a decrease due to foreign exchange translation.

PCL increased $14 million mainly related to provisions recorded in City National.

18        Royal Bank of Canada        Third Quarter 2016

Non-interest expense increased $415 million or 32%, primarily due to the inclusion of our acquisition of City National which increased expenses by $409 million, and included $48 million related to the amortization of intangibles and $20 million related to integration costs. This factor was partially offset by benefits from our efficiency management activities.

Q3 2016 vs. Q2 2016

Net income increased $2 million from the prior quarter, largely due to higher earnings on average fee-based client assets, reflecting capital appreciation, and higher earnings from City National mainly due to strong loan growth. These factors were partially offset by the change in fair value of our U.S. share-based compensation plan.

Q3 2016 vs. Q3 2015 (Nine months ended)

Net income increased $291 million or 37% largely reflecting the inclusion of our acquisition of City National, which contributed $201 million, lower restructuring costs and benefits from our efficiency management activities. These factors were partially offset by lower transaction volumes.

Total revenue increased $1,380 million or 27%, mainly due to our inclusion of City National which increased revenue $1,445 million and an increase due to foreign exchange translation. These factors were partially offset by lower transaction volumes reflecting reduced client activity.

PCL decreased $19 million or 42% as the prior year included provisions on a couple of accounts related to our International Wealth Management business. In the current year, provisions of $26 million were mainly attributable to City National.

Non-interest expense increased $1,090 million or 27%, reflecting our inclusion of City National which increased expenses by $1,208 million, and included $147 million related to the amortization of intangibles and $75 million related to integration costs. An increase due to foreign exchange translation also contributed to the increase. These factors were partially offset by lower restructuring costs and benefits from our efficiency management activities.

Insurance

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Non-interest income
Net earned premiums	$764	$837	$843	$2,477	$2,574
Investment income (1)	921	390	52	1,473	788
Fee income	133	124	126	378	357
Total revenue	1,818	1,351	1,021	4,328	3,719
Insurance policyholder benefits and claims (1)	1,158	933	610	2,859	2,504
Insurance policyholder acquisition expense	52	55	46	168	167
Non-interest expense	151	157	153	468	455
Income before income taxes	457	206	212	833	593
Net income	$364	$177	$173	$672	$481
Revenue by business
Canadian Insurance	$1,437	$894	$603	$3,078	$2,430
International Insurance	381	457	418	1,250	1,289
Selected balances and other information
ROE	75.7%	44.3%	43.6%	52.3%	41.1%
Premiums and deposits (2)	$1,131	$1,184	$1,252	$3,529	$3,707
Fair value changes on investments backing policyholder liabilities (1)	543	225	(37)	805	438

(1)	Investment income can experience volatility arising from fluctuation of fair value through profit or loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statement of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

On July 1, 2016, we completed the sale of RBC General Insurance Company to Aviva Canada Inc. (Aviva) as previously announced on January 21, 2016. The transaction involved the sale of our home and auto insurance business and included a 15-year strategic distribution agreement between RBC Insurance and Aviva. As a result of the transaction, we recorded a gain of $287 million ($235 million after-tax) in our Q3 2016 results. For further details, refer to Note 6 of our Condensed Financial Statements.

Q3 2016 vs. Q3 2015

Net income increased $191 million from a year ago. Excluding the after-tax gain of $235 million on the sale of RBC General Insurance Company to Aviva, net income decreased $44 million or 25%, mainly due to lower earnings from U.K. annuity contracts, as the prior year included a new contract, and higher claims costs of $10 million due to the Fort McMurray wildfires in May 2016. These factors were partially offset by favourable life policyholder behaviour.

Total revenue increased $797 million or 78% from the prior year.

Canadian Insurance revenue increased $834 million, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE. The gain on the sale of RBC General Insurance Company, as noted above also contributed to the increase.

International Insurance revenue decreased $37 million or 9%, mainly due to lower revenue from U.K. annuity contracts and a decrease due to foreign exchange translation, partially offset by the change in fair value of investments backing our policyholder liabilities. These factors were largely offset in PBCAE.

Royal Bank of Canada        Third Quarter 2016        19

PBCAE increased $554 million, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in revenue, and higher claims costs related to the Fort McMurray wildfires in May 2016. In addition, the prior year benefited from a new U.K. annuity contract. These factors were partially offset by favourable life policyholder behaviour.

Non-interest expense decreased $2 million or 1% compared to the prior year.

Q3 2016 vs. Q2 2016

Net income increased $187 million from the prior quarter. Excluding the gain on the sale of RBC General Insurance Company as noted above, net income decreased $48 million or 27%, reflecting lower investment-related gains, and higher claims costs mainly related to the Fort McMurray wildfires in May 2016. In addition, the prior quarter included a tax recovery. This was partially offset by favourable life policyholder behavior and lower life retrocession claims costs.

Q3 2016 vs. Q3 2015 (Nine months ended)

Net income increased $191 million or 40% from a year ago. Excluding the gain on the sale of RBC General Insurance Company as noted above, net income decreased by $44 million or 9%, reflecting lower earnings from U.K. annuity contracts. These factors were partially offset by investment-related gains and growth in both Canadian and International Insurance.

Total revenue increased $609 million or 16% mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, the gain on the sale of RBC General Insurance Company as noted above, and growth in both Canadian and International Insurance. These factors were partially offset by a reduction in revenue related to our retrocession contracts, which was largely offset in PBCAE.

PBCAE increased $356 million or 13%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue, and lower impact from new U.K. annuity contracts, partially offset by a reduction related to our retrocession contracts, which was largely offset in revenue, and investment-related gains.

Non-interest expense increased $13 million or 3%, mainly in support of business growth and strategic initiatives, partially offset by efficiency management activities.

Results excluding the gain on the sale of RBC General Insurance Company noted above are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Investor & Treasury Services

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Net interest income	$195	$190	$204	$611	$598
Non-interest income	382	350	352	1,056	992
Total revenue (1)	577	540	556	1,667	1,590
Non-interest expense	368	352	331	1,081	958
Net income before income taxes	209	188	225	586	632
Net income	$157	$139	$167	$439	$468
Selected balances and other information
ROE	18.2%	16.5%	24.5%	16.9%	24.2%
Average deposits	$123,200	$138,100	$144,200	$137,700	$136,200
Client deposits	53,000	53,900	52,000	53,500	48,300
Wholesale funding deposits	70,200	84,200	92,200	84,200	87,900
AUA (2)	3,724,300	3,617,700	3,990,900	3,724,300	3,990,900
Average AUA	3,699,300	3,627,000	3,924,300	3,731,000	3,796,100

	For the three months ended		For the nine months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q3 2016 vs. Q3 2015	Q3 2016 vs. Q2 2016	Q3 2016 vs. Q3 2015
Increase (decrease):
Total revenue	$7	$(2)	$45
Non-interest expense	1	(3)	20
Net income	5	1	17
Percentage change in average US$ equivalent of C$1.00	(3)%	–%	(7)%
Percentage change in average British pound equivalent of C$1.00	10%	4%	1%
Percentage change in average Euro equivalent of C$1.00	(4)%	1%	(5)%

(1)	Effective the third quarter of 2015, we have aligned the reporting period of Investor Services, which resulted in an additional month of earnings being included in the third quarter of 2015. The net impact of the additional month was recorded in revenue.
(2)	Represents period-end spot balances.

Q3 2016 vs. Q3 2015

Net income decreased $10 million or 6%, as the prior year included an additional month of earnings in Investor Services of $42 million ($28 million after-tax). In the current quarter, higher funding and liquidity earnings reflecting tightening credit spreads and interest rate movements were partially offset by increased investment in technology initiatives and lower earnings from foreign exchange market execution.

20        Royal Bank of Canada        Third Quarter 2016

Total revenue increased $21 million or 4%, largely due to higher funding and liquidity revenue reflecting tightening credit spreads and interest rate movements, increased revenue on growth in client deposits and higher client deposit spreads, and an increase due to foreign exchange translation. These factors were partially offset by lower revenue from foreign exchange market execution as compared to the strong levels last year. In addition, the prior year included an additional month of earnings in Investor Services as noted above.

Non-interest expense increased $37 million or 11%, mainly due to increased investment in technology initiatives and higher regulatory costs.

Q3 2016 vs. Q2 2016

Net income increased $18 million or 13%, primarily due to higher funding and liquidity earnings reflecting tightening credit spreads and interest rate movements, partially offset by higher regulatory costs.

Q3 2016 vs. Q3 2015 (Nine months ended)

Net income decreased $29 million or 6%, largely due to increased investment in technology initiatives, lower earnings from foreign exchange market execution, and higher staff costs. In addition, the prior year included an additional month of earnings in Investor Services as noted above. These factors were partly offset by higher funding and liquidity earnings reflecting tightening credit spreads and interest rate movements, and increased revenue on growth in client deposits and higher client deposit spreads.

Total revenue increased $77 million or 5%, mainly reflecting an increase due to foreign exchange translation, higher funding and liquidity revenue reflecting tightening credit spreads and interest rate movements, and increased earnings on growth in client deposits and higher client deposit spreads. These factors were partially offset by lower revenue from foreign exchange market execution. In addition, the prior year included the impact of an additional month in Investor Services as noted above.

Non-interest expense increased $123 million or 13%, largely due to increased investment in technology initiatives, an increase due to foreign exchange translation, and higher staff costs in support of business growth.

Capital Markets

	As at or for the three months ended			As at or for the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Net interest income (1)	$892	$993	$1,016	$2,947	$2,872
Non-interest income (1)	1,195	997	1,030	3,110	3,454
Total revenue (1)	2,087	1,990	2,046	6,057	6,326
PCL	33	123	15	276	35
Non-interest expense	1,160	1,080	1,187	3,315	3,624
Net income before income taxes	894	787	844	2,466	2,667
Net income	$635	$583	$545	$1,788	$1,764
Revenue by business
Corporate and Investment Banking	$956	$892	$1,006	$2,718	$2,850
Global Markets	1,148	1,125	1,070	3,383	3,542
Other	(17)	(27)	(30)	(44)	(66)
Selected balances and other information
ROE	14.2%	12.1%	12.9%	12.8%	14.1%
Average total assets	$514,500	$502,600	$465,200	$512,000	$469,600
Average trading securities	104,600	100,700	116,100	104,800	117,700
Average loans and acceptances	87,400	89,600	81,300	88,900	77,600
Average deposits	61,600	62,200	62,700	62,300	59,300
PCL on impaired loans as a % of average net loans and acceptances	0.15%	0.56%	0.07%	0.41%	0.06%

	For the three months ended		For the nine months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	Q3 2016 vs. Q3 2015	Q3 2016 vs. Q2 2016	Q3 2016 vs. Q3 2015
Increase (decrease):
Total revenue	$28	$(5)	$271
Non-interest expense	(2)	(7)	109
Net income	20	2	98
Percentage change in average US$ equivalent of C$1.00	(3)%	–%	(7)%
Percentage change in average British pound equivalent of C$1.00	10%	4%	1%
Percentage change in average Euro equivalent of C$1.00	(4)%	1%	(5)%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended July 31, 2016 was $267 million (April 30, 2016 – $203 million, July 31, 2015 – $133 million) and for the nine months ended July 31, 2016 was $621 million (July 31, 2015 – $357 million). For further discussion, refer to the How we measure and report our business segments section of our 2015 Annual Report.

Q3 2016 vs. Q3 2015

Net income increased $90 million or 17%, primarily driven by strong results in our Global Markets business, lower taxes, and an increase due to foreign exchange translation. These factors were partially offset by lower results in our Corporate and Investment Banking business mainly reflecting decreased client activity.

Total revenue increased $41 million or 2% largely due to strong results in our Global Markets business, partially offset by lower results in our Corporate and Investment Banking business.

Royal Bank of Canada        Third Quarter 2016        21

Corporate and Investment Banking revenue decreased $50 million or 5%, mainly due to lower lending revenue across all regions, and lower debt and equity origination activity and decreased loan syndication revenue largely in the U.S. These factors were partly offset by growth in Municipal Banking in the U.S., higher M&A activity mainly in Canada and an increase due to foreign exchange translation.

Global Markets revenue increased $78 million or 7%, largely reflecting higher fixed income trading revenue across all regions and an increase in foreign exchange trading revenue largely in Canada, partially offset by lower equity trading revenue across most regions.

Other revenue increased $13 million, mainly due to higher revenue in our legacy portfolios.

PCL of $33 million increased $18 million, primarily due to higher provisions, net of recoveries, in the oil & gas sector. For further details, refer to the Credit quality performance in the Credit risk section.

Non-interest expense decreased $27 million or 2%, largely due to lower variable compensation, partially offset by higher compliance costs.

Q3 2016 vs. Q2 2016

Net income increased $52 million or 9%, mainly due to higher fixed income trading revenue, lower PCL, and growth in debt and equity origination activity, partially offset by lower equity trading revenue largely in Canada, higher variable compensation on improved results, and higher taxes.

Q3 2016 vs. Q3 2015 (Nine months ended)

Net income increased $24 million or 1%. Lower results in our Global Markets and Corporate and Investment Banking businesses reflecting lower client activity, and higher PCL were more than offset by lower variable compensation, lower taxes, and an increase due to foreign exchange translation.

Total revenue decreased $269 million or 4%, mainly due to lower equity trading revenue as compared to the strong levels last year, and lower debt and equity origination and loan syndication activities largely in the U.S. These factors were partially offset by an increase due to foreign exchange translation, higher fixed income and foreign exchange trading revenue, and growth in Municipal Banking in the U.S.

PCL of $276 million increased $241 million from the prior year, primarily due to higher provisions in the oil & gas sector. For further details, refer to the Credit quality performance in the Credit Risk section.

Non-interest expense decreased $309 million or 9%, largely due to lower variable compensation, partially offset by an increase due to foreign exchange translation and higher compliance costs.

Corporate Support

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Net interest income (loss) (1)	$(58)	$(151)	$(109)	$(342)	$(309)
Non-interest income (loss) (1)	(139)	(18)	(20)	(124)	190
Total revenue (1)	(197)	(169)	(129)	(466)	(119)
PCL	–	51	(2)	52	(1)
Non-interest expense	8	14	14	32	84
Net income (loss) before income taxes (1)	(205)	(234)	(141)	(550)	(202)
Income taxes (recoveries) (1)	(234)	(225)	(165)	(580)	(400)
Net income (loss) (2)	$29	$(9)	$24	$30	$198

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the three months ended July 31, 2016 was $7 million (April 30, 2016 – $9 million; July 31, 2015 – $24 million) and for the nine months ended July 31, 2016 was $35 million (July 31, 2015 – $69 million).

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Revenue and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended July 31, 2016 was $267 million as compared to $203 million in the prior quarter and $133 million last year. For the nine months ended July 31, 2016, the amount was $621 million as compared to $357 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2015 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q3 2016

Net income was $29 million, largely reflecting asset/liability management activities.

Q2 2016

Net loss was $9 million, mainly due to a $50 million ($37 million after-tax) increase in the provision for credit losses for loans not yet identified as impaired, which was mostly offset by asset/liability management activities.

22        Royal Bank of Canada        Third Quarter 2016

Q3 2015

Net income was $24 million, largely reflecting asset/liability management activities.

Q3 2016 (Nine months ended)

Net income was $30 million, primarily reflecting asset/liability management activities, partially offset by the increase in the provision for loans not yet identified as impaired as noted above.

Q3 2015 (Nine months ended)

Net income was $198 million, largely reflecting the gain of $108 million through the release of CTA as noted above, a gain on sale of a real estate asset in Q1 2015 and asset/liability management activities.

Results by geographic segment (1)

For geographic reporting, our segments are grouped into the following: Canada, U.S., and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. The following table summarizes our financial results by geographic region:

	For the three months ended									For the nine months ended
	July 31 2016			April 30 2016			July 31 2015			July 31 2016			July 31 2015
(Millions of Canadian dollars)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$6,667	$2,020	$1,568	$5,888	$2,040	$1,598	$5,549	$1,679	$1,600	$18,329	$6,059	$4,752	$17,262	$5,186	$4,854
Net income	$2,210	$373	$312	$1,954	$331	$288	$1,869	$256	$350	$5,956	$1,062	$897	$5,540	$855	$1,038

(1)	For further details, refer to Note 30 of our audited 2015 Annual Consolidated Financial Statements.

Q3 2016 vs. Q3 2015

Net income in Canada was up $341 million or 18% from the prior year, mainly due to the gain on the sale of RBC General Insurance Company, and volume growth and earnings from higher fee-based revenue in Canadian Banking. Higher fixed income and foreign exchange trading results, and growth in M&A in Capital Markets also contributed to the increase. These factors were partially offset by lower spreads and higher PCL in Canadian Banking, higher costs in support of business growth and increased investment in technology.

U.S. net income increased $117 million or 46% from the prior year, primarily reflecting the inclusion of our acquisition of City National, growth in Municipal Banking, higher fixed income trading results, lower income taxes and lower variable compensation in Capital Markets. These factors were partially offset by higher PCL mainly in Capital Markets, lower lending revenue, lower debt and equity origination activity, and decreased loan syndication activity.

Other International net income was down $38 million or 11% from the prior year, largely reflecting the exit of certain international businesses in Wealth Management. Lower M&A and loan syndication activity in Capital Markets also contributed to the decrease. These factors were partially offset by an increase in fixed income trading results.

Q3 2016 vs. Q2 2016

Net income in Canada was up $256 million or 13% from the prior quarter, mainly reflecting the gain on the sale of RBC General Insurance Company, and increased debt origination activity and lower PCL in Capital Markets. The positive impact of seasonal factors, including additional days in the quarter, and higher fee-based revenue and volume growth in Canadian Banking also contributed to the increase. These factors were partially offset by lower equity trading revenue, lower loan syndication activities, higher costs to support business growth, and lower spreads in Canadian Banking.

U.S. net income increased $42 million or 13% from the prior quarter, primarily due to higher fixed income trading revenue, increased equity origination and loan syndication activities in Capital Markets, and higher earnings in City National due to strong loan growth. These factors were partially offset by higher variable compensation on improved results in Capital Markets.

Other International net income was up $24 million or 8% from the prior quarter, largely due to higher fixed income trading revenue and increased loan syndication activities. These factors were partially offset by lower M&A activity and lower investment-related gains in Insurance.

Q3 2016 vs. Q3 2015 (Nine months ended)

Net income in Canada was up $416 million or 8% from the prior year, mainly due to the gain on the sale of RBC General Insurance Company, volume and fee-based revenue growth in Canadian Banking, higher fixed income trading results, and lower variable compensation in Capital Markets. These factors were partially offset by higher PCL, lower spreads in Canadian Banking, and lower M&A and underwriting activity in Capital Markets.

U.S. net income was up $207 million or 24% from the prior year, primarily due to the inclusion of our acquisition of City National, lower taxes, higher M&A activity, and an increase due to foreign exchange translation. These factors were partially offset by lower equity and fixed income trading, lower debt and equity origination and loan syndication activities and higher PCL in Capital Markets.

Other International net income was down $141 million or 14% from the prior year, largely reflecting lower transaction volumes due to reduced client activity and the exit of certain international businesses and lower restructuring costs in Wealth Management. Lower earnings from foreign exchange market execution in Investor & Treasury Services, and lower earnings from new U.K. annuity contracts in Insurance also contributed to the decrease. These factors were partially offset by higher M&A and equity origination activities and an increase due to foreign exchange translation.

Royal Bank of Canada        Third Quarter 2016        23

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1)

	2016			2015				2014
(Millions of Canadian dollars, except per share and percentage amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net interest income	$4,123	$4,025	$4,196	$3,800	$3,783	$3,557	$3,631	$3,560
Non-interest income	6,132	5,501	5,163	4,219	5,045	5,273	6,013	4,822
Total revenue	$10,255	$9,526	$9,359	$8,019	$8,828	$8,830	$9,644	$8,382
PCL	318	460	410	275	270	282	270	345
PBCAE	1,210	988	829	292	656	493	1,522	752
Non-interest expense	5,091	4,887	4,960	4,647	4,635	4,736	4,620	4,340
Net income before income taxes	$3,636	$3,191	$3,160	$2,805	$3,267	$3,319	$3,232	$2,945
Income taxes	741	618	713	212	792	817	776	612
Net income	$2,895	$2,573	$2,447	$2,593	$2,475	$2,502	$2,456	$2,333
EPS – basic	$1.88	$1.67	$1.59	$1.74	$1.66	$1.68	$1.66	$1.57
– diluted	1.88	1.66	1.58	1.74	1.66	1.68	1.65	1.57
Segments – net income (loss)
Personal & Commercial Banking	$1,322	$1,297	$1,290	$1,270	$1,281	$1,200	$1,255	$1,151
Wealth Management	388	386	303	255	285	271	230	285
Insurance	364	177	131	225	173	123	185	256
Investor & Treasury Services	157	139	143	88	167	159	142	113
Capital Markets	635	583	570	555	545	625	594	402
Corporate Support	29	(9)	10	200	24	124	50	126
Net income	$2,895	$2,573	$2,447	$2,593	$2,475	$2,502	$2,456	$2,333
Effective income tax rate	20.4%	19.4%	22.6%	7.6%	24.2%	24.6%	24.0%	20.8%
Period average US$ equivalent of C$1.00	$0.768	$0.768	$0.728	$0.758	$0.789	$0.806	$0.839	$0.900

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Seasonality

Seasonal factors may impact our results in certain quarters. The first quarter has historically been seasonally stronger for our capital markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months which results in lower client activity and may negatively impact the results of our capital markets, brokerage and investment management businesses.

Specified items affecting our consolidated results

•	In the third quarter of 2016, our results included a gain of $287 million ($235 million after-tax) related to the sale of RBC General Insurance Company to Aviva Canada Inc.
•	In the second quarter of 2015, our results included a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of a foreign currency translation adjustment that was previously booked in other components of equity.

Trend analysis

Since the fourth quarter of 2014, growth in Canada has moderated, with the economy expanding in the first calendar quarter of 2016 due to the recent recovery in global oil prices, strong export performance and consumer spending. However, the economy contracted in the second quarter of 2016 due to the impact of the Alberta wildfires which temporarily halted oil production in the region, and a decline in manufacturing activity within the transportation sector due to the earthquake in Japan which resulted in supply chain interruptions. The U.S. economy has seen growth over the period, experiencing modest growth in the second calendar quarter of 2016 boosted by robust consumer spending and offset by declines in business and residential investment. Global markets recovered swiftly after the initial shock from the U.K.’s vote to leave the European Union but the global economy continues to grow at a slow pace. For further details, refer to the Economic and market review and outlook section.

Earnings have generally trended upwards over the period. Since the latter half of 2015, earnings have remained relatively stable, and increased in the third quarter of 2016. Earnings were driven by volume growth and higher fee-based revenue in our Canadian Banking businesses, and higher earnings from growth in average fee-based client assets reflecting strong net sales and capital appreciation in Wealth Management. Results of our acquisition of City National have been reflected in our Wealth Management segment since the first quarter of 2016. Capital Markets results have remained relatively stable over the period, and were negatively impacted in the third quarter of 2015 by unfavourable market conditions. Results in our Insurance segment were impacted by the gain on the sale of RBC General Insurance Company in the third quarter of 2016 while results in 2015 were impacted by an unfavourable change in Canadian tax legislation impacting certain foreign affiliates, which became effective November 1, 2014. Investor & Treasury Services results have generally trended upwards over the period, and in the third quarter of 2015 benefited from an additional month of earnings as a result of aligning the reporting periods.

Revenue has generally increased over the period as solid volume and fee-based revenue growth in our Canadian Banking businesses, and growth in average fee-based client assets in Wealth Management have increased revenue over the period. Wealth

24        Royal Bank of Canada        Third Quarter 2016

Management revenue reflected the inclusion of our acquisition of City National since the first quarter of 2016. Trading revenue has generally trended upwards over the period, and was negatively impacted in the second half of 2015 by widening credit spreads, which stabilized in the first quarter of 2016. Trading revenue was lower in the second quarter of 2016 reflecting lower client activity and recovered in the third quarter of 2016. Net interest income has trended upwards over the period, largely due to solid volume growth across our Canadian Banking businesses, higher trading-related net interest income and solid lending activity in Capital Markets, and the inclusion of our acquisition of City National since the first quarter of 2016. Over the period, an increase from foreign exchange translation due to a generally weaker Canadian dollar has also contributed to the increase in revenue. Insurance revenue was primarily impacted by changes in the fair value of investments backing our policyholder liabilities, which is largely offset in PBCAE, and in the third quarter of 2016, benefited from the gain on the sale of RBC General Insurance Company to Aviva Canada Inc.

The credit quality of our portfolios has generally remained stable through 2015, with increases in PCL in 2016 primarily reflecting the impact of the lower oil price environment.

PBCAE has fluctuated quarterly as it includes the changes to the fair value of investments backing our policyholder liabilities, which is largely offset in revenue. PBCAE has also increased due to business growth in Insurance, and has been impacted by actuarial liability adjustments and claims costs over the period.

While we continue to focus on efficiency management activities, non-interest expense has generally trended upwards over the period, mostly to support business growth. Non-interest expense began reflecting the inclusion of our acquisition of City National in the first quarter of 2016. Restructuring costs related to our International Wealth Management business increased non-interest expense since the fourth quarter of 2014 through the first quarter of 2016. Over the period, non-interest expense has increased due to the impact of foreign exchange translation generally reflecting the weaker Canadian dollar.

Our effective income tax rate has fluctuated over the period, mostly due to varying levels of income being reported in jurisdictions with different tax rates, as well as fluctuating levels of income from tax-advantaged sources, principally Canadian taxable corporate dividends. Our effective income tax rate has generally been impacted over the period by higher earnings before income taxes, increased earnings in higher tax jurisdictions, and by net favourable tax adjustments.

Financial condition

Condensed balance sheets

The following table shows our condensed balance sheet:

	As at
(Millions of Canadian dollars)	July 31 2016	April 30 2016	October 31 2015	July 31 2015
Assets (1)
Cash and due from banks	$19,501	$14,845	$12,452	$19,976
Interest-bearing deposits with banks	22,008	29,229	22,690	10,731
Securities	233,998	224,371	215,508	235,515
Assets purchased under reverse repurchase agreements and securities borrowed	200,430	184,825	174,723	172,659
Loans
Retail	364,476	359,863	348,183	343,463
Wholesale	153,521	150,602	126,069	121,214
Allowance for loan losses	(2,177)	(2,271)	(2,029)	(2,078)
Segregated fund net assets	933	882	830	821
Other – Derivatives	130,462	115,298	105,626	112,459
– Other	75,723	72,713	70,156	70,413
Total assets	$1,198,875	$1,150,357	$1,074,208	$1,085,173
Liabilities (1)
Deposits	$754,415	$741,454	$697,227	$694,236
Segregated fund liabilities	933	882	830	821
Other – Derivatives	128,533	116,479	107,860	116,083
– Other	235,393	213,852	196,985	204,761
Subordinated debentures	9,765	9,564	7,362	7,374
Total liabilities	1,129,039	1,082,231	1,010,264	1,023,275
Equity attributable to shareholders	69,253	67,538	62,146	60,103
Non-controlling interests	583	588	1,798	1,795
Total equity	69,836	68,126	63,944	61,898
Total liabilities and equity	$1,198,875	$1,150,357	$1,074,208	$1,085,173

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars.

Q3 2016 vs. Q3 2015

Total assets were up $114 billion or 10% from last year. Foreign exchange translation decreased total assets by $20 billion.

Interest-bearing deposits with banks increased $11 billion, largely reflecting higher deposits with central banks.

Securities were down $2 billion or 1% compared to last year, as lower government and corporate debt securities reflecting our management of liquidity and funding risk and unfavourable market conditions, and lower equity trading positions in support of business activities were largely offset by the increase driven by our acquisition of City National.

Royal Bank of Canada        Third Quarter 2016        25

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $28 billion or 16%, mainly attributable to higher client and business activity.

Loans were up $53 billion or 11%, largely due to our acquisition of City National, and continued volume growth in wholesale loans and residential mortgages reflecting increased client activity.

Derivative assets were up $18 billion or 16%, mainly attributable to higher fair values on interest rate swaps and foreign exchange contracts, partially offset by higher financial netting and a decrease due to the impact of foreign exchange translation.

Other assets were up $5 billion or 8%, largely reflecting higher goodwill and intangible assets related to our acquisition of City National.

Total liabilities were up $106 billion or 10% from last year. Foreign exchange translation decreased total liabilities by $20 billion.

Deposits increased $60 billion or 9%, mainly driven by our acquisition of City National and growth in retail deposits largely reflecting increased client demand.

Derivative liabilities were up $12 billion or 11%, mainly attributable to higher fair values on interest rate swaps and foreign exchange contracts, partially offset by higher financial netting and a decrease due to foreign exchange translation.

Other liabilities increased $31 billion or 15%, mainly reflecting higher obligations related to repurchase agreements driven by increased client activity, partially offset by lower obligations related to securities sold short.

Total equity increased $8 billion or 13%, largely reflecting earnings, net of dividends, and the issuance of common shares relating to our acquisition of City National.

Q3 2016 vs. Q2 2016

Total assets increased $49 billion or 4% from the prior quarter, mainly driven by higher derivative assets largely attributable to higher fair values on interest rate swaps and cross-currency interest rate swaps, and increased assets purchased under reverse repos and securities borrowed reflecting higher business and client activities. An increase in corporate and government debt securities mainly reflecting our management of liquidity and funding risk and increased client activity, and growth in residential mortgages also contributed to the increase. These factors were partially offset by lower deposits with central banks.

Total liabilities increased $47 billion or 4% from the prior quarter, primarily attributable to higher fair values on interest rate swaps and cross-currency interest rate swaps, and increased obligations related to repurchase agreements mainly reflecting higher client activity.

Q3 2016 vs. Q4 2015

Total assets increased $125 billion or 12%, mainly attributable to growth in wholesale loans and residential mortgages reflecting our acquisition of City National and continued volume growth, and higher derivative assets largely reflecting increased fair values on interest rate swaps and foreign exchange contracts. Higher assets purchased under reverse repos and securities borrowed due to increased client activity, and growth in securities largely due to our acquisition of City National also contributed to the increase.

Total liabilities increased $119 billion or 12%, mainly attributable to an increase in deposits reflecting our acquisition of City National, higher obligations related to repurchase agreements reflecting higher client activity, and increased derivative liabilities reflecting higher fair values on interest rate swaps and foreign exchange contracts. These factors were partially offset by a decrease from the impact of foreign exchange translation.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Please refer to pages 45 to 47 of our 2015 Annual Report for a more detailed discussion of these types of arrangements.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

In the normal course of business, we engage in a variety of financial transactions that may qualify for derecognition. We apply the derecognition rules to determine whether we have effectively transferred substantially all the risks and rewards or control associated with the financial assets to a third party. If the transaction meets specific criteria, it may qualify for full or partial derecognition from our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

The majority of our securitization activities are recorded on our Consolidated Balance Sheets. We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program, which are not derecognized from our Consolidated Balance Sheets. For details of these activities, refer to Note 6 and Note 7 of our audited 2015 Annual Consolidated Financial Statements.

Securitized commercial mortgage loans are derecognized from our Consolidated Balance Sheets as we have transferred substantially all of the risk and rewards of ownership of the securitized assets. Our continuing involvement with the transferred assets is limited to servicing the underlying commercial mortgages sold to our sponsored structured entity. As at July 31, 2016, there were $1.1 billion of commercial mortgages outstanding related to these securitization activities (April 30, 2016 – $0.9 billion and July 31, 2015 – $1.3 billion). During the current quarter, we securitized $401 million of commercial mortgages which were sold to our sponsored entity (April 30, 2016 – nil and July 31, 2015 – $195 million).

26        Royal Bank of Canada        Third Quarter 2016

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Below is a description of our activities with respect to certain significant unconsolidated structured entities. For a complete discussion of our interests in consolidated and unconsolidated structured entities, refer to Note 7 of our audited 2015 Annual Consolidated Financial Statements.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. As at July 31, 2016, our maximum exposure to loss from these conduits was $39 billion (April 30, 2016 – $39 billion; July 31, 2015 – $39 billion), primarily representing backstop liquidity and partial credit enhancement facilities extended to the conduits.

As at July 31, 2016, the notional amount of backstop liquidity facilities we provided was $39 billion (April 30, 2016 – $39 billion; July 31, 2015 – $39 billion) and the partial credit enhancement facilities we provided were $2.3 billion (April 30, 2016 – $2.4 billion; July 31, 2015 – $2.8 billion). The decrease in the amount of credit enhancement facilities provided to the multi-seller conduits compared to the prior quarter and prior year primarily reflects lower usage of the conduit commitments.

Total loans extended to the multi-seller conduits under the backstop liquidity facilities were $724 million, an increase of $8 million from the prior quarter mainly due to the impact of foreign exchange translation offset by principal repayments and a decrease of $50 million from the prior year mainly due to principal repayments. Total assets of the multi-seller conduits as at July 31, 2016 were $38.3 billion (April 30, 2016 – $38.4 billion; July 31, 2015 – $38.1 billion). The decrease from the prior quarter was primarily due to decreases in the Transportation finance, Auto loans and leases, Trade receivables and Consumer loans asset classes. The increase from the prior year was primarily due to increases in the Consumer loans, Auto loans and leases and Fleet finance receivables asset classes, partially offset by decreases in the Student loans and Dealer floor plan receivables asset classes.

As at July 31, 2016, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $24.5 billion (April 30, 2016 – $26.4 billion; July 31, 2015 – $26.2 billion). The rating agencies that rate the ABCP rated 72% of the total amount issued within the top ratings category (April 30, 2016 – 67%; July 31, 2015 – 71%) and the remaining amount in the second highest ratings category. We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at July 31, 2016, the fair value of our inventory was $12 million, an increase of $1 million from the prior quarter and a decrease of $22 million from the prior year. The fluctuations in inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance

We invest in auction rate securities of trusts which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. Our maximum exposure to loss in these auction rate securities trusts as at July 31, 2016 was $538 million (April 30, 2016 – $520 million; July 31, 2015 – $545 million). The changes in our maximum exposure to loss relative to the prior quarter and prior year are primarily related to the impact of foreign exchange translation.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) trusts in which we have an interest but do not consolidate because the residual certificates issued by the TOB trusts are held by third parties. As at July 31, 2016, our maximum exposure to loss from these unconsolidated municipal bond TOB trusts was $1.5 billion (April 30, 2016 – $1.1 billion; July 31, 2015 – $0.8 billion). The increase in our maximum exposure to loss relative to the prior quarter and prior year is primarily related to the addition of new TOB trusts.

We provide senior warehouse financing to discrete unaffiliated structured entities that are established by third parties to acquire loans and issue term collateralized loan obligations. A portion of the proceeds from the sale of the term collateralized loan obligations is used to fully repay the senior warehouse financing that we provide. As at July 31, 2016, our maximum exposure to loss associated with outstanding senior warehouse financing facilities was $118 million (April 30, 2016 – $563 million; July 31, 2015 – $135 million). The decrease in our maximum exposure to loss relative to the prior quarter is primarily due to repayments of the financing facilities. The decrease in our maximum exposure to loss relative to the prior year is due to a net decrease in outstanding financing facilities.

Investment funds

We invest in hedge funds primarily to provide clients with desired exposures to referenced funds. As we make investments in the reference funds, exposures to the funds are simultaneously transferred to clients through derivative transactions. Our maximum exposure to loss in the reference funds is limited to our investments in the funds. As at July 31, 2016, maximum exposure to loss was $2.6 billion (April 30, 2016 – $2.6 billion; July 31, 2015 – $3.0 billion). The decrease in the maximum exposure to loss compared to the prior year is primarily due to liquidation of funds in response to new regulatory requirements in the U.S.

We also provide liquidity facilities to certain third party investment funds that issue unsecured variable-rate preferred shares and invest in portfolios of tax exempt bonds. As at July 31, 2016, our maximum exposure to these funds was $743 million (April 30, 2016 – $714 million; July 31, 2015 – $744 million). The changes in our maximum exposure compared to the prior quarter and prior year are primarily due to the impact of foreign exchange translation.

Third-party securitization vehicles

We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to

Royal Bank of Canada        Third Quarter 2016        27

credit losses on the underlying assets after various credit enhancements. As at July 31, 2016, our maximum exposure to loss in these entities was $9.6 billion (April 30, 2016 – $9.6 billion; July 31, 2015 – $9.8 billion). The decrease in our maximum exposure to loss compared to the prior year reflects the impact of foreign exchange translation.

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at July 31, 2016 was $334 billion (April 30, 2016 – $331 billion; July 31, 2015 – $309 billion). The increase compared to the prior quarter primarily relates to business growth in securities lending indemnification, partially offset by maturities in backstop liquidity facilities. The increase compared to the prior year primarily relates to business growth for both securities lending indemnifications and other credit related commitments. Refer to Liquidity and funding risk and Note 26 of our audited 2015 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector

	As at
	July 31 2016						April 30 2016	October 31 2015
	Lending–related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Other (2)	Repo-style transactions	Derivatives (3)	Total exposure (4)	Total exposure (4)	Total exposure (4)
Residential mortgages	$250,126	$1,197	$227	$–	$–	$251,550	$246,214	$234,181
Personal	93,850	82,504	169	–	–	176,523	175,747	173,385
Credit cards	16,629	24,226	–	–	–	40,855	37,871	40,686
Small business (5)	3,871	6,032	6	–	–	9,909	9,584	9,382
Retail	$364,476	$113,959	$402	$–	$–	$478,837	$469,416	$457,634
Business (5)
Agriculture	$6,469	$1,212	$81	$–	$86	$7,848	$7,707	$7,502
Automotive	6,730	5,447	384	–	589	13,150	13,409	13,109
Consumer goods	9,043	8,002	706	–	535	18,286	17,926	15,303
Energy
Oil and gas	7,057	10,811	1,658	–	718	20,244	21,345	23,134
Utilities	8,179	13,965	3,215	65	2,407	27,831	24,542	23,242
Financing products	9,912	2,538	390	765	638	14,243	13,073	11,728
Forest products	1,195	551	94	–	43	1,883	1,874	1,852
Health services	8,205	4,368	1,697	–	664	14,934	15,839	15,362
Holding and investments	7,329	2,025	809	–	246	10,409	11,409	9,321
Industrial products	5,172	6,379	530	–	740	12,821	12,322	11,194
Mining & metals	1,424	3,664	1,116	–	87	6,291	6,136	6,446
Non-bank financial services	9,423	12,810	18,202	258,890	41,455	340,780	291,406	281,152
Other services	10,778	9,018	9,218	3,860	1,843	34,717	36,184	32,796
Real estate & related	40,163	10,755	1,781	66	481	53,246	51,941	45,358
Technology & media	10,164	13,411	590	181	1,694	26,040	24,855	23,064
Transportation & environment	6,071	4,312	3,614	–	1,649	15,646	14,753	14,641
Other	7,267	935	6,229	153	658	15,242	14,005	6,965
Sovereign (5)	9,788	6,440	74,277	49,391	16,889	156,785	150,659	113,947
Bank (5)	2,304	1,762	111,283	99,795	26,513	241,657	230,860	218,513
Wholesale	$166,673	$118,405	$235,874	$413,166	$97,935	$1,032,053	$960,245	$874,629
Total exposure	$531,149	$232,364	$236,276	$413,166	$97,935	$1,510,890	$1,429,661	$1,332,263

(1)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(2)	Includes credit equivalent amounts for contingent liabilities such as letters of credit and guarantees, outstanding amounts for available-for-sale (AFS) debt securities, deposits with financial institutions and other assets.
(3)	Credit equivalent amount after factoring in master netting agreements.
(4)	Gross credit risk exposure is before allowance for loan losses. Exposures under Basel III asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit (HELOC) are included in Personal.
(5)	Refer to Note 5 of our audited 2015 Annual Consolidated Financial Statements for the definitions of these terms.

Q3 2016 vs. Q2 2016

Total gross credit risk exposure increased $81 billion or 6% from the prior quarter, mainly due to increased client and business activities related to repo style transactions, increased derivatives exposures and debt securities. Continued volume growth in wholesale loans and residential mortgages also contributed to the increase. These factors were partially offset by lower deposits with central banks.

Retail exposure increased by $9 billion, largely driven by increases in residential mortgages and credit cards.

Wholesale exposure increased $72 billion or 7%, primarily attributable to increased repo-style transactions, higher derivative exposures due to increased fair values on interest rate swaps and foreign exchange contracts, increased debt securities, and loan volume growth. These factors were partly offset by lower deposits with central banks. Wholesale loan utilization of 41% was unchanged from last quarter.

28        Royal Bank of Canada        Third Quarter 2016

Gross credit risk exposure by geography (1)

	As at
	July 31 2016						April 30 2016	October 31 2015
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Derivatives	Total exposure	Total exposure	Total exposure
Canada	$423,060	$150,239	$80,993	$78,597	$26,710	$759,599	$738,244	$721,680
U.S.	75,833	63,878	73,606	221,839	15,667	450,823	409,780	344,176
Europe	17,031	14,748	64,422	73,462	48,740	218,403	201,048	188,954
Other International	15,225	3,499	17,255	39,268	6,818	82,065	80,589	77,453
Total Exposure	$531,149	$232,364	$236,276	$413,166	$97,935	$1,510,890	$1,429,661	$1,332,263

(1)	Geographic profile is based on country of residence of the borrower.

Q3 2016 vs. Q2 2016

The geographic mix of our gross credit exposure remains relatively unchanged from the prior quarter. Our exposure in Canada, the U.S., Europe and Other International were 50%, 30%, 15% and 5%, respectively (April 30, 2016 – 51%, 29%, 14% and 6%, respectively). All regions experienced growth, with notable increases in repo-style transactions and derivative exposures in the U.S. and Europe.

European exposure

	As at
	July 31 2016							April 30 2016	October 31 2015
	Loans and acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Derivatives	Total European exposure	Total European exposure	Total European exposure
Gross exposure to Europe	$17,031	$14,748	$29,575	$34,847	$73,462	$48,740	$218,403	$201,048	$188,954
Less: Collateral held against repo-style transactions	–	–	–	–	71,904	–	71,904	63,906	57,674
Potential future credit exposure add-on amount	–	–	–	–	–	27,245	27,245	24,708	29,875
Undrawn commitments	–	14,748	–	34,847	–	–	49,595	47,625	43,388
Gross drawn exposure to Europe	$17,031	$–	$29,575	$–	$1,558	$21,495	$69,659	$64,809	$58,017
Less: Collateral applied against derivatives	–	–	–	–	–	14,866	14,866	11,817	10,721
Add: Trading securities	–	–	9,747	–	–	–	9,747	10,716	12,797
Net exposure to Europe (3)	$17,031	$–	$39,322	$–	$1,558	$6,629	$64,540	$63,708	$60,093

(1)	These amounts are comprised of $11.1 billion to corporate entities, $2.9 billion to financial entities and $0.8 billion to sovereign entities. On a country basis, exposure is comprised of $5.4 billion to the U.K., $3.5 billion to France, $1.9 billion to Germany, $0.6 billion to Ireland, $0.3 billion to Spain, and $0.2 billion to Italy, with the remaining $2.9 billion related to Other Europe. Of the undrawn commitments, over 81% are to investment grade entities.
(2)	Securities include $9.7 billion of trading securities (April 30, 2016 – $10.7 billion), $14 billion of deposits (April 30, 2016 – $15.8 billion), and $15.5 billion of AFS securities (April 30, 2016 –$13.6 billion).
(3)	Excludes $2.2 billion (April 30, 2016 – $2.2 billion) of exposures to supranational agencies.

Our gross credit risk exposure is calculated based on the definitions provided under the Basel III framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at July 31, 2016 was $218 billion. Our gross drawn exposure to Europe was $70 billion, after taking into account collateral held against repo-style transactions of $72 billion, letters of credit and guarantees, and undrawn commitments for loans of $50 billion and potential future credit exposure to derivatives of $27 billion. Our net exposure to Europe was $65 billion, after taking into account $15 billion of collateral, primarily in cash, we hold against derivatives and the addition of trading securities of $10 billion held in our trading book. Our net exposure to Europe also reflected $1.7 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk.

Royal Bank of Canada        Third Quarter 2016        29

Net European exposure by country (1)

	As at
	July 31 2016					April 30 2016	October 31 2015
(Millions of Canadian dollars)	Loans outstanding	Securities	Repo-style transactions	Derivatives	Total	Total	Total
U.K.	$8,834	$8,128	$1,372	$4,084	$22,418	$22,650	$20,964
Germany	889	7,881	1	592	9,363	9,981	9,496
France	1,295	6,727	10	659	8,691	5,154	4,533
Total U.K., Germany, France	$11,018	$22,736	$1,383	$5,335	$40,472	$37,785	$34,993
Greece	$–	$–	$–	$–	$–	$–	$–
Ireland	752	66	23	126	967	963	1,319
Italy	29	46	–	6	81	232	100
Portugal	7	–	–	4	11	23	9
Spain	444	39	–	77	560	552	439
Total Peripheral (2)	$1,232	$151	$23	$213	$1,619	$1,770	$1,867
Luxembourg	$792	$3,743	$27	$66	$4,628	$7,555	$4,890
Netherlands	1,004	2,091	10	767	3,872	4,492	4,983
Norway	302	4,220	–	16	4,538	4,254	4,886
Sweden	315	3,903	–	21	4,239	3,209	3,376
Switzerland	1,208	786	72	102	2,168	2,003	1,753
Other	1,160	1,692	43	109	3,004	2,640	3,345
Total Other Europe	$4,781	$16,435	$152	$1,081	$22,449	$24,153	$23,233
Total exposure to Europe	$17,031	$39,322	$1,558	$6,629	$64,540	$63,708	$60,093

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Gross credit risk exposure to peripheral Europe is comprised of Greece $nil (April 30, 2016 – $nil), Ireland $18.2 billion (April 30, 2016 – $17.1 billion), Italy $0.3 billion (April 30, 2016 – $0.4 billion), Portugal $0.1 billion (April 30, 2016 – $0.1 billion), and Spain $1.5 billion (April 30, 2016 – $1.3 billion).

There have been no material changes to the nature of our exposures to Europe as described in the Credit Risk section of our 2015 Annual Report.

Q3 2016 vs. Q2 2016

Net credit risk exposure to Europe increased $0.8 billion from last quarter, largely driven by increased exposure in France and Sweden, partly offset by decreases in Luxembourg, the Netherlands and Germany. Our net exposure to peripheral Europe, which includes Greece, Ireland, Italy, Portugal and Spain, remained minimal, with total outstanding exposure decreasing $0.2 billion during the quarter to $1.6 billion.

Our European corporate loan book is managed on a global basis and the underwriting standards for this loan book reflect the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. PCL taken during the quarter on this portfolio was not material. The gross impaired loans ratio of this loan book was 0.6%, unchanged from last quarter.

Net European exposure by client type

	As at
	July 31 2016												April 30 2016	October 31 2015
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe	Total Europe
Financials	$9,710	$7,256	$861	$17,827	$–	$93	$38	$2	$51	$184	$12,247	$30,258	$29,697	$27,835
Sovereign	4,400	848	7,194	12,442	–	6	18	2	109	135	5,996	18,573	17,250	14,815
Corporate	8,308	1,259	636	10,203	–	868	25	7	400	1,300	4,206	15,709	16,761	17,443
Total	$22,418	$9,363	$8,691	$40,472	$–	$967	$81	$11	$560	$1,619	$22,449	$64,540	$63,708	$60,093

Q3 2016 vs. Q2 2016

Our net exposure to Sovereign increased $1.3 billion mainly due to increases in France, partly offset by decreases in Other Europe. The increase in Financials of $0.6 billion was largely in Other Europe, partly offset by decreases in Germany and peripheral Europe. The net exposure to Corporates decreased $1.1 billion mainly in the U.K.

30        Royal Bank of Canada        Third Quarter 2016

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at July 31, 2016
	Residential mortgages (1)					Home equity lines of credit (3)
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$7,615	59%	$5,208	41%	$12,823	$2,034
Quebec	14,439	51	13,836	49	28,275	4,053
Ontario	44,380	45	54,874	55	99,254	16,512
Alberta	21,827	59	15,052	41	36,879	7,081
Saskatchewan and Manitoba	8,885	54	7,495	46	16,380	2,687
B.C. and territories	18,064	41	26,098	59	44,162	8,910
Total Canada (5)	$115,210	48%	$122,563	52%	$237,773	$41,277
U.S.	2	–	9,104	100	9,106	1,506
Other International	13	–	3,143	100	3,156	2,446
Total International	$15	–%	$12,247	100%	$12,262	$3,952
Total	$115,225	46%	$134,810	54%	$250,035	$45,229

	As at April 30, 2016
	Residential mortgages (1)					Home equity lines of credit (3)
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$7,230	57%	$5,460	43%	$12,690	$2,029
Quebec	13,442	49	14,133	51	27,575	4,108
Ontario	40,320	41	57,060	59	97,380	16,409
Alberta	21,035	57	15,585	43	36,620	7,046
Saskatchewan and Manitoba	8,364	52	7,706	48	16,070	2,657
B.C. and territories	16,657	38	27,148	62	43,805	8,938
Total Canada (5)	$107,048	46%	$127,092	54%	$234,140	$41,187
U.S.	–	–	8,393	100	8,393	1,514
Other International	13	–	3,078	100	3,091	2,740
Total International	$13	–%	$11,471	100%	$11,484	$4,254
Total	$107,061	44%	$138,563	56%	$245,624	$45,441

(1)	The residential mortgages amounts exclude our third party mortgage-backed securities (MBS) of $91 million (April 30, 2016 – $405 million).
(2)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canada Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(3)	HELOC includes revolving and non-revolving loans.
(4)	Refer to the Risk management section of our 2015 Annual Report for the definitions of these regions.
(5)	Total consolidated residential mortgages in Canada of $238 billion (April 30, 2016 – $234 billion) is largely comprised of $213 billion (April 30, 2016 – $209 billion) of residential mortgages and $6 billion (April 30, 2016 – $6 billion) of mortgages with commercial clients of which $3 billion (April 30, 2016 – $3 billion) are insured mortgages, both in Canadian Banking, and $19 billion (April 30, 2016 – $19 billion) of residential mortgages in Capital Markets held for securitization purposes.

Home equity lines of credit are uninsured and reported within the personal loan category. As at July 31, 2016, home equity lines of credit in Canadian Banking were $41 billion (April 30, 2016 – $41 billion). Approximately 98% of these home equity lines of credit (April 30, 2016 – 98%) are secured by a first lien on real estate, and 7% (April 30, 2016 – 7%) of the total homeline clients pay the scheduled interest payment only.

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments:

	As at
	July 31 2016			April 30 2016
	Canada	U.S. and Other International	Total	Canada	U.S. and Other International	Total
Amortization period
≤ 25 years	74%	38%	72%	75%	39%	73%
> 25 years ≤ 30 years	25	61	27	24	59	26
> 30 years ≤ 35 years	1	1	1	1	2	1
> 35 years	–	–	–	–	–	–
Total	100%	100%	100%	100%	100%	100%

Royal Bank of Canada        Third Quarter 2016        31

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products by geographic region:

	For the three months ended				For the nine months ended
	July 31 2016		April 30 2016		July 31 2016
	Uninsured		Uninsured		Uninsured
	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	73%	74%	73%	74%	73%	74%
Quebec	72	74	70	73	71	74
Ontario	70	68	70	69	70	69
Alberta	73	72	72	72	73	72
Saskatchewan and Manitoba	74	74	74	74	74	74
B.C. and territories	68	64	69	65	68	65
U.S.	72	n.m.	72	n.m.	73	n.m.
Other International	63	n.m.	63	n.m.	63	n.m.
Average of newly originated and acquired for the year (4), (5)	71%	69%	70%	69%	70%	69%
Total Canadian Banking residential mortgages portfolio (6)	55%	52%	56%	54%	55%	52%

(1)	Residential mortgages exclude residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Refer to the Risk management section of our 2015 Annual Report for the definitions of these regions.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and homeline products, LTV is calculated based on the total facility amount for the residential mortgage and homeline product divided by the value of the related residential property.
(6)	Weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index
n.m.	not meaningful

We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates, and a downturn in real estate markets.

32        Royal Bank of Canada        Third Quarter 2016

Credit quality performance

Provision for (recovery of) credit loss

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except percentage amounts)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Personal & Commercial Banking	$271	$279	$257	$834	$744
Wealth Management	14	7	–	26	45
Capital Markets	33	123	15	276	35
Corporate Support and Other (1)	–	51	(2)	52	(2)
Total PCL	$318	$460	$270	$1,188	$822
Canada (2)
Residential mortgages	$7	$8	$6	$26	$19
Personal	110	117	98	343	291
Credit cards	114	113	92	330	278
Small business	8	9	7	25	25
Retail	239	247	203	724	613
Wholesale	20	45	42	182	81
PCL on impaired loans	259	292	245	906	694
U.S. (2), (3)
Retail	$1	$–	$–	$1	$1
Wholesale	57	112	4	207	21
PCL on impaired loans	58	112	4	208	22
Other International (2), (3)
Retail	$5	$(1)	$9	$24	$23
Wholesale	(4)	7	12	–	83
PCL on impaired loans	1	6	21	24	106
PCL on loans not yet identified as impaired	–	50	–	50	–
Total PCL	$318	$460	$270	$1,188	$822
PCL ratio
Total PCL ratio	0.24%	0.36%	0.23%	0.30%	0.24%
PCL on impaired loans ratio	0.24%	0.32%	0.23%	0.29%	0.24%
Personal & Commercial Banking	0.28%	0.30%	0.28%	0.29%	0.27%
Canadian Banking	0.28%	0.30%	0.26%	0.29%	0.26%
Caribbean Banking	0.29%	0.32%	0.99%	0.51%	0.99%
Wealth Management	0.11%	0.06%	0.01%	0.07%	0.34%
PCL ratio – loans	0.06%	0.04%	0.01%	0.04%	0.34%
PCL ratio – acquired credit-impaired loans	0.05%	0.02%	n.a.	0.03%	n.a.
Capital Markets	0.15%	0.56%	0.07%	0.41%	0.06%

(1)	PCL in Corporate Support and Other primarily comprised of PCL for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section of our 2015 Annual Report.
(2)	Geographic information is based on residence of borrower.
(3)	Includes acquired credit-impaired loans.

Q3 2016 vs. Q3 2015

Total PCL increased $48 million, or 18% from a year ago and the total PCL ratio of 24 bps increased 1 bp.

PCL in Personal & Commercial Banking increased $14 million or 5%, largely due to higher write-offs in our Canadian credit cards portfolio and higher provisions in our Canadian personal lending portfolio. These factors were partially offset by lower provisions in our Caribbean Banking business and net recoveries in our Canadian commercial lending portfolio. The PCL ratio of 28 bps remained flat.

PCL in Wealth Management increased $14 million mainly related to provisions recorded in City National.

PCL in Capital Markets increased $18 million, primarily due to higher provisions, net of recoveries, in the oil & gas sector.

Q3 2016 vs. Q2 2016

Total PCL decreased $142 million, or 31% from last quarter and the PCL ratio of 24 bps decreased 12 bps.

PCL in Personal & Commercial Banking decreased $8 million or 3%, and the PCL ratio of 28 bps decreased 2 bps mainly due to lower provisions in our Canadian personal lending portfolios.

PCL in Wealth Management increased $7 million, reflecting provisions recorded in City National.

PCL in Capital Markets decreased $90 million, mainly due to lower provisions in the oil & gas sector.

PCL in Corporate Support and Other decreased $51 million, as the prior quarter included PCL for loans not yet identified as impaired.

Q3 2016 vs. Q3 2015 (Nine months ended)

Total PCL increased $366 million, or 45% from the prior year. The PCL ratio of 30 bps increased 6 bps.

PCL in Personal & Commercial Banking increased $90 million or 12%, and the PCL ratio of 29 bps increased 2 bps, largely due to higher provisions in our Canadian personal and commercial lending portfolios and higher write-offs in our credit cards portfolio. These were partially offset by lower provisions in our Caribbean Banking business.

Royal Bank of Canada        Third Quarter 2016        33

PCL in Wealth Management decreased $19 million as the prior year included provisions on a couple of accounts related to our International Wealth Management business. In the current year, provisions of $26 million were mainly attributable to City National.

PCL in Capital Markets increased $241 million, primarily due to higher provisions in the oil & gas sector reflecting the lower oil price environment.

PCL in Corporate Support and Other increased $54 million, reflecting the increase in PCL for loans not yet identified as impaired as noted above.

Gross impaired loans (GIL)

	As at
(Millions of Canadian dollars, except percentage amounts)	July 31 2016	April 30 2016	July 31 2015
Personal & Commercial Banking	$1,652	$1,731	$1,919
Wealth Management (1)	706	736	130
Capital Markets	1,339	1,234	328
Investor & Treasury Services	2	2	2
Corporate Support and Other	17	–	–
Total GIL	$3,716	$3,703	$2,379
Canada (2)
Retail	$644	$651	$640
Wholesale	502	591	589
GIL	1,146	1,242	1,229
U.S. (1), (2)
Retail	$43	$42	$10
Wholesale	1,746	1,568	199
GIL	1,789	1,610	209
Other International (2)
Retail	$348	$330	$382
Wholesale	433	521	559
GIL	781	851	941
Total GIL	$3,716	$3,703	$2,379
Impaired loans, beginning balance	$3,703	$3,120	$2,145
Classified as impaired during the period (new impaired) (3)	834	1,378	498
Net repayments (2), (3)	(348)	(148)	(18)
Amounts written off	(477)	(345)	(326)
Other (3), (4)	4	(302)	80
Impaired loans, balance at end of period (2)	$3,716	$3,703	$2,379
GIL ratio (5)
Total GIL ratio	0.70%	0.71%	0.50%
Personal & Commercial Banking	0.43%	0.45%	0.52%
Canadian Banking	0.28%	0.28%	0.31%
Caribbean Banking	7.48%	8.14%	9.93%
Wealth Management	1.44%	1.54%	0.73%
GIL ratio – loans	0.40%	0.43%	0.73%
GIL ratio – acquired credit-impaired loans	1.04%	1.11%	–%
Capital Markets	1.53%	1.38%	0.40%

(1)	Includes $508 million (April 30, 2016 – $531 million) related to acquired credit impaired loans, with over 80% covered by loss-sharing agreements with the Federal Deposit Insurance Corporation (FDIC). For further details refer to Notes 2 and 5 of our Condensed Financial Statements.
(2)	Geographic information is based on residence of borrower.
(3)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to New Impaired, as Return to performing status, Net repayments, Sold, and Exchange and other movements amounts are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Net repayments and New Impaired, as Return to performing status, Sold, and Exchange and other movements amounts are not reasonably determinable.
(4)	Includes Return to performing status during the year, Recoveries of loans and advances previously written off, Sold, and Exchange and other movements.
(5)	GIL as a % of loans and acceptances.

Q3 2016 vs. Q3 2015

Total GIL increased $1,337 million or 56% from a year ago, and the GIL ratio of 70 bps increased 20 bps, largely reflecting higher impaired loans in our Capital Markets portfolio as well as acquired credit impaired loans (ACI) of $508 million related to our acquisition of City National, which contributed 10 bps to the GIL ratio increase. Over 80% of these ACI loans are covered by loss-sharing agreements with the Federal Deposit Insurance Corporation (FDIC). For further details on ACI loans, refer to Notes 2 and 5 of our Condensed Financial Statements.

GIL in Personal & Commercial Banking decreased $267 million, and the GIL ratio of 43 bps decreased 9 bps, mainly due to lower impaired loans in our Caribbean Banking portfolios and in our Canadian commercial lending portfolio.

GIL in Wealth Management increased $576 million, mainly due to the inclusion of our acquisition of City National as noted above.

GIL in Capital Markets increased $1,011 million, primarily due to higher impaired loans in the oil & gas sector reflecting the lower oil price environment.

34        Royal Bank of Canada        Third Quarter 2016

Q3 2016 vs. Q2 2016

Total GIL increased $13 million from the prior quarter, while the GIL ratio of 70 bps decreased 1 bp. The increase in GIL largely reflected higher impaired loans in Capital Markets, mostly offset by lower impaired loans in Personal & Commercial Banking and Wealth Management.

GIL in Personal & Commercial Banking decreased $79 million, and the GIL ratio of 43 bps decreased 2 bps compared to the prior quarter, largely due to lower impaired loans in our Caribbean Banking portfolios reflecting repayments and lower impaired loans in our Canadian personal lending portfolios. These factors were partially offset by an increase in our Canadian commercial lending portfolio.

GIL in Wealth Management decreased $30 million or 4%, mainly due to repayments in the ACI loans portfolio related to City National.

GIL in Capital Markets increased $105 million or 9%, mainly due to higher impaired loans in the oil & gas sector reflecting the lower oil price environment, partially offset by repayments in the same sector.

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	July 31 2016	April 30 2016	July 31 2015
Allowance for impaired loans
Personal & Commercial Banking	$513	$544	$595
Wealth Management (1)	65	53	49
Capital Markets	173	251	55
Investor & Treasury Services	2	2	2
Corporate Support and Other	–	–	1
Total allowance for impaired loans	$753	$850	$702
Canada (2)
Retail	$151	$156	$142
Wholesale	127	214	148
Allowance for impaired loans	278	370	290
U.S. (1), (2)
Retail	$1	$1	$1
Wholesale	177	149	36
Allowance for impaired loans	178	150	37
Other International (2)
Retail	$168	$165	$183
Wholesale	129	165	192
Allowance for impaired loans	297	330	375
Total allowance for impaired loans	$753	$850	$702
Allowance for loans not yet identified as impaired	1,515	1,512	1,467
Total ACL	$2,268	$2,362	$2,169

(1)	Effective Q1 2016, includes ACL related to acquired credit-impaired loans from our acquisition of City National.
(2)	Geographic information is based on residence of borrower.

Q3 2016 vs. Q3 2015

Total ACL increased $99 million or 5% from a year ago, mainly related to higher ACL in Capital Markets consistent with PCL recorded since last year, net of write-offs, and higher ACL in Wealth Management. In addition, we recorded a $50 million increase in the allowance for loans not yet identified as impaired recorded in the second quarter of 2016. These factors were partially offset by lower ACL in Personal & Commercial Banking.

Q3 2016 vs. Q2 2016

Total ACL decreased $94 million or 4% from last quarter, mainly related to lower ACL in Capital Markets and Personal & Commercial Banking. These factors were partially offset by higher ACL in Wealth Management.

Market risk

Market risk is defined as the impact of market prices upon our financial condition. This includes potential gains or losses taken through revenue or other comprehensive income due to changes in market determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Framework from the framework described in our 2015 Annual Report. We continue to manage the controls and governance procedures that ensure that our market risk exposure is consistent with risk appetite constraints set by the Board. These controls include limits on probabilistic measures of potential loss in trading positions, such as Value-at-Risk (VaR) and Stressed Value-at-Risk (SVaR). For further details of our approach to the management of market risk, refer to the Market risk section of our 2015 Annual Report.

Market risk controls are also in place to manage structural interest rate risk (SIRR) arising from non-trading positions. Factors contributing to SIRR include the mismatch between future asset and liability repricing dates, relative changes in asset and liability rates, and product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. To monitor and control SIRR, the Bank assesses two primary financial metrics, 12-month Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks and scenarios. There has been no material change to the SIRR measurement methodology, controls, or limits from those described in our 2015 Annual Report.

Royal Bank of Canada        Third Quarter 2016        35

Market risk measures – FVTPL positions

VaR and SVaR

The following table presents our Market risk VaR and Market risk SVaR figures:

	July 31, 2016				April 30, 2016		July 31, 2015
	As at Jul. 31	For the three months ended			As at Apr. 30	For the three months ended	As at Jul. 31	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$11	$14	$22	$10	$13	$18	$13	$9
Foreign exchange	4	4	6	3	5	5	5	4
Commodities	3	3	4	2	2	3	4	3
Interest rate	22	19	23	14	18	22	29	29
Credit specific (1)	4	5	7	4	7	5	8	8
Diversification (2)	(19)	(16)	(19)	(13)	(15)	(16)	(26)	(22)
Market risk VaR	$25	$29	$41	$21	$30	$37	$33	$31
Market risk Stressed VaR	$56	$70	$103	$45	$86	$102	$122	$91

	July 31, 2016				July 31, 2015
	As at Jul. 31	For the nine months ended			As at Jul. 31	For the nine months ended
(Millions of Canadian dollars)		Average	High	Low		Average
Equity	$11	$18	$32	$10	$13	$10
Foreign exchange	4	5	8	3	5	4
Commodities	3	3	4	2	4	4
Interest rate	22	22	32	14	29	28
Credit specific (1)	4	5	7	4	8	8
Diversification (2)	(19)	(18)	(23)	(11)	(26)	(21)
Market risk VaR	$25	$35	$53	$21	$33	$33
Market risk SVaR	$56	$93	$150	$45	$122	$101

(1)	General credit spread risk is measured under interest rate VaR while credit specific risk captures issuer-specific credit spread volatility.
(2)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.

Q3 2016 vs. Q3 2015

Average market risk VaR of $29 million was down $2 million compared to the prior year due to reduced inventories in fixed income and securitized product portfolios, as reflected in lower average interest rate and credit specific VaR in the current quarter. This reduction was largely offset by an increase in equity risk mainly attributable to client-driven activity in volatile equity markets surrounding the U.K.’s vote to leave the European Union, and increased volatility in the historical window used to calculate VaR.

Average SVaR of $70 million was down $21 million compared to last year largely due to the reduced inventories in fixed income and securitized product portfolios as noted above and reduced risk in certain legacy businesses. SVaR peaked at $103 million following the outcome of the U.K.’s vote to leave the European Union, and fell significantly in the weeks that followed as exposures were reduced.

Q3 2016 vs. Q2 2016

Average market risk VaR of $29 million was down $8 million compared to the prior quarter, mainly driven by lower equity risk and reduced inventories in fixed income and securitized product portfolios as noted above.

Average SVaR of $70 million was down $32 million compared to the prior quarter largely driven by reduced exposure in the weeks following the U.K.’s vote to leave the European Union, and a decrease due to foreign exchange translation.

Q3 2016 vs. Q3 2015 (Nine months ended)

Average market risk VaR of $35 million was up $2 million compared to the prior year, largely driven by an increase due to foreign exchange translation.

Average SVaR of $93 million was down $8 million compared to the prior year, primarily driven by reduced inventories in fixed income and securitized product portfolios as noted above, partially offset by an increase due to foreign exchange translation.

36        Royal Bank of Canada        Third Quarter 2016

The following chart graphically displays a bar chart of our daily trading profit and loss and a line chart of our daily Market risk VaR. We incurred net trading losses on 1 day during the quarter, prior to the U.K.’s vote to leave the European Union, totalling $4 million, as compared to 2 days of losses totalling $39 million in the second quarter of 2016, with none of the losses exceeding VaR. The losses in the current quarter were largely due to the impact of market volatility on our equity derivative trading business, driven by global uncertainty over the outcome of the U.K.’s vote at the time, as well as concerns over the U.S. economy.

Market risk measures for other FVTPL positions – Assets and liabilities of RBC Insurance

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as fair value through profit or loss (FVTPL). Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims. As at July 31, 2016, we had liabilities with respect to insurance obligations of $9.3 billion, up from $8.6 billion in the prior quarter, and trading securities of $7.2 billion in support of the liabilities, up from $6.7 billion last quarter.

Market risk measures – Structural Interest Rate Positions

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected 12-month NII and EVE for the Bank’s non-trading balance sheet, assuming no subsequent hedging. Rate floors are applied within the declining rates scenarios, with floor levels set based on global rate movement experience. Interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and risk management actions.

	July 31 2016						April 30 2016		July 31 2015
	Economic value of equity risk			Net interest income risk (1)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (2)	Total	Canadian dollar impact	U.S. dollar impact (2)	Total	Economic value of equity risk	Net interest income risk (1)	Economic value of equity risk	Net interest income risk (1)
Before-tax impact of:
100bps increase in rates	$(1,240)	$53	$(1,187)	$290	$159	$449	$(1,192)	$421	$(893)	$337
100bps decrease in rates	880	(384)	496	(329)	(121)	(450)	571	(450)	566	(319)

(1)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.
(2)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

As at July 31, 2016, an immediate and sustained -100 bps shock would have had a negative impact to the Bank’s NII of $450 million, unchanged from last quarter. An immediate and sustained +100bps shock as at July 31, 2016 would have had a negative impact to the Bank’s EVE of $1,187 million, which is relatively stable as compared with $1,192 million reported last quarter. During the third quarter of 2016, NII and EVE risks were maintained well within approved limits.

Market risk measures for other material non-trading portfolios

AFS securities

We held $63 billion of securities classified as AFS as at July 31, 2016, up $4 billion from April 30, 2016. We hold debt securities designated as AFS primarily as investments and to manage liquidity and interest rate risk in our non-trading banking activity. Certain legacy debt portfolios are also classified as AFS. As at July 31, 2016, our portfolio of AFS securities exposes us to interest rate risk of a pre-tax loss of $8 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The

Royal Bank of Canada        Third Quarter 2016        37

portfolio also exposes us to credit spread risk of a pre-tax loss of $20 million, as measured by the change in value for a one basis point widening of credit spreads. Changes in the value of these securities are reported in other comprehensive income. The value of the AFS securities included in our SIRR measure as at July 31, 2016 was $42.9 billion. Our AFS securities also include equity exposures of $1.6 billion as at July 31, 2016, down from $1.7 billion in the prior quarter.

Derivatives related to non-trading activity

Derivatives are also used to hedge market risk exposures unrelated to our trading activity. In aggregate, derivative assets not related to trading activity of $6.9 billion as at July 31, 2016 were up from $6.0 billion last quarter, and derivative liabilities of $5.0 billion as at July 31, 2016 were up from $4.9 billion last quarter.

Non-trading derivatives in hedge accounting relationships

The derivative assets and liabilities described above include derivative assets in a designated hedge accounting relationship of $3.2 billion as at July 31, 2016, up from $2.8 billion in the last quarter, and derivative liabilities of $2.1 billion as at July 31, 2016, up from $1.7 billion in the last quarter. These derivative assets and liabilities are included in our Structural Interest Rate Risk measure and other internal non-trading market risk measures. We use interest rate swaps to manage our AFS securities and structural interest rate risk, as described above. To the extent these swaps are considered effective hedges, changes in their fair value are recognized in other comprehensive income. The interest rate risk for the designated cash flow hedges, measured as the change in the fair value of the derivatives for a one basis point parallel increase in yields, was $5 million as of July 31, 2016 compared to $4 million in the prior quarter.

Interest rate swaps are also used to hedge changes in the fair value of certain fixed-rate instruments. Changes in fair value of the interest rate swaps and the hedged instruments that are related to interest rate movements are reflected in income.

We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar and British pound. Changes in the fair value of these hedges and the cumulative translation adjustment related to our structural foreign exchange risk are reported in other comprehensive income.

Other non-trading derivatives

Derivatives, including interest rate swaps and foreign exchange derivatives, that are not in designated hedge accounting relationships are used to manage other non-trading exposures. These derivatives have been designated as FVTPL, with changes in the fair value of these derivatives reflected in income. Derivative assets of $3.7 billion as at July 31, 2016 on these trades were up from $3.2 billion last quarter, and derivative liabilities of $2.9 billion as at July 31, 2016 were down from $3.2 billion last quarter.

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our level of operations in the U.S. and other activities conducted in U.S. dollars. Other significant exposures are to the British pound and the Euro, due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For unhedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders’ equity through the other components of equity and decreases the translated value of the RWA of the foreign currency-denominated asset. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Our overall trading and non-trading market risk objectives, policies and methodologies have not changed significantly from 2015.

38        Royal Bank of Canada        Third Quarter 2016

Linkage of market risk to selected balance sheet items

The following table provides the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

	As at July 31, 2016
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$19,501	$10,994	$8,507	Interest rate
Interest-bearing deposits with banks (4)	22,008	14,339	7,669	Interest rate
Securities
Trading (5)	157,446	149,915	7,531	Interest rate, credit spread
Available-for-sale (6)	76,552	–	76,552	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	200,430	200,168	262	Interest rate
Loans
Retail (8)	364,476	9,773	354,703	Interest rate
Wholesale (9)	153,521	2,014	151,507	Interest rate
Allowance for loan losses	(2,177)	–	(2,177)	Interest rate
Segregated fund net assets (10)	933	–	933	Interest rate
Derivatives	130,462	123,594	6,868	Interest rate, foreign exchange
Other assets (11)	70,143	25,478	44,665	Interest rate
Assets not subject to market risk (12)	5,580
Total assets	$1,198,875	$536,275	$657,020
Liabilities subject to market risk
Deposits (13)	$754,415	$128,547	$625,868	Interest rate
Segregated fund liabilities (14)	933	–	933	Interest rate
Other
Obligations related to securities sold short	46,679	46,679	–
Obligations related to assets sold under repurchase agreements and securities loaned	118,283	118,283	–	Interest rate
Derivatives	128,533	123,541	4,992	Interest rate, foreign exchange
Other liabilities (15)	63,867	21,211	42,656	Interest rate
Subordinated debentures	9,765	–	9,765	Interest rate
Liabilities not subject to market risk (16)	6,564
Total liabilities	$1,129,039	$438,261	$684,214
Total equity	$69,836
Total liabilities and equity	$1,198,875

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $7,660 million included in SIRR. An additional $847 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $7,669 million are included in SIRR.
(5)	Trading securities include $7,531 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Includes available-for-sale securities of $62,853 million and held-to-maturity securities of $13,699 million. $56,625 million of the total securities are included in SIRR. An additional $1,835 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures. The remaining $18,092 million are captured in other internal non-trading market risk reporting.
(7)	Assets purchased under reverse repurchase agreements include $262 million reflected in SIRR.
(8)	Retail loans include $354,703 million reflected in SIRR.
(9)	Wholesale loans include $150,164 million reflected in SIRR. An additional $1,343 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $42,196 million reflected in SIRR. An additional $2,469 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $5,580 million of physical and other assets.
(13)	Deposits include $625,868 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Other liabilities include $32,743 million used in the management of the SIRR of RBC Insurance and $9,913 million contribute to our SIRR measure.
(16)	Liabilities not subject to market risk include $6,564 million of payroll related and other liabilities.

Royal Bank of Canada        Third Quarter 2016        39

	As at April 30, 2016
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$14,845	$7,240	$7,605	Interest rate
Interest-bearing deposits with banks (4)	29,229	17,222	12,007	Interest rate
Securities
Trading (5)	151,952	144,814	7,138	Interest rate, credit spread
Available-for-sale (6)	72,419	–	72,419	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	184,825	184,574	251	Interest rate
Loans
Retail (8)	359,863	8,616	351,247	Interest rate
Wholesale (9)	150,602	133	150,469	Interest rate
Allowance for loan losses	(2,271)	–	(2,271)	Interest rate
Segregated fund net assets (10)	882	–	882	Interest rate
Derivatives	115,298	109,347	5,951	Interest rate, foreign exchange
Other assets (11)	66,540	19,951	46,589	Interest rate
Assets not subject to market risk (12)	6,173
Total assets	$1,150,357	$491,897	$652,287
Liabilities subject to market risk
Deposits (13)	$741,454	$131,841	$609,613	Interest rate
Segregated fund liabilities (14)	882	–	882	Interest rate
Other
Obligations related to securities sold short	47,121	47,121	–
Obligations related to assets sold under repurchase agreements and securities loaned	96,574	96,574	–	Interest rate
Derivatives	116,479	111,605	4,874	Interest rate, foreign exchange
Other liabilities (15)	62,999	18,902	44,097	Interest rate
Subordinated debentures	9,564	–	9,564	Interest rate
Liabilities not subject to market risk (16)	7,158
Total liabilities	$1,082,231	$406,043	$669,030
Total equity	$68,126
Total liabilities and equity	$1,150,357

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $6,589 million included in SIRR. An additional $1,016 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $12,007 million are included in SIRR.
(5)	Trading securities include $7,138 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Includes available-for-sale securities of $59,228 million and held-to-maturity securities of $13,191 million. $57,549 million of the total securities are included in SIRR. An additional $1,513 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures. The remaining $13,357 million are captured in other internal non-trading market risk reporting.
(7)	Assets purchased under reverse repurchase agreements include $251 million reflected in SIRR.
(8)	Retail loans include $351,247 million reflected in SIRR.
(9)	Wholesale loans include $149,191 million reflected in SIRR. An additional $1,278 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $42,523 million reflected in SIRR. An additional $4,066 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $6,173 million of physical and other assets.
(13)	Deposits include $609,613 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Other liabilities include $10,611 million used in the management of the SIRR of RBC Insurance and $33,486 million contribute to our SIRR measure.
(16)	Liabilities not subject to market risk include $7,158 million of payroll related and other liabilities.

Liquidity and funding risk

Liquidity and funding risk (liquidity risk) is the risk of an inability to access or obtain sufficient cash or its equivalents in a timely and cost effective manner to meet contractual and contingent commitments as they fall due. Liquidity risk arises from mismatches in the timing and value of on- and off-balance sheet cash flows.

Our Liquidity Risk Management Framework (LRMF) is designed to ensure sufficient liquidity resources to satisfy current and prospective commitments in both business-as-usual and stressed conditions. There have been no material changes to our LRMF as described in our 2015 Annual report.

We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Liquidity risk remains well within our risk appetite.

Liquidity Reserve

Our liquidity reserve consists of unencumbered available liquid assets as well as uncommitted and undrawn central bank borrowing facilities that could be accessed under extraordinary circumstances subject to satisfying certain preconditions as set by various Central Banks (e.g. Bank of Canada, U.S. Federal Reserve, Bank of England, and Bank of France).

To varying degrees, unencumbered liquid assets represent a ready source of funding. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources. Encumbered assets, in turn, are not considered a source of liquidity in measures of liquidity risk.

40        Royal Bank of Canada        Third Quarter 2016

Although wholesale funding capacity, which is regularly assessed, could be another potential source of liquidity to mitigate stressed conditions, it is excluded in the determination of our liquidity reserve.

Liquidity reserve

	As at July 31, 2016
(Millions of Canadian dollars)	Bank-owned liquid assets (1)	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$31,011	$–	$31,011	$1,778	$29,233
Deposits with other banks available overnight	2,635	–	2,635	327	2,308
Securities issued or guaranteed by sovereigns, central banks or multicultural development banks (2)	319,493	23,957	343,450	171,275	172,175
Other	135,889	26,613	162,502	69,995	92,507
Liquidity assets eligible at central banks (not included above) (3)	586	–	586	–	586
Undrawn credit lines granted by central banks (4)	13,589	–	13,589	–	13,589
Other assets eligible as collateral for discount (5)	140,666	–	140,666	–	140,666
Other liquid assets (6)	23,372	–	23,372	23,372	–
Total liquid assets	$667,241	$50,570	$717,811	$266,747	$451,064

	As at April 30, 2016
(Millions of Canadian dollars)	Bank-owned liquid assets (1)	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$32,191	$–	$32,191	$1,676	$30,515
Deposits with other banks available overnight	2,497	–	2,497	295	2,202
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2)	290,247	19,952	310,199	146,084	164,115
Other	135,699	29,459	165,158	73,981	91,177
Liquidity assets eligible at central banks (not included above) (3)	565	–	565	–	565
Undrawn credit lines granted by central banks (4)	13,336	–	13,336	–	13,336
Other assets eligible as collateral for discount (5)	135,504	–	135,504	–	135,504
Other liquid assets (6)	18,533	–	18,533	18,533	–
Total liquid assets	$628,572	$49,411	$677,983	$240,569	$437,414

	As at
(Millions of Canadian dollars)	July 31 2016	April 30 2016
Royal Bank of Canada	$262,787	$256,429
Foreign branches	58,989	64,506
Subsidiaries	129,288	116,479
Total unencumbered liquid assets	$451,064	$437,414

(1)	The Bank-owned liquid assets amount includes securities owned outright by the Bank as well as collateral received through reverse repurchase transactions.
(2)	Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g. Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(3)	Includes Auction Rate Securities.
(4)	Includes loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York (Federal Reserve Bank). Amounts are face value and would be subject to collateral margin requirements applied by the Federal Reserve Bank to determine collateral value/borrowing capacity. Access to the discount window borrowing program is conditional on meeting requirements set by the Federal Reserve Bank and borrowings are typically expected to be infrequent and due to uncommon occurrences requiring temporary accommodation.
(5)	Represents our unencumbered Canadian dollar non-mortgage loan book (at face value) that could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its Emergency Lending Assistance (ELA) program. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously impaired, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate further market liquidity disruption.
(6)	Represents pledges related to OTC and exchange-traded derivative transactions.

Royal Bank of Canada        Third Quarter 2016        41

Asset Encumbrance

The table below provides a summary of cash, securities and other assets, distinguishing between those that are encumbered assets and those available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables can also be monetized, however generally over a longer timeframe than that required for marketable securities. As at July 31, 2016, our assets available as collateral comprised 66% of our total liquid assets.

Asset encumbrance

	As at
	July 31 2016					April 30 2016
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total (4)	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total (4)
Cash and due from banks	$–	$1,778	$17,723	$–	$19,501	$–	$1,676	$13,169	$–	$14,845
Interest-bearing deposits with banks	–	327	21,681	–	22,008	–	295	28,934	–	29,229
Securities
Trading	65,375	–	91,046	1,025	157,446	66,277	–	84,419	1,256	151,952
Available-for-sale	4,565	–	70,270	1,717	76,552	6,918	–	62,830	2,671	72,419
Assets purchased under reverse repurchase agreements and securities borrowed	185,917	–	83,599	16,422	285,938	158,437	–	90,621	15,887	264,945
Loans
Retail
Mortgage securities	34,324	–	33,978	–	68,302	34,428	–	34,609	–	69,037
Mortgage loans	41,376	–	12,065	128,383	181,824	43,242	–	11,183	122,567	176,992
Non-mortgage loans	10,096	–	100,658	3,596	114,350	11,380	–	96,993	5,461	113,834
Wholesale	3,607	–	41,445	108,469	153,521	3,629	–	40,822	106,151	150,602
Allowance for loan losses	–	–	–	(2,177)	(2,177)	–	–	–	(2,271)	(2,271)
Segregated fund net assets	–	–	–	933	933	–	–	–	882	882
Other – Derivatives	–	–	–	130,462	130,462	–	–	–	115,298	115,298
– Others (5)	23,372	–	–	52,351	75,723	18,533	–	–	54,180	72,713
Total assets	$368,632	$2,105	$472,465	$441,181	$1,284,383	$342,844	$1,971	$463,580	$422,082	$1,230,477

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)	Includes loans that could be used to collateralize central bank advances. Our unencumbered Canadian dollar non-mortgage loan book (at face value) could, subject to satisfying conditions for borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its ELA program. We also lodge loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile. However, banks could monetize assets meeting central bank collateral criteria during periods of extraordinary and severe disruption to market-wide liquidity.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available since they may not be acceptable at central banks or for other lending programs.
(4)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing and derivative transactions.
(5)	The Pledged as collateral amounts relate to OTC and exchange-traded derivative transactions.

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal, and commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit and funding profile

As at July 31, 2016, relationship-based deposits, which are the primary source of funding for retail loans and mortgages, were $491 billion or 53% of our total funding (April 30, 2016 – $472 billion or 53%). The remaining portion is comprised of short- and long-term wholesale funding.

Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is mostly used to fund less liquid wholesale assets and to support liquidity asset buffers.

For further details on our wholesale funding, refer to the Composition of wholesale funding tables.

42        Royal Bank of Canada        Third Quarter 2016

Long-term debt issuance

Our wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We operate longer-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography:

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf – $25 billion	• SEC Registered Medium Term Note Program – US$40 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bond Program – US$15 billion (1)	• Global Covered Bond Program – €32 billion

• Japanese Issuance Programs – ¥1 trillion

(1)	Subject to the €32 billion Global Covered Bond Program limit.

We also raise long-term funding using Canadian Deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility and minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well diversified by currency as well as by long-term funding products. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Based on original term to maturity greater than 1 year	(1) Based on original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds

The following table provides our composition of wholesale funding based on remaining term to maturity and represents our enhanced disclosure in response to EDTF recommendations:

Composition of wholesale funding (1)

	As at July 31, 2016
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,360	$33	$110	$39	$4,542	$–	$–	$4,542
Certificates of deposit and commercial paper	1,847	8,709	11,640	3,438	25,634	1,081	226	26,941
Asset-backed commercial paper (3)	1,508	3,291	3,716	1,648	10,163	–	–	10,163
Senior unsecured medium-term notes (4)	2,802	4,872	10,036	9,773	27,483	13,931	47,337	88,751
Senior unsecured structured notes (5)	25	200	439	398	1,062	864	7,136	9,062
Mortgage securitization	–	834	688	1,168	2,690	3,231	14,877	20,798
Covered bonds/asset-backed securities (6)	1,240	783	1,640	2,373	6,036	9,686	33,990	49,712
Subordinated liabilities	–	–	–	127	127	–	9,393	9,520
Other (7)	1,331	1,670	375	45	3,421	10	5,018	8,449
Total	$13,113	$20,392	$28,644	$19,009	$81,158	$28,803	$117,977	$227,938
Of which:
– Secured	$3,903	$6,129	$6,044	$5,188	$21,264	$12,917	$48,867	$83,048
– Unsecured	9,210	14,263	22,600	13,821	59,894	15,886	69,110	144,890

Royal Bank of Canada        Third Quarter 2016        43

(Millions of Canadian dollars)	As at April 30, 2016
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$2,555	$10	$19	$68	$2,652	$–	$–	$2,652
Certificates of deposit and commercial paper	6,757	12,965	9,817	5,694	35,233	905	248	36,386
Asset-backed commercial paper (3)	1,235	3,920	4,278	1,843	11,276	–	–	11,276
Senior unsecured medium-term notes (4)	8	4,202	7,327	16,736	28,273	10,476	46,637	85,386
Senior unsecured structured notes (5)	1,146	281	211	480	2,118	718	6,512	9,348
Mortgage securitization	–	1,275	838	1,202	3,315	3,322	14,871	21,508
Covered bonds/asset-backed securities (6)	1,200	2,196	1,946	2,179	7,521	9,797	34,598	51,916
Subordinated liabilities	–	–	–	–	–	94	9,329	9,423
Other (7)	4,291	2,826	504	1,003	8,624	7	4,154	12,785
Total	$17,192	$27,675	$24,940	$29,205	$99,012	$25,319	$116,349	$240,680
Of which:
– Secured	$6,154	$9,401	$7,062	$5,224	$27,841	$13,120	$49,469	$90,430
– Unsecured	11,038	18,274	17,878	23,981	71,171	12,199	66,880	150,250

(1)	Excludes bankers’ acceptances and repos.
(2)	Only includes deposits raised by treasury. Excludes deposits associated with services we provide to these banks (e.g. custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card, auto and mortgage loans.
(7)	Includes tender option bonds (secured) of $2,376 million (April 30, 2016 – $5,729 million), bearer deposit notes (unsecured) of $1,307 million (April 30, 2016 – $3,163 million) and other long-term structured deposits (unsecured) of $4,765 million (April 30, 2016 – $3,893 million).

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change from time to time, based on a number of factors including, but not limited to, our financial strength, competitive position and liquidity and other factors not completely within our control.

On January 25, 2016, Fitch Ratings revised our outlook to negative from stable and affirmed our ratings.

On June 6, 2016, S&P revised our outlook to negative from stable and affirmed our ratings.

On July 19, 2016, Moody’s affirmed our ratings with a negative outlook.

On July 28, 2016, DBRS affirmed our ratings with a negative outlook.

The following table presents our major credit ratings(1) and outlooks:

Credit ratings

As at August 23, 2016
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	negative
Standard & Poor’s	A-1+	AA-	negative
Fitch Ratings	F1+	AA	negative
Dominion Bond Rating Services	R-1(high)	AA	negative

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

Additional contractual obligations for rating downgrades

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The following table presents the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically as a result of several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark to market of positions with collateralized counterparties moving from a negative to a positive position. There is no outstanding senior debt issued in the market that contains rating triggers which would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades

	As at
	July 31 2016			April 30 2016
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$604	$124	$441	$503	$152	$850
Other contractual funding or margin requirements (1)	370	257	–	389	104	–

(1)	Includes GICs issued by our municipal markets business out of New York and London.

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is a Basel III metric that measures the sufficiency of high quality liquid assets (HQLA) available to meet liquidity needs over a 30-day period in an acute stress scenario. OSFI adopted a minimum LCR requirement of 100% for

44        Royal Bank of Canada        Third Quarter 2016

Canadian banks in the Liquidity Adequacy Requirements (LAR) Guideline, effective January 1, 2015. Our disclosed LCR is the average of month-end positions during the quarter, and is shown using the Basel III template.

Liquidity coverage ratio common disclosure template (1)

	As at
	July 31 2016		April 30 2016
(Millions of Canadian dollars, except percentage amount)	Total unweighted value (average) (2)	Total weighted value (average)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$219,793		$217,656
Cash outflows
Retail deposits and deposits from small business customers, of which:	$212,214	$16,162	$209,340	$16,087
Stable deposits (3)	72,282	2,169	69,254	2,078
Less stable deposits	139,932	13,993	140,086	14,009
Unsecured wholesale funding, of which:	240,294	107,521	228,012	97,842
Operational deposits (all counterparties) and deposits (4) in networks of cooperative banks	104,595	25,120	104,278	25,048
Non-operational deposits	119,160	65,862	106,171	55,231
Unsecured debt	16,539	16,539	17,563	17,563
Secured wholesale funding		27,172		27,019
Additional requirements, of which:	225,132	66,718	215,163	56,572
Outflows related to derivative exposures and other collateral requirements	59,421	32,299	47,248	23,556
Outflows related to loss of funding on debt products	5,762	5,762	4,800	4,800
Credit and liquidity facilities	159,949	28,657	163,115	28,216
Other contractual funding obligations (5)	35,769	35,769	28,975	28,975
Other contingent funding obligations (6)	438,189	6,552	437,877	6,384
Total cash outflows		$259,894		$232,879
Cash inflows
Secured lending (e.g. reverse repos)	$138,866	$29,786	$137,022	$30,715
Inflows from fully performing exposures	13,214	8,874	11,414	6,968
Other cash inflows	45,952	45,952	31,902	31,902
Total Cash inflows		$84,612		$69,585

		Total adjusted value		Total adjusted value
Total HQLA		$219,793		$217,656
Total net cash outflows		175,282		163,294
Liquidity coverage ratio		126%		133%

(1)	LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.
(2)	With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.
(3)	As defined by BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from non-retail and non-small and medium-sized enterprise customers are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).

We manage our LCR position within a target range that reflects our liquidity risk tolerance and takes into account business mix, asset composition and funding capabilities. The range is subject to periodic review in light of changes to internal requirements and external developments.

We maintain HQLAs in major currencies with dependable market depth and breadth. Our treasury management practices ensure that the levels of HQLA, including contingency and cash management liquid assets, are actively managed to meet our target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 81% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supra-national entities.

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows are derived by applying withdrawal and non-renewal factors to demand and term deposits which are differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.

LCR does not reflect any market funding capacity that management believes would be available to the Bank in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.

Q3 2016 vs. Q2 2016

As at July 31, 2016, our LCR was 126%, which translates into a surplus of approximately $45 billion, which is $10 billion lower than our surplus in the last quarter. The decline was largely attributed to a change in the composition in our short-term wholesale funding.

Royal Bank of Canada        Third Quarter 2016        45

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (e.g. amortized cost or fair value) at the balance sheet date. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

	As at July 31, 2016
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$38,299	$211	$–	$201	$–	$–	$–	$–	$2,798	$41,509
Securities
Trading (1)	102,413	228	5	18	–	56	126	6,347	48,253	157,446
Available-for-sale	1,617	4,172	1,337	2,079	1,739	8,705	24,978	30,236	1,689	76,552
Assets purchased under reverse repurchase agreements and securities borrowed	106,748	39,194	21,264	14,010	10,964	2,683	10	–	5,557	200,430
Loans (net of allowance for loan losses)	15,665	13,493	18,596	16,293	23,451	109,960	196,080	36,789	85,493	515,820
Other
Customers’ liability under acceptances	8,696	4,436	14	5	–	–	1	–	–	13,152
Derivatives	10,914	10,388	6,782	3,668	2,867	12,056	29,060	54,719	8	130,462
Other financial assets	29,499	1,614	446	286	74	37	30	392	1,511	33,889
Total financial assets	$313,851	$73,736	$48,444	$36,560	$39,095	$133,497	$250,285	$128,483	$145,309	$1,169,260
Other non-financial assets	1,863	875	445	244	192	1,187	1,716	2,981	20,112	29,615
Total assets	$315,714	$74,611	$48,889	$36,804	$39,287	$134,684	$252,001	$131,464	$165,421	$1,198,875
Liabilities and equity
Deposits (2)
Unsecured borrowing	$40,656	$29,559	$41,377	$27,611	$15,531	$26,632	$60,643	$14,706	$400,406	$657,121
Secured borrowing	1,680	5,932	6,144	2,639	3,893	7,418	19,817	8,493	–	56,016
Covered bonds	1,240	–	–	–	–	7,693	29,486	2,859	–	41,278
Other
Acceptances	8,696	4,436	14	5	–	–	1	–	–	13,152
Obligations related to securities sold short	46,679	–	–	–	–	–	–	–	–	46,679
Obligations related to assets sold under repurchase agreements and securities loaned	99,104	5,415	5,897	954	–	769	14	–	6,130	118,283
Derivatives	8,700	11,076	7,988	4,478	3,088	12,067	29,679	51,457	–	128,533
Other financial liabilities	24,067	2,200	447	192	176	104	303	4,671	521	32,681
Subordinated debentures	–	–	–	–	–	–	114	9,651	–	9,765
Total financial liabilities	$230,822	$58,618	$61,867	$35,879	$22,688	$54,683	$140,057	$91,837	$407,057	$1,103,508
Other non-financial liabilities	685	370	2,608	136	207	1,026	2,366	9,676	8,457	25,531
Equity	–	–	–	–	–	–	–	–	69,836	69,836
Total liabilities and equity	$231,507	$58,988	$64,475	$36,015	$22,895	$55,709	$142,423	$101,513	$485,350	$1,198,875
Off-balance sheet items
Financial guarantees	$291	$1,028	$2,850	$1,938	$3,079	$2,755	$6,698	$191	$83	$18,913
Lease commitments	59	119	180	178	175	650	1,521	2,105	–	4,987
Commitments to extend credit	1,417	4,349	12,796	7,187	9,383	30,334	130,534	16,691	5,138	217,829
Other credit-related commitments	440	644	1,211	1,456	1,343	473	883	250	89,601	96,301
Other commitments	138	360	–	–	–	–	–	–	–	498
Total off-balance sheet items	$2,345	$6,500	$17,037	$10,759	$13,980	$34,212	$139,636	$19,237	$94,822	$338,528

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

46        Royal Bank of Canada        Third Quarter 2016

	As at April 30, 2016
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$41,045	$78	$9	$411	$–	$–	$–	$–	$2,531	$44,074
Securities
Trading (1)	97,686	6	34	6	18	62	146	5,878	48,116	151,952
Available-for-sale	848	8,378	1,534	1,257	1,949	8,223	20,183	28,277	1,770	72,419
Assets purchased under reverse repurchase agreements and securities borrowed	99,554	37,806	22,915	5,521	8,613	3,099	–	–	7,317	184,825
Loans (net of allowance for loan losses)	15,820	15,883	18,557	18,352	17,393	104,260	197,460	36,090	84,379	508,194
Other
Customers’ liability under acceptances	9,176	4,591	70	–	6	–	1	–	–	13,844
Derivatives	9,635	9,434	4,522	5,290	2,677	10,922	27,368	45,439	11	115,298
Other financial assets	24,625	2,394	1,428	239	22	70	34	394	1,501	30,707
Total financial assets	$298,389	$78,570	$49,069	$31,076	$30,678	$126,636	$245,192	$116,078	$145,625	$1,121,313
Other non-financial assets	1,092	852	314	889	126	1,179	1,649	2,721	20,222	29,044
Total assets	$299,481	$79,422	$49,383	$31,965	$30,804	$127,815	$246,841	$118,799	$165,847	$1,150,357
Liabilities and equity
Deposits (2)
Unsecured borrowing	$37,033	$28,345	$33,397	$33,648	$25,454	$21,210	$60,388	$14,194	$383,178	$636,847
Secured borrowing	2,718	8,805	6,363	4,976	1,846	9,706	18,177	9,642	–	62,233
Covered bonds	–	2,196	1,193	–	–	6,216	30,076	2,693	–	42,374
Other
Acceptances	9,176	4,591	70	–	6	–	1	–	–	13,844
Obligations related to securities sold short	47,121	–	–	–	–	–	–	–	–	47,121
Obligations related to assets sold under repurchase agreements and securities loaned	81,903	3,522	3,728	510	950	13	20	–	5,928	96,574
Derivatives	9,107	9,933	5,883	6,849	3,518	10,630	28,156	42,396	7	116,479
Other financial liabilities	24,403	2,652	1,290	186	204	96	239	3,853	534	33,457
Subordinated debentures	–	–	–	–	–	–	110	9,454	–	9,564
Total financial liabilities	$211,461	$60,044	$51,924	$46,169	$31,978	$47,871	$137,167	$82,232	$389,647	$1,058,493
Other non-financial liabilities	653	399	188	2,072	262	909	2,328	8,978	7,949	23,738
Equity	–	–	–	–	–	–	–	–	68,126	68,126
Total liabilities and equity	$212,114	$60,443	$52,112	$48,241	$32,240	$48,780	$139,495	$91,210	$465,722	$1,150,357
Off-balance sheet items
Financial guarantees	$592	$1,381	$1,579	$2,869	$1,995	$3,131	$6,125	$258	$64	$17,994
Lease commitments	58	114	175	176	173	649	1,536	2,101	–	4,982
Commitments to extend credit	4,358	6,580	6,839	13,747	10,437	29,904	127,635	17,722	4,085	221,307
Other credit-related commitments	364	945	994	1,224	1,420	304	1,020	239	83,953	90,463
Other commitments	740	2	–	–	–	–	61	–	–	803
Total off-balance sheet items	$6,112	$9,022	$9,587	$18,016	$14,025	$33,988	$136,377	$20,320	$88,102	$335,549

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Capital management

We continue to manage our capital in accordance with our Capital Management Framework as described in our 2015 Annual Report. In addition, we continue to monitor and prepare for new regulatory capital developments in order to ensure timely and accurate compliance with these requirements. For additional details on new regulatory developments that relate to our Capital Management Framework, refer to the Economic and market review outlook section of this Q3 2016 Report to Shareholders.

OSFI expects Canadian banks to currently meet the Basel III “all-in” targets (BCBS January 1, 2019 requirements – minimum ratios plus the capital conservation buffer) for CET1 ratio, Tier 1 and Total capital. To ensure consistent implementation similar to that in other countries, effective January 1, 2014, OSFI allowed Canadian banks to phase in the Basel III CVA capital charge over a five-year period ending December 31, 2018. In 2016, the CVA scalars remain unchanged at 64%, 71%, and 77% for CET1, Tier 1 and Total Capital respectively, and will reach 100% for each tier of capital by 2019.

Royal Bank of Canada        Third Quarter 2016        47

Commencing January 1, 2016, we are required to include an additional 1% risk-weighted capital surcharge given our designation as a D-SIB by OSFI in 2013 (along with five other Canadian banks) as referenced in the table below.

The following table provides a summary of OSFI regulatory target ratios under Basel III:

Basel III Capital ratios and leverage	OSFI regulatory target requirements for large banks under Basel III					RBC capital and leverage ratios as at July 31, 2016	Meet or exceed OSFI regulatory target ratios
	Minimum	Capital Conservation Buffer	Minimum including Capital Conservation Buffer	D-SIB Surcharge (1)	Minimum including Capital Conservation Buffer and D-SIB surcharge (1)
Common Equity Tier 1	> 4.5%	2.5%	> 7.0%	1.0%	> 8.0%	10.5%	✓
Tier 1 capital	> 6.0%	2.5%	> 8.5%	1.0%	> 9.5%	12.1%	✓
Total capital	> 8.0%	2.5%	> 10.5%	1.0%	> 11.5%	14.2%	✓
Leverage ratio	> 3.0%	n.a.	> 3.0%	n.a.	> 3.0%	4.2%	✓

(1)	Effective January 1, 2016, the D-SIBs surcharge is applicable to risk-weighted capital.

Regulatory capital, RWA and capital ratios

The following table provides details on our regulatory capital, RWA and capital ratios. Our capital position remained strong and our capital ratios remain well above OSFI regulatory targets:

	As at
(Millions of Canadian dollars, except percentage and multiple amounts and as otherwise noted)	July 31 2016	April 30 2016	October 31 2015	July 31 2015
Capital (1)
CET 1 capital	$46,425	$44,717	$43,715	$42,405
Tier 1 capital	53,505	51,807	50,541	49,049
Total capital	63,205	61,312	58,004	56,553
Risk-weighted Assets (RWA) used in calculation of capital ratios (1), (2)
CET1 capital RWA	442,581	434,797	411,756	419,484
Tier 1 capital RWA	443,945	436,063	412,941	420,789
Total capital RWA	445,114	437,148	413,957	421,908

Total capital RWA consisting of: (1)
Credit risk	$363,546	$352,819	$323,870	$330,577
Market risk	26,438	30,311	39,786	41,322
Operational risk	55,130	54,018	50,301	50,009
Total capital RWA	$445,114	$437,148	$413,957	$421,908
Capital ratios and Leverage ratio (1), (3)
CET1 ratio	10.5%	10.3%	10.6%	10.1%
Tier 1 capital ratio	12.1%	11.9%	12.2%	11.7%
Total capital ratio	14.2%	14.0%	14.0%	13.4%
Leverage ratio	4.2%	4.2%	4.3%	4.2%
Leverage ratio exposure (billions)	$1,270.4	$1,228.3	$1,170.2	$1,178.4

(1)	Capital, RWA, and capital ratios are calculated using OSFI Capital Adequacy Requirements based on the Basel III framework. Leverage ratios are calculated using OSFI Leverage Requirements Guideline based on the Basel III framework.
(2)	In 2015, the CVA scalars 64%, 71% and 77% were applied to CET 1, Tier 1 and Total Capital, respectively. In fiscal 2016, the scalars remain unchanged.
(3)	To enhance comparability among other global financial institutions, our transitional CET1, Tier 1, Total capital and leverage ratios as at July 31, 2016 were 11.7%, 12.2%, 14.3%, and 4.3%, respectively. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.

Q3 2016 vs. Q2 2016

(1)	Represents rounded figures.
(2)	Internal capital generation includes $1.4 billion which represents Net income available to shareholders less common and preferred shares dividends.
(3)	Internal capital generation excludes $235 million relating to the gain on the sale of RBC General Insurance Company to Aviva Canada Inc.

48        Royal Bank of Canada        Third Quarter 2016

Our CET1 ratio was 10.5%, up 20 bps from last quarter, mainly reflecting internal capital generation, the impact of the sale of RBC General Insurance Company, and the impact of foreign exchange translation. These factors were partially offset by the impact of lower pension discount rates in determining our pension and other post-employment benefit obligations, share repurchases and growth in RWA (excluding the impact of foreign exchange translation).

CET1 capital RWA increased $8 billion, primarily reflecting the impact of foreign exchange translation and higher RWA in our credit risk portfolios, mainly related to derivatives.

Our Tier 1 capital ratio of 12.1% was up 20 bps, reflecting the factors noted above under the CET1 ratio.

Our Total capital ratio of 14.2% was up 20 bps, reflecting the factors noted above under the Tier 1 capital ratio.

Our Leverage ratio of 4.2% was flat, as internal capital generation and the impact of the sale of RBC General Insurance Company were offset by higher leverage ratio exposures (excluding the impact of foreign exchange translation), the impact of lower pension discount rates in determining our pension and other post-employment benefit obligations, and share repurchases.

Q3 2016 vs. Q4 2015

Our CET1 ratio was down 10 bps from October 31, 2015, mainly due to the acquisition of City National, the impact of lower discount rates in determining our pension and other post-employment benefit obligations, and share repurchases. These factors were partially offset by internal capital generation, the impact of foreign exchange translation, and the impact of the sale of RBC General Insurance Company.

CET1 capital RWA increased $31 billion, primarily as a result of the acquisition of City National, partially offset by the impact of foreign exchange translation and lower RWA (excluding the impact of foreign exchange translation) in our market risk portfolios.

Our Tier 1 capital ratio was down 10 bps, mainly reflecting the factors noted above under the CET1 ratio, partially offset by the net issuance of additional Tier 1 capital instruments.

Our Total capital ratio was up 20 bps from the prior year, primarily due to the net issuance of subordinated debentures, partially offset by factors noted above under the Tier 1 capital ratio.

Our Leverage ratio was down 10 bps, mainly reflecting the acquisition of City National and higher leverage ratio exposures reflecting business growth, primarily from repo-style transactions, loans and off-balance sheet commitments. These factors were partially offset by internal capital generation and the impact of foreign exchange translation.

Selected capital management activity

The following table provides our selected capital management activity:

	For the three months ended July 31, 2016		For the nine months ended July 31, 2016
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1 capital
Common shares issued
Issued in connection with share-based compensation plans (1)	631	$38	3,808	$233
Issued in connection with the acquisition of City National	–	–	41,619	3,115
Purchased for cancellation (2)	(3,765)	(45)	(3,765)	(45)
Issuance of preferred shares Series BK (3), (4)	–	–	29,000	725
Issuance of preferred shares Series BM (3), (4)	–	–	30,000	750

Tier 2 capital
Issuance of January 20, 2026 subordinated debentures (3), (4)		–		1,500
Issuance of January 27, 2026 subordinated debentures (3), (4)		–		2,106
Redemption of RBC Trust Capital Securities – Series 2015 (3)		–		(1,200)
Redemption of November 2, 2020 subordinated debentures (3)		–		(1,500)

Other
Issuance of preferred shares Series C-1 (3), (5)	–	–	175	227
Issuance of preferred shares Series C-2 (3), (5)	–	–	100	153
Purchase for cancellation of preferred shares Series C-1 (3), (5)	–	–	(93)	(120)
Purchase for cancellation of preferred shares Series C-2 (3), (5)	–	–	(80)	(122)

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	Based on book value.
(3)	For further details, refer to Note 9 of our Condensed Financial Statements.
(4)	Non-Viable Contingent Capital (NVCC) capital instruments.
(5)	Based on fair value.

Royal Bank of Canada        Third Quarter 2016        49

On May 30, 2016, we announced that the TSX approved our normal course issuer bid (NCIB) to purchase up to 20 million of our common shares, commencing on June 1, 2016 and continuing until May 31, 2017. Purchases may be made through the TSX, the NYSE and other designated exchanges and alternative Canadian trading systems. The price paid for any repurchased shares will be the prevailing market price at the time of acquisition. We determine the amount and timing of the purchase under the NCIB, subject to prior consultation with OSFI. For the three months ended July 31, 2016, the total number of common shares repurchased was approximately 3.8 million. The total cost of the shares repurchased was $292 million, comprised of a book value of $45 million, with an additional $247 million premium paid on repurchase.

Selected share data (1)

	As at July 31, 2016
(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share
Common shares outstanding	1,485,085	$ 17,876	$ 0.81
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300	0.31
Non-cumulative Series AA	12,000	300	0.28
Non-cumulative Series AB	12,000	300	0.29
Non-cumulative Series AC	8,000	200	0.29
Non-cumulative Series AD	10,000	250	0.28
Non-cumulative Series AE	10,000	250	0.28
Non-cumulative Series AF	8,000	200	0.28
Non-cumulative Series AG	10,000	250	0.28
Non-cumulative Series AJ (3)	13,579	339	0.22
Non-cumulative Series AK (3)	2,421	61	0.16
Non-cumulative Series AL (3)	12,000	300	0.27
Non-cumulative Series AZ (3), (4)	20,000	500	0.25
Non-cumulative Series BB (3), (4)	20,000	500	0.24
Non-cumulative Series BD (3), (4)	24,000	600	0.23
Non-cumulative Series BF (3), (4)	12,000	300	0.23
Non-cumulative Series BH (4)	6,000	150	0.31
Non-cumulative Series BI (4)	6,000	150	0.31
Non-cumulative Series BJ (4)	6,000	150	0.33
Non-cumulative Series BK (3), (4)	29,000	725	0.34
Non-cumulative Series BM (3), (4)	30,000	750	0.64
Non-cumulative Series C-1 (5)	82	107	US$ 13.75
Non-cumulative Series C-2 (5)	20	31	US$ 16.88
Treasury shares held – preferred	(18)	(1)
Treasury shares held – common	(1,473)	(101)
Stock options
Outstanding	12,595
Exercisable	8,085
Dividends
Common		1,202
Preferred		85

(1)	For further details about our capital management activity, refer to Note 9 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.
(4)	NVCC capital instruments.
(5)	Represents 3,282,000 and 815,400 depositary shares relating to preferred shares Series C-1 and Series C-2, respectively. Each depositary share represents one-fortieth interest in a share of Series C-1 and Series C-2, respectively.

As at August 19, 2016, the number of outstanding common shares and stock options and awards was 1,485,182,345 and 12,496,885, respectively, and the number of Treasury shares – preferred and Treasury shares – common was 40,877 and (1,414,966), respectively.

NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems the Bank to be non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments preferred shares Series AZ, preferred shares Series BB, preferred shares Series BD, preferred shares Series BF, preferred shares Series BH, preferred shares Series BI, preferred shares Series BJ, preferred shares Series BK, preferred shares Series BM, subordinated debentures due on July 17, 2024, subordinated debentures due on September 29, 2026, subordinated debentures due on June 4, 2025, subordinated debentures due on January 20, 2026 and subordinated debentures due on January 27, 2026 would be converted into RBC common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 2,746 million RBC common shares, on aggregate, which would represent a dilution impact of 64.90% based on the number of RBC common shares outstanding as at July 31, 2016.

Attributed capital

Our methodology for allocating capital to our business segments is based on the higher of fully diversified economic capital and the Basel III regulatory capital requirements. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors. Effective the first quarter of 2016, we increased our capital attribution rate to the segments to better align with higher regulatory capital requirements.

50        Royal Bank of Canada        Third Quarter 2016

The following outlines our attributed capital:

Attributed capital

	For the three months ended
(Millions of Canadian dollars)	July 31 2016	April 30 2016	October 31 2015	July 31 2015
Credit risk	$20,550	$20,600	$17,650	$16,500
Market risk (trading and non-trading)	3,200	3,050	3,800	3,800
Operational risk	5,100	4,900	4,300	4,600
Business and fixed asset risk	3,200	3,100	2,700	2,900
Insurance risk	650	650	550	550
Goodwill and other intangibles	15,900	16,100	12,150	11,950
Regulatory capital allocation	8,200	10,000	6,500	5,100
Attributed capital	$56,800	$58,400	$47,650	$45,400
Under attribution of capital	5,000	4,000	8,150	7,200
Average common equity	$61,800	$62,400	$55,800	$52,600

Q3 2016 vs. Q2 2016

Attributed capital decreased $1.6 billion largely due to lower Regulatory capital allocation, and lower Goodwill and other intangibles reflecting a decrease due to foreign exchange translation. These factors were partially offset by higher Market risk in non-trading portfolios, reflecting a shift in the yield curve and higher structural foreign exchange risk, as well as higher Operational risk and Business risk due to an increase in revenue.

We remain well capitalized with current levels of available capital exceeding the attributed capital required to underpin all of our material risks.

Additional financial information

Exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our exposures to U.S. subprime and Alt-A residential mortgages of $175 million represented less than 0.1% of our total assets as at July 31, 2016, compared to $512 million or less than 0.1% last year. The decrease of $337 million was primarily due to the sale of certain securities.

Commercial mortgage-backed securities

The fair value of our total direct holdings of Canadian and U.S. commercial mortgage-backed securities was $475 million as at July 31, 2016.

Assets and liabilities measured at fair value

Our financial instruments carried at fair value are classified as Level 1, 2 or 3, in accordance with the fair value hierarchy set out in International Financial Reporting Standards (IFRS) 13, Fair Value Measurement. For further details on the fair value of our financial instruments and transfers between levels of the fair value hierarchy, refer to Note 3 of our audited 2015 Annual Consolidated Financial Statements.

The following table presents the total fair value of each major class of financial assets and financial liabilities measured at fair value and the percentage of the fair value of each class categorized as Level 1, 2 or 3:

	As at July 31, 2016
(Millions of Canadian dollars, except percentage amounts)	Fair value	Level 1	Level 2	Level 3	Total
Financial assets
Securities at FVTPL	$157,446	41%	59%	–%	100%
Available-for-sale	62,767	6	88	6	100
Assets purchased under reverse repurchase agreements and securities borrowed	138,260	–	100	–	100
Loans	2,170	–	74	26	100
Derivatives (1)	257,496	1	99	–	100
Financial liabilities
Deposits	$98,074	–%	99%	1%	100%
Obligations related to securities sold short	46,679	62	38	–	100
Obligations related to assets sold under repurchase agreements and securities loaned	100,343	–	100	–	100
Derivatives (1)	254,525	1	98	1	100

(1)	The derivative assets and liabilities presented in the table above do not reflect the impact of netting.

Accounting and control matters

Summary of accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The significant accounting policies are described in Note 2 of our Condensed Financial Statements and Note 2 of our audited 2015 Annual Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2016        51

Changes in accounting policies and disclosures

Changes in accounting policies

As a result of the acquisition of City National, we updated our accounting policies in the first quarter to reflect policies on Acquired Loans, Acquired Credit-Impaired Loans and Federal Deposit Insurance Corporation Covered Loans. Refer to Note 2 of our Condensed Financial Statements for details of these changes.

Future changes in accounting policies and disclosures

During the second quarter, the International Accounting Standards Board (IASB) issued amendments to IFRS 15, Revenue from Contracts with Customers (IFRS 15), which clarify the underlying principles of IFRS 15 and provide additional transitional relief on initial application.

During the first quarter, the IASB issued IFRS 16, Leases, which sets out the principles for recognition, measurement, presentation and disclosure of leases. The IASB also issued amendments to IAS 7, Statement of Cash Flows, which will require disclosure for movements of certain liabilities in the statement of cash flows.

Please refer to Note 2 of our Condensed Financial Statements for details of these changes and to Note 2 of our audited 2015 Annual Consolidated Financial Statements for details of other future changes in accounting policies and disclosures.

Future changes in regulatory disclosures and guidance

OSFI Guideline: IFRS 9, Financial Instruments and Disclosures

On June 21, 2016, the Office of the Superintendent of Financial Institutions (OSFI) issued its final guideline on IFRS 9. The guideline provides guidance to Federally Regulated Entities on the application of IFRS 9, including the implementation of the expected loss framework under IFRS 9. The final guideline from OSFI is also consistent with the BCBS Guidance on credit risk and accounting for expected credit losses. The guideline will be effective for us on November 1, 2017.

BCBS guidance on credit risk and accounting for expected credit losses

On December 18, 2015, the BCBS issued its final guidance on “Sound Credit Risk Assessment and Valuation for Loans”. The guidance sets out supervisory expectations on sound credit risk practices associated with the implementation of expected credit loss accounting models as required under IFRS 9, effective for us on November 1, 2017.

BCBS revised Pillar 3 disclosure requirements

On March 11, 2016, the BCBS released a consultation paper entitled, “Pillar 3 disclosure requirements – consolidated and enhanced framework”. The proposed enhancements include the addition of a “dashboard” of key metrics, a draft disclosure requirement of hypothetical risk-weighted assets calculated based on the Basel framework’s standardized approaches. The proposal also includes enhanced granularity for disclosure of prudent valuation adjustments and incorporates additions to the Pillar 3 framework to reflect ongoing reforms to the regulatory framework such as the total loss-absorbing capacity regime for global systemically important banks, the proposed operational risk framework, and the final standard for market risk. The BCBS’s proposal would also consolidate all existing Pillar 3 disclosure requirements of the Basel framework, including the leverage and liquidity ratios disclosure templates. Together with the Revised Pillar 3 disclosure requirements issued in January 2015, the proposed disclosure requirements included in this consultation paper would comprise the single Pillar 3 framework.

In January 2016, OSFI issued a draft guideline indicating that all domestic systemically important banks are expected to implement the Basel Pillar 3 disclosure requirements for the reporting period ending October 31, 2017. In August 2016, OFSI revised its expectation on the implementation date to the reporting period ending October 31, 2018. The final guideline is expected to be issued in 2017.

Controls and procedures

Disclosure controls and procedures

As of July 31, 2016, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer, and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of July 31, 2016.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended July 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 12 and 29 of our audited 2015 Annual Consolidated Financial Statements.

52        Royal Bank of Canada        Third Quarter 2016

EDTF recommendations index

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, issued its report Enhancing the Risk Disclosures of Banks, which included 32 recommendations aimed at achieving transparent, high-quality risk disclosures. As a result, our enhanced disclosures have been provided in our 2015 Annual Report, Q3 2016 Report to Shareholders (RTS) and Supplementary Financial Information package (SFI).

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	52	115	1
	2	Define risk terminology and measures	–	50-55 207-209	–
	3	Top and emerging risks	–	49-50	–
	4	New regulatory ratios	46-48	73,92-93	–
Risk governance, risk management and business model	5	Risk management organization	–	50-55	–
	6	Risk culture	–	50-52	–
	7	Risk in the context of our business activities	–	100	–
	8	Stress testing	–	52-53	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	47	92-93	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet	–	–	21-24
	11	Flow statement of the movements in regulatory capital	–	–	25
	12	Capital strategic planning	–	91-93	–
	13	RWA by business segments	–	–	28
	14	Analysis of capital requirement, and related measurement model information	–	56-59	26-27
	15	RWA credit risk and related risk measurements	–	–	42-44
	16	Movement of risk-weighted assets by risk type	–	–	28
	17	Basel back-testing	–	53,57	42
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	39-40	74-77	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	41,43	77,84	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	45-46	81-82	–
	21	Sources of funding and funding strategy	41-43	78-79	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	38-39	71-72	–
	23	Decomposition of market risk factors	34-37	67-70	–
	24	Market risk validation and back-testing	–	69	–
	25	Primary risk management techniques beyond reported risk measures and parameters	–	67-69	–
Credit risk	26	Bank’s credit risk profile	27-34	56-67 154-156	31-44
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	73-75	108-114	40
	27	Policies for identifying impaired loans	–	58,103 130-131	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year	–	–	33,37
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives	–	60	46
	30	Credit risk mitigation, including collateral held for all sources of credit risk	–	58	41
Other	31	Other risk types	–	84-91	–
	32	Publicly known risk events	–	87-89 192-193	–

Royal Bank of Canada        Third Quarter 2016        53

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	July 31 2016	April 30 2016	October 31 2015	July 31 2015
Assets
Cash and due from banks	$19,501	$14,845	$12,452	$19,976
Interest-bearing deposits with banks	22,008	29,229	22,690	10,731
Securities (Note 4)
Trading	157,446	151,952	158,703	172,370
Available-for-sale	76,552	72,419	56,805	63,145
	233,998	224,371	215,508	235,515
Assets purchased under reverse repurchase agreements and securities borrowed	200,430	184,825	174,723	172,659
Loans (Note 5)
Retail	364,476	359,863	348,183	343,463
Wholesale	153,521	150,602	126,069	121,214
	517,997	510,465	474,252	464,677
Allowance for loan losses (Note 5)	(2,177)	(2,271)	(2,029)	(2,078)
	515,820	508,194	472,223	462,599
Segregated fund net assets	933	882	830	821
Other
Customers’ liability under acceptances	13,152	13,844	13,453	12,761
Derivatives	130,462	115,298	105,626	112,459
Premises and equipment, net	2,872	2,970	2,728	2,667
Goodwill	11,254	11,200	9,289	9,322
Other intangibles	4,605	4,526	2,814	2,810
Other assets	43,840	40,173	41,872	42,853
	206,185	188,011	175,782	182,872
Total assets	$1,198,875	$1,150,357	$1,074,208	$1,085,173
Liabilities and equity
Deposits (Note 7)
Personal	$250,128	$243,882	$220,566	$218,629
Business and government	480,896	479,821	455,578	449,397
Bank	23,391	17,751	21,083	26,210
	754,415	741,454	697,227	694,236
Segregated fund net liabilities	933	882	830	821
Other
Acceptances	13,152	13,844	13,453	12,761
Obligations related to securities sold short	46,679	47,121	47,658	55,656
Obligations related to assets sold under repurchase agreements and securities loaned	118,283	96,574	83,288	83,236
Derivatives	128,533	116,479	107,860	116,083
Insurance claims and policy benefit liabilities	9,305	8,644	9,110	9,395
Other liabilities	47,974	47,669	43,476	43,713
	363,926	330,331	304,845	320,844
Subordinated debentures (Note 9)	9,765	9,564	7,362	7,374
Total liabilities	1,129,039	1,082,231	1,010,264	1,023,275
Equity attributable to shareholders
Preferred shares (Note 9)	6,712	6,713	5,098	4,950
Common shares (shares issued – 1,483,611,362, 1,486,894,941, 1,443,954,789 and 1,443,670,681) (Note 9)	17,775	17,796	14,611	14,598
Retained earnings	40,424	39,590	37,811	35,795
Other components of equity	4,342	3,439	4,626	4,760
	69,253	67,538	62,146	60,103
Non-controlling interests	583	588	1,798	1,795
Total equity	69,836	68,126	63,944	61,898
Total liabilities and equity	$1,198,875	$1,150,357	$1,074,208	$1,085,173

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

54        Royal Bank of Canada        Third Quarter 2016

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except per share amounts)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Interest income
Loans	$4,494	$4,374	$4,241	$13,302	$12,679
Securities	1,180	1,138	1,177	3,502	3,360
Assets purchased under reverse repurchase agreements and securities borrowed	464	445	319	1,314	918
Deposits and other	46	44	18	123	57
	6,184	6,001	5,755	18,241	17,014
Interest expense
Deposits and other	1,385	1,368	1,387	4,046	4,348
Other liabilities	612	547	525	1,689	1,509
Subordinated debentures	64	61	60	162	186
	2,061	1,976	1,972	5,897	6,043
Net interest income	4,123	4,025	3,783	12,344	10,971
Non-interest income
Insurance premiums, investment and fee income	1,534	1,351	1,021	4,044	3,719
Trading revenue	311	181	56	582	755
Investment management and custodial fees	1,053	1,031	966	3,138	2,836
Mutual fund revenue	728	695	739	2,142	2,150
Securities brokerage commissions	352	360	358	1,079	1,084
Service charges	443	435	405	1,309	1,188
Underwriting and other advisory fees	524	469	531	1,367	1,535
Foreign exchange revenue, other than trading	189	376	137	747	592
Card service revenue	227	226	209	669	605
Credit fees	285	307	320	855	876
Net gains on available-for-sale securities (Note 4)	7	15	42	74	111
Share of profit in joint ventures and associates	44	41	28	132	109
Other	435	14	233	658	771
	6,132	5,501	5,045	16,796	16,331
Total revenue	10,255	9,526	8,828	29,140	27,302
Provision for credit losses (Note 5)	318	460	270	1,188	822
Insurance policyholder benefits, claims and acquisition expense	1,210	988	656	3,027	2,671
Non-interest expense
Human resources (Note 8)	3,079	3,014	2,890	9,169	8,901
Equipment	346	358	327	1,060	935
Occupancy	387	382	351	1,162	1,042
Communications	240	224	213	667	635
Professional fees	279	247	223	766	625
Amortization of other intangibles	250	229	180	713	532
Other	510	433	451	1,401	1,321
	5,091	4,887	4,635	14,938	13,991
Income before income taxes	3,636	3,191	3,267	9,987	9,818
Income taxes	741	618	792	2,072	2,385
Net income	$2,895	$2,573	$2,475	$7,915	$7,433
Net income attributable to:
Shareholders	$2,886	$2,560	$2,449	$7,872	$7,356
Non-controlling interests	9	13	26	43	77
	$2,895	$2,573	$2,475	$7,915	$7,433
Basic earnings per share (in dollars) (Note 10)	$1.88	$1.67	$1.66	$5.15	$5.00
Diluted earnings per share (in dollars) (Note 10)	1.88	1.66	1.66	5.13	4.99
Dividends per common share (in dollars)	0.81	0.81	0.77	2.41	2.29

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2016        55

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Net income	$2,895	$2,573	$2,475	$7,915	$7,433
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	96	50	14	165	100
Reclassification of net losses (gains) on available-for-sale securities to income	5	(18)	(9)	(48)	(29)
	101	32	5	117	71
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	1,301	(5,152)	3,542	(832)	5,982
Net foreign currency translation gains (losses) from hedging activities	(426)	2,016	(1,771)	418	(3,280)
Reclassification of losses (gains) on foreign currency translation to income	–	–	(4)	–	(182)
Reclassification of losses (gains) on net investment hedging activities to income	–	–	–	–	69
	875	(3,136)	1,767	(414)	2,589
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(120)	230	(236)	21	(582)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	50	(88)	46	(8)	276
	(70)	142	(190)	13	(306)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans (Note 8)	(432)	(216)	203	(1,102)	126
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(87)	(265)	165	(232)	161
	(519)	(481)	368	(1,334)	287
Total other comprehensive income (loss), net of taxes	387	(3,443)	1,950	(1,618)	2,641
Total comprehensive income (loss)	$3,282	$(870)	$4,425	$6,297	$10,074
Total comprehensive income (loss) attributable to:
Shareholders	$3,270	$(875)	$4,392	$6,254	$9,985
Non-controlling interests	12	5	33	43	89
	$3,282	$(870)	$4,425	$6,297	$10,074
The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

(Millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Income taxes on other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	$36	$15	$14	$81	$47
Reclassification of net losses (gains) on available-for-sale securities to income	2	(6)	(4)	(19)	(7)
Unrealized foreign currency translation gains (losses)	3	(6)	4	1	7
Net foreign currency translation gains (losses) from hedging activities	(138)	705	(625)	150	(1,160)
Reclassification of losses (gains) on net investment hedging activities to income	–	–	–	–	23
Net gains (losses) on derivatives designated as cash flow hedges	(44)	83	(85)	7	(208)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	18	(32)	16	(3)	98
Remeasurements of employee benefit plans	(156)	(89)	70	(397)	44
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(33)	(99)	61	(89)	60
Total income tax expenses (recoveries)	$(312)	$571	$(549)	$(269)	$(1,096)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

56        Royal Bank of Canada        Third Quarter 2016

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at April 30, 2015	$4,650	$14,556	$2	$(104)	$34,142	$498	$2,708	$(21)	$3,185	$56,431	$1,816	$58,247
Changes in equity
Issues of share capital	300	5	–	–	(5)	–	–	–	–	300	–	300
Sales of treasury shares	–	–	26	1,495	–	–	–	–	–	1,521	–	1,521
Purchases of treasury shares	–	–	(28)	(1,354)	–	–	–	–	–	(1,382)	–	(1,382)
Dividends on common shares	–	–	–	–	(1,110)	–	–	–	–	(1,110)	–	(1,110)
Dividends on preferred shares and other	–	–	–	–	(50)	–	–	–	–	(50)	(46)	(96)
Other	–	–	–	–	1	–	–	–	–	1	(8)	(7)
Net income	–	–	–	–	2,449	–	–	–	–	2,449	26	2,475
Total other comprehensive income (loss), net of taxes	–	–	–	–	368	5	1,760	(190)	1,575	1,943	7	1,950
Balance at July 31, 2015	$4,950	$14,561	$–	$37	$35,795	$503	$4,468	$(211)	$4,760	$60,103	$1,795	$61,898
Balance at January 31, 2016	$6,205	$17,774	$(1)	$88	$38,856	$299	$6,269	$(175)	$6,393	$69,315	$573	$69,888
Changes in equity
Issues of share capital	750	109	–	–	(9)	–	–	–	–	850	–	850
Preferred shares purchased for cancellation	(242)	–	–	–	(22)	–	–	–	–	(264)	–	(264)
Sales of treasury shares	–	–	64	1,425	–	–	–	–	–	1,489	–	1,489
Purchases of treasury shares	–	–	(63)	(1,600)	–	–	–	–	–	(1,663)	–	(1,663)
Share-based compensation awards	–	–	–	–	(26)	–	–	–	–	(26)	–	(26)
Dividends on common shares	–	–	–	–	(1,206)	–	–	–	–	(1,206)	–	(1,206)
Dividends on preferred shares and other	–	–	–	–	(74)	–	–	–	–	(74)	–	(74)
Other	–	–	–	–	(8)	–	–	–	–	(8)	10	2
Net income	–	–	–	–	2,560	–	–	–	–	2,560	13	2,573
Total other comprehensive income (loss), net of taxes	–	–	–	–	(481)	32	(3,128)	142	(2,954)	(3,435)	(8)	(3,443)
Balance at April 30, 2016	$6,713	$17,883	$–	$(87)	$39,590	$331	$3,141	$(33)	$3,439	$67,538	$588	$68,126
Changes in equity
Issues of share capital	–	38	–	–	–	–	–	–	–	38	–	38
Common shares purchased for cancellation	–	(45)	–	–	(247)	–	–	–	–	(292)	–	(292)
Sales of treasury shares	–	–	40	1,503	–	–	–	–	–	1,543	–	1,543
Purchases of treasury shares	–	–	(41)	(1,517)	–	–	–	–	–	(1,558)	–	(1,558)
Share-based compensation awards	–	–	–	–	(10)	–	–	–	–	(10)	–	(10)
Dividends on common shares	–	–	–	–	(1,202)	–	–	–	–	(1,202)	–	(1,202)
Dividends on preferred shares and other	–	–	–	–	(85)	–	–	–	–	(85)	(17)	(102)
Other	–	–	–	–	11	–	–	–	–	11	–	11
Net income	–	–	–	–	2,886	–	–	–	–	2,886	9	2,895
Total other comprehensive income (loss), net of taxes	–	–	–	–	(519)	101	872	(70)	903	384	3	387
Balance at July 31, 2016	$6,713	$17,876	$(1)	$(101)	$40,424	$432	$4,013	$(103)	$4,342	$69,253	$583	$69,836

Royal Bank of Canada        Third Quarter 2016        57

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2014	$4,075	$14,511	$–	$71	$31,615	$432	$1,891	$95	$2,418	$52,690	$1,813	$54,503
Changes in equity
Issues of share capital	1,200	50	–	–	(18)	–	–	–	–	1,232	–	1,232
Preferred shares redeemed	(325)	–	–	–	–	–	–	–	–	(325)	–	(325)
Sales of treasury shares	–	–	97	5,163	–	–	–	–	–	5,260	–	5,260
Purchases of treasury shares	–	–	(97)	(5,197)	–	–	–	–	–	(5,294)	–	(5,294)
Dividends on common shares	–	–	–	–	(3,302)	–	–	–	–	(3,302)	–	(3,302)
Dividends on preferred shares and other	–	–	–	–	(137)	–	–	–	–	(137)	(92)	(229)
Other	–	–	–	–	(6)	–	–	–	–	(6)	(15)	(21)
Net income	–	–	–	–	7,356	–	–	–	–	7,356	77	7,433
Total other comprehensive income (loss), net of taxes	–	–	–	–	287	71	2,577	(306)	2,342	2,629	12	2,641
Balance at July 31, 2015	$4,950	$14,561	$–	$37	$35,795	$503	$4,468	$(211)	$4,760	$60,103	$1,795	$61,898
Balance at October 31, 2015	$5,100	$14,573	$(2)	$38	$37,811	$315	$4,427	$(116)	$4,626	$62,146	$1,798	$63,944
Changes in equity
Issues of share capital	1,855	3,348	–	–	(16)	–	–	–	–	5,187	–	5,187
Common shares purchased for cancellation	–	(45)	–	–	(247)	–	–	–	–	(292)	–	(292)
Preferred shares purchased for cancellation	(242)	–	–	–	(22)	–	–	–	–	(264)	–	(264)
Redemption of trust capital securities	–	–	–	–	–	–	–	–	–	–	(1,200)	(1,200)
Sales of treasury shares	–	–	144	3,917	–	–	–	–	–	4,061	–	4,061
Purchases of treasury shares	–	–	(143)	(4,056)	–	–	–	–	–	(4,199)	–	(4,199)
Share-based compensation awards	–	–	–	–	(42)	–	–	–	–	(42)	–	(42)
Dividends on common shares	–	–	–	–	(3,583)	–	–	–	–	(3,583)	–	(3,583)
Dividends on preferred shares and other	–	–	–	–	(219)	–	–	–	–	(219)	(63)	(282)
Other	–	–	–	–	204	–	–	–	–	204	5	209
Net income	–	–	–	–	7,872	–	–	–	–	7,872	43	7,915
Total other comprehensive income (loss), net of taxes	–	–	–	–	(1,334)	117	(414)	13	(284)	(1,618)	–	(1,618)
Balance at July 31, 2016	$6,713	$17,876	$(1)	$(101)	$40,424	$432	$4,013	$(103)	$4,342	$69,253	$583	$69,836

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

58        Royal Bank of Canada        Third Quarter 2016

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Cash flows from operating activities
Net income	$2,895	$2,573	$2,475	$7,915	$7,433
Adjustments for non-cash items and others
Provision for credit losses	318	460	270	1,188	822
Depreciation	132	136	127	420	388
Deferred income taxes	(298)	(188)	(54)	(395)	49
Amortization and Impairment of other intangibles	250	232	179	716	538
Impairment of investments in joint ventures and associates	5	4	5	15	20
Losses (Gains) on sale of premises and equipment	–	2	5	3	(34)
Losses (Gains) on available-for-sale securities	(38)	(32)	(64)	(145)	(165)
Losses (Gains) on disposition of business	(283)	6	(4)	(269)	19
Impairment of available-for-sale securities	27	14	10	65	42
Share of loss (profit) in joint ventures and associates	(44)	(41)	(28)	(132)	(109)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	661	325	22	1,181	831
Net change in accrued interest receivable and payable	(78)	148	(172)	(151)	(228)
Current income taxes	507	1,081	(107)	1,384	(512)
Derivative assets	(15,164)	17,262	(5,459)	(24,742)	(25,061)
Derivative liabilities	12,054	(15,544)	3,879	20,576	27,116
Trading securities	(5,509)	9,531	(2,569)	658	(21,083)
Loans, net of securitizations	(7,933)	7,835	(15,048)	(14,054)	(29,497)
Assets purchased under reverse repurchase agreements and securities borrowed	(15,605)	11,418	(9,291)	(25,497)	(37,079)
Deposits, net of securitizations	12,961	(27,303)	44,991	15,757	83,988
Obligations related to assets sold under repurchase agreements and securities loaned	21,709	(2,736)	2,029	34,995	18,905
Obligations related to securities sold short	(442)	(4,810)	1,342	(979)	5,311
Brokers and dealers receivable and payable	43	(411)	(794)	248	(162)
Other	(5,941)	9,859	(4,336)	(2,594)	(10,853)
Net cash from (used in) operating activities	227	9,821	17,408	16,163	20,679
Cash flows from investing activities
Change in interest-bearing deposits with banks	7,221	(5,320)	(6,688)	2,734	(2,497)
Proceeds from sale of available-for-sale securities	3,018	1,341	2,579	6,984	7,630
Proceeds from maturity of available-for-sale securities	10,354	7,157	8,047	24,169	24,718
Purchases of available-for-sale securities	(14,645)	(13,407)	(18,288)	(37,545)	(42,295)
Proceeds from maturity of held-to-maturity securities	438	98	16	1,514	16
Purchases of held-to-maturity securities	(773)	(619)	(103)	(1,940)	(1,832)
Net acquisitions of premises and equipment and other intangibles	(305)	(150)	(449)	(862)	(948)
Proceeds from dispositions	584	–	63	584	63
Cash used in acquisitions	–	–	–	(2,964)	–
Net cash from (used in) investing activities	5,892	(10,900)	(14,823)	(7,326)	(15,145)
Cash flows from financing activities
Redemption of trust capital securities	–	–	–	(1,200)	–
Issue of subordinated debentures	–	–	1,000	3,606	1,000
Repayment of subordinated debentures	–	–	(1,500)	(1,500)	(1,700)
Issue of common shares	38	109	5	233	50
Common shares purchased for cancellation	(292)	–	–	(292)	–
Issue of preferred shares	–	750	300	1,475	1,200
Redemption of preferred shares	–	–	–	–	(325)
Preferred shares purchased for cancellation	–	(264)	–	(264)	–
Sales of treasury shares	1,543	1,489	1,521	4,061	5,260
Purchases of treasury shares	(1,558)	(1,663)	(1,382)	(4,199)	(5,294)
Dividends paid	(1,280)	(1,235)	(1,158)	(3,710)	(3,404)
Issuance costs	–	(9)	(5)	(16)	(18)
Dividends/distributions paid to non-controlling interests	(17)	–	(46)	(63)	(92)
Change in short-term borrowings of subsidiaries	1	(11)	(17)	(8)	(104)
Net cash from (used in) financing activities	(1,565)	(834)	(1,282)	(1,877)	(3,427)
Effect of exchange rate changes on cash and due from banks	102	(292)	280	89	448
Net change in cash and due from banks	4,656	(2,205)	1,583	7,049	2,555
Cash and due from banks at beginning of period (1)	14,845	17,050	18,393	12,452	17,421
Cash and due from banks at end of period (1)	$19,501	$14,845	$19,976	$19,501	$19,976
Cash flows from operating activities include:
Amount of interest paid	$1,900	$1,639	$1,882	$5,357	$5,502
Amount of interest received	5,869	5,746	5,370	17,325	15,885
Amount of dividend received	454	382	542	1,260	1,430
Amount of income taxes paid	162	412	296	786	1,447

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.8 billion as of July 31, 2016 (April 30, 2016 – $2.0 billion; January 31, 2016 –$2.2 billion; October 31, 2015 – $2.6 billion; July 31, 2015 – $2.9 billion; April 30, 2015 – $2.3 billion; January 31, 2015 – $2.8 billion; October 31, 2014 – $2.0 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Third Quarter 2016        59

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2015 Annual Consolidated Financial Statements and the accompanying notes included on pages 116 to 204 in our 2015 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On August 23, 2016, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in preparation of our audited 2015 Annual Consolidated Financial Statements.

Changes in accounting policies

During the first quarter, we adopted the following accounting policies as a result of the acquisition of City National Corporation (City National).

Acquired Loans

Acquired loans are initially measured at fair value, which reflects estimates of incurred and expected future credit losses at the acquisition date and interest rate premiums or discounts relative to prevailing market rates. No allowance for credit losses is recorded on acquisition. At the purchase date, acquired loans are classified as performing where we expect timely collection of all amounts due according to the original contractual terms and as acquired credit-impaired (ACI) where it is probable that we will be unable to collect all amounts due according to the original contractual terms.

Acquired performing loans are subsequently accounted for at amortized cost using the effective interest method. The expected future cash flows used in this calculation are based on the contractual terms of the asset and any acquisition-related premiums and discounts. Credit-related discounts relating to incurred losses for acquired loans are not accreted. Acquired loans are assessed for impairment at each balance sheet date in a manner consistent with assessments performed for our originated loan portfolio.

Acquired Credit-Impaired Loans

ACI loans, which include Federal Deposit Insurance Corporation (FDIC) covered loans, are identified as impaired on acquisition based on the specific risk characteristics of the loans, including indications that the borrower is experiencing significant financial difficulty, probability of bankruptcy or other financial reorganization, payment status or economic conditions that correlate with defaults.

ACI loans are measured at fair value on acquisition based on the present value of expected future cash flows. Estimates of expected future cash flows are reassessed at each balance sheet date for changes in expected default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. Probable decreases in expected future cash flows result in an impairment loss, which is measured as the difference between the carrying amount of the loan and the present value of the revised expected future cash flows, discounted at the loan’s effective interest rate. Impairment losses result in an increase to the Allowance for credit losses which is recorded through the Provision for credit losses in our Consolidated Statements of Income. Probable increases in expected future cash flows result in a reversal of previous impairment losses, with the present value of any remaining increase recognized as Interest income.

Federal Deposit Insurance Corporation Covered Loans

FDIC covered loans are loans subject to loss-share agreements with the FDIC. Under these agreements, the FDIC reimburses us for 80% of the net losses incurred on the underlying loan portfolio. Impairment losses are recognized on acquired FDIC covered loans consistent with other ACI loans, as described above. The amounts expected to be reimbursed by the FDIC are recognized separately as indemnification assets.

Indemnification assets are initially recorded at fair value and subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Additional impairment losses on the underlying loan portfolio generally result in an increase of the indemnification asset through the Provision for credit losses. Decreases in expected losses on the underlying loan portfolio generally result in a decrease of the indemnification asset through the Provision for credit losses to the extent that impairment losses were previously taken, or through net interest income. The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss-share agreements. Indemnification assets are recorded in Other – Other assets on the Consolidated Balance Sheets.

In accordance with each loss-share agreement, we may be required to make a payment to the FDIC if actual losses incurred are less than the intrinsic loss estimate as defined in the loss-share agreements (clawback liability). The clawback liability is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with each loss-share agreement, net of specified servicing costs. Subsequent changes to the estimated clawback liability are considered in determining the adjustment to the indemnification asset as described above. Clawback liabilities are recorded in Other – Other liabilities on the Consolidated Balance Sheets.

60        Royal Bank of Canada        Third Quarter 2016

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Future changes in accounting policy and disclosure

The following are developments in new accounting standards that took place during the nine months to date. We are currently assessing the impact of adopting the following standards on our consolidated financial statements.

International Financial Reporting Standards (IFRS) 15 Revenue from Contracts with Customers (IFRS 15)

In April 2016, the International Accounting Standards Board (IASB) issued amendments to IFRS 15, which clarify the underlying principles of IFRS 15 and provide additional transitional relief on initial application. These amendments have the same effective date as the IFRS 15 standard and will be effective for us on November 1, 2018.

IFRS 16 Leases (IFRS 16)

In January 2016, the IASB issued IFRS 16, which sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard removed the current requirement for lessees to classify leases as finance leases or operating leases by introducing a single lessee accounting model that requires the recognition of lease assets and lease liabilities on the balance sheet for most leases. Lessees will also recognize depreciation expense on the lease asset and interest expense on the lease liability in the statement of income. There are no significant changes to lessor accounting aside from enhanced disclosure requirements. IFRS 16 will be effective for us on November 1, 2019.

IAS 7 Statement of Cash Flows (IAS 7)

In January 2016, the IASB issued amendments to IAS 7, which will require specific disclosures for movements in certain liabilities on the statement of cash flow. These amendments will be effective for us on November 1, 2017.

Note 3 Fair value of financial instruments

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments. Refer to Note 2 and Note 3 of our audited 2015 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at July 31, 2016
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$147,164	$10,282	$–	$–	$–	$157,446	$157,446
Available-for-sale (1)	–	–	62,853	13,699	14,136	76,552	76,989
	147,164	10,282	62,853	13,699	14,136	233,998	234,435
Assets purchased under reverse repurchase agreements and securities borrowed	–	138,260	–	62,170	62,168	200,430	200,428
Loans
Retail	123	–	–	363,124	363,705	363,247	363,828
Wholesale	1,045	1,002	–	150,526	148,593	152,573	150,640
	1,168	1,002	–	513,650	512,298	515,820	514,468
Other
Derivatives	130,462	–	–	–	–	130,462	130,462
Other assets (2)	1	914	–	45,190	45,176	46,105	46,091
Financial liabilities
Deposits
Personal	$96	$15,389		$234,643	$234,805	$250,128	$250,290
Business and government (3)	–	79,345		401,551	403,279	480,896	482,624
Bank (4)	–	3,244		20,147	20,151	23,391	23,395
	96	97,978		656,341	658,235	754,415	756,309
Other
Obligations related to securities sold short	46,679	–		–	–	46,679	46,679
Obligations related to assets sold under repurchase agreements and securities loaned	–	100,343		17,940	17,940	118,283	118,283
Derivatives	128,533	–		–	–	128,533	128,533
Other liabilities (5)	324	7		44,637	44,616	44,968	44,947
Subordinated debentures	–	129		9,636	9,631	9,765	9,760

Royal Bank of Canada        Third Quarter 2016        61

	As at April 30, 2016
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$142,333	$9,619	$–	$–	$–	$151,952	$151,952
Available-for-sale (1)	–	–	59,228	13,191	13,420	72,419	72,648
	142,333	9,619	59,228	13,191	13,420	224,371	224,600
Assets purchased under reverse repurchase agreements and securities borrowed	–	127,205	–	57,620	57,622	184,825	184,827
Loans
Retail	203	–	–	358,431	358,158	358,634	358,361
Wholesale	1,096	786	–	147,678	145,702	149,560	147,584
	1,299	786	–	506,109	503,860	508,194	505,945
Other
Derivatives	115,298	–	–	–	–	115,298	115,298
Other assets (2)	2	890	–	40,994	40,983	41,886	41,875
Financial liabilities
Deposits
Personal	$86	$15,619		$228,177	$228,275	$243,882	$243,980
Business and government (3)	–	91,715		388,106	389,461	479,821	481,176
Bank (4)	–	3,420		14,331	14,337	17,751	17,757
	86	110,754		630,614	632,073	741,454	742,913
Other
Obligations related to securities sold short	47,121	–		–	–	47,121	47,121
Obligations related to assets sold under repurchase agreements and securities loaned	–	82,601		13,973	13,973	96,574	96,574
Derivatives	116,479	–		–	–	116,479	116,479
Other liabilities (5)	287	4		44,672	44,632	44,963	44,923
Subordinated debentures	–	120		9,444	9,235	9,564	9,355

	As at October 31, 2015
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$148,939	$9,764	$–	$–	$–	$158,703	$158,703
Available-for-sale (1)	–	–	48,164	8,641	8,759	56,805	56,923
	148,939	9,764	48,164	8,641	8,759	215,508	215,626
Assets purchased under reverse repurchase agreements and securities borrowed	–	114,692	–	60,031	60,071	174,723	174,763
Loans
Retail	166	–	–	346,795	348,513	346,961	348,679
Wholesale	1,280	1,327	–	122,655	121,316	125,262	123,923
	1,446	1,327	–	469,450	469,829	472,223	472,602
Other
Derivatives	105,626	–	–	–	–	105,626	105,626
Other assets (2)	–	925	–	44,852	44,852	45,777	45,777
Financial liabilities
Deposits
Personal	$69	$16,828		$203,669	$204,019	$220,566	$220,916
Business and government (3)	–	93,319		362,259	363,305	455,578	456,624
Bank (4)	–	5,376		15,707	15,713	21,083	21,089
	69	115,523		581,635	583,037	697,227	698,629
Other
Obligations related to securities sold short	47,658	–		–	–	47,658	47,658
Obligations related to assets sold under repurchase agreements and securities loaned	–	73,362		9,926	9,928	83,288	83,290
Derivatives	107,860	–		–	–	107,860	107,860
Other liabilities (5)	192	13		43,251	43,196	43,456	43,401
Subordinated debentures	–	112		7,250	7,078	7,362	7,190

62        Royal Bank of Canada        Third Quarter 2016

Note 3 Fair value of financial instruments (continued)

	As at July 31, 2015
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$162,060	$10,310	$–	$–	$–	$172,370	$172,370
Available-for-sale (1)	–	–	59,842	3,303	3,524	63,145	63,366
	162,060	10,310	59,842	3,303	3,524	235,515	235,736
Assets purchased under reverse repurchase agreements and securities borrowed	–	105,393	–	67,266	67,282	172,659	172,675
Loans
Retail	–	–	–	342,223	343,941	342,223	343,941
Wholesale	1,895	1,674	–	116,807	116,059	120,376	119,628
	1,895	1,674	–	459,030	460,000	462,599	463,569
Other
Derivatives	112,459	–	–	–	–	112,459	112,459
Other assets (2)	–	979	–	44,867	44,867	45,846	45,846
Financial liabilities
Deposits
Personal	$78	$17,763		$200,788	$201,219	$218,629	$219,060
Business and government (3)	–	82,242		367,155	368,875	449,397	451,117
Bank (4)	–	8,201		18,009	18,014	26,210	26,215
	78	108,206		585,952	588,108	694,236	696,392
Other
Obligations related to securities sold short	55,656	–		–	–	55,656	55,656
Obligations related to assets sold under repurchase agreements and securities loaned	–	74,474		8,762	8,762	83,236	83,236
Derivatives	116,083	–		–	–	116,083	116,083
Other liabilities (5)	132	11		42,597	42,550	42,740	42,693
Subordinated debentures	–	110		7,264	7,198	7,374	7,308

(1)	Available-for-sale (AFS) securities include held-to-maturity securities that are recorded at amortized cost.
(2)	Total carrying amount is comprised of Customers’ liability under acceptances and financial instruments included in Other assets of $13.2 billion and $32.9 billion (April 30, 2016 – $13.8 billion and $28.1 billion; October 31, 2015 – $13.5 billion and $32.3 billion; July 31, 2015 – $12.8 billion and $33 billion), respectively.
(3)	Business and government deposits include deposits from regulated deposit-taking institutions other than regulated banks.
(4)	Bank deposits refer to deposits from regulated banks.
(5)	Total carrying amount is comprised of Acceptances and financial instruments included in Other liabilities of $13.2 billion and $31.8 billion (April 30, 2016 – $13.8 billion and $31.2 billion; October 31, 2015 – $13.5 billion and $30 billion; July 31, 2015 – $12.8 billion and $29.9 billion), respectively.

Royal Bank of Canada        Third Quarter 2016        63

Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy

The following tables present the financial instruments that are measured at fair value on a recurring basis and classified by the fair value hierarchy.

	As at
	July 31, 2016							April 30, 2016
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$13,908	$–	$13,908	$		$13,908	$–	$17,187	$–	$17,187	$		$17,187
Securities
Trading
Canadian government debt (1)
Federal	13,841	7,973	–	21,814			21,814	11,779	8,495	–	20,274			20,274
Provincial and municipal	–	11,745	–	11,745			11,745	–	12,588	–	12,588			12,588
U.S. state, municipal and agencies debt (1)	1,442	42,106	13	43,561			43,561	1,129	37,879	4	39,012			39,012
Other OECD government debt (2)	3,351	5,584	–	8,935			8,935	1,711	6,996	–	8,707			8,707
Mortgage-backed securities (1)	–	1,496	–	1,496			1,496	–	1,796	–	1,796			1,796
Asset-backed securities
CDO (3)	–	–	–	–			–	–	8	–	8			8
Non-CDO securities	–	671	4	675			675	–	847	9	856			856
Corporate debt and other debt	37	20,816	114	20,967			20,967	24	20,426	145	20,595			20,595
Equities	45,423	2,445	385	48,253			48,253	45,277	2,472	367	48,116			48,116
	64,094	92,836	516	157,446			157,446	59,920	91,507	525	151,952			151,952
Available-for-sale (4)
Canadian government debt (1)
Federal	11	1,595	–	1,606			1,606	23	1,723	–	1,746			1,746
Provincial and municipal	–	2,162	–	2,162			2,162	–	1,813	–	1,813			1,813
U.S. state, municipal and agencies debt (1)	74	19,592	720	20,386			20,386	46	20,135	713	20,894			20,894
Other OECD government debt	3,258	10,092	–	13,350			13,350	4,938	8,255	–	13,193			13,193
Mortgage-backed securities (1)	–	395	–	395			395	–	324	–	324			324
Asset-backed securities
CDO	–	1,269	–	1,269			1,269	–	1,080	–	1,080			1,080
Non-CDO securities	–	888	221	1,109			1,109	–	795	191	986			986
Corporate debt and other debt	–	18,863	2,024	20,887			20,887	–	15,758	1,664	17,422			17,422
Equities	433	328	770	1,531			1,531	403	317	893	1,613			1,613
Loan substitute securities	47	25	–	72			72	48	25	–	73			73
	3,823	55,209	3,735	62,767			62,767	5,458	50,225	3,461	59,144			59,144
Assets purchased under reverse repurchase agreements and securities borrowed	–	138,260	–	138,260			138,260	–	127,205	–	127,205			127,205
Loans	–	1,613	557	2,170			2,170	–	1,691	394	2,085			2,085
Other
Derivatives
Interest rate contracts	5	193,889	627	194,521			194,521	2	142,784	494	143,280			143,280
Foreign exchange contracts	–	57,584	61	57,645			57,645	–	54,388	49	54,437			54,437
Credit derivatives	–	188	1	189			189	–	79	2	81			81
Other contracts	2,949	3,333	320	6,602			6,602	2,843	3,490	444	6,777			6,777
Valuation adjustments	–	(1,432)	(29)	(1,461)			(1,461)	–	(1,286)	(32)	(1,318)			(1,318)
Total gross derivatives	2,954	253,562	980	257,496			257,496	2,845	199,455	957	203,257			203,257
Netting adjustments						(127,034)	(127,034)						(87,959)	(87,959)
Total derivatives							130,462							115,298
Other assets	751	163	1	915			915	749	141	2	892			892
	$71,622	$555,551	$5,789	$632,962		$(127,034)	$505,928	$68,972	$487,411	$5,339	$561,722		$(87,959)	$473,763
Financial Liabilities
Deposits
Personal	$–	$14,990	$495	$15,485	$		$15,485	$–	$15,203	$502	$15,705	$		$15,705
Business and government	–	79,332	13	79,345			79,345	–	91,713	2	91,715			91,715
Bank	–	3,244	–	3,244			3,244	–	3,420	–	3,420			3,420
Other
Obligations related to securities sold short	29,157	17,522	–	46,679			46,679	30,327	16,794	–	47,121			47,121
Obligations related to assets sold under repurchase agreements and securities loaned	–	100,343	–	100,343			100,343	–	82,601	–	82,601			82,601
Derivatives
Interest rate contracts	2	185,231	1,055	186,288			186,288	–	135,653	916	136,569			136,569
Foreign exchange contracts	–	58,712	13	58,725			58,725	–	57,812	43	57,855			57,855
Credit derivatives	–	263	–	263			263	–	127	2	129			129
Other contracts	3,157	5,688	491	9,336			9,336	3,383	5,392	727	9,502			9,502
Valuation adjustments	–	(97)	10	(87)			(87)	–	(170)	8	(162)			(162)
Total gross derivatives	3,159	249,797	1,569	254,525			254,525	3,383	198,814	1,696	203,893			203,893
Netting adjustments						(125,992)	(125,992)						(87,414)	(87,414)
Total derivatives							128,533							116,479
Other liabilities	137	8	186	331			331	142	5	144	291			291
Subordinated debentures	–	129	–	129			129	–	120	–	120			120
	$32,453	$465,365	$2,263	$500,081		$(125,992)	$374,089	$33,852	$408,670	$2,344	$444,866		$(87,414)	$357,452

64        Royal Bank of Canada        Third Quarter 2016

Note 3 Fair value of financial instruments (continued)

	As at
	October 31, 2015							July 31, 2015
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$15,717	$–	$15,717	$		$15,717	$–	$4,917	$–	$4,917	$		$4,917
Securities
Trading
Canadian government debt (1)
Federal	10,793	9,364	–	20,157			20,157	10,024	7,457	–	17,481			17,481
Provincial and municipal	–	13,888	5	13,893			13,893	–	13,565	–	13,565			13,565
U.S. state, municipal and agencies debt (1)	1,641	32,798	16	34,455			34,455	3,442	34,127	12	37,581			37,581
Other OECD government debt (2)	3,131	9,215	–	12,346			12,346	5,338	9,657	–	14,995			14,995
Mortgage-backed securities (1)	–	2,907	15	2,922			2,922	–	3,208	6	3,214			3,214
Asset-backed securities
CDO (3)	–	67	5	72			72	–	11	64	75			75
Non-CDO securities	–	1,636	23	1,659			1,659	–	2,307	29	2,336			2,336
Corporate debt and other debt	16	24,502	191	24,709			24,709	24	29,997	65	30,086			30,086
Equities	45,811	2,556	123	48,490			48,490	49,912	2,995	130	53,037			53,037
	61,392	96,933	378	158,703			158,703	68,740	103,324	306	172,370			172,370
Available-for-sale (4)
Canadian government debt (1)
Federal	346	2,198	–	2,544			2,544	324	11,363	–	11,687			11,687
Provincial and municipal	–	1,600	–	1,600			1,600	–	1,372	–	1,372			1,372
U.S. state, municipal and agencies debt (1)	–	12,051	797	12,848			12,848	–	11,718	878	12,596			12,596
Other OECD government debt	4,752	7,535	–	12,287			12,287	7,152	8,130	13	15,295			15,295
Mortgage-backed securities (1)	–	318	–	318			318	–	460	–	460			460
Asset-backed securities
CDO	–	1,510	–	1,510			1,510	–	1,148	–	1,148			1,148
Non-CDO securities	–	881	197	1,078			1,078	–	575	198	773			773
Corporate debt and other debt	–	12,372	1,757	14,129			14,129	–	12,961	1,675	14,636			14,636
Equities	431	323	987	1,741			1,741	426	320	1,014	1,760			1,760
Loan substitute securities	94	–	–	94			94	100	–	–	100			100
	5,623	38,788	3,738	48,149			48,149	8,002	48,047	3,778	59,827			59,827
Assets purchased under reverse repurchase agreements and securities borrowed	–	114,692	–	114,692			114,692	–	105,393	–	105,393			105,393
Loans	–	2,301	472	2,773			2,773	–	2,901	668	3,569			3,569
Other
Derivatives
Interest rate contracts	7	142,096	374	142,477			142,477	10	143,797	384	144,191			144,191
Foreign exchange contracts	–	41,021	91	41,112			41,112	–	49,164	93	49,257			49,257
Credit derivatives	–	90	4	94			94	–	88	6	94			94
Other contracts	4,424	5,637	712	10,773			10,773	2,949	5,954	638	9,541			9,541
Valuation adjustments	–	(1,265)	(38)	(1,303)			(1,303)	–	(1,080)	(39)	(1,119)			(1,119)
Total gross derivatives	4,431	187,579	1,143	193,153			193,153	2,959	197,923	1,082	201,964			201,964
Netting adjustments						(87,527)	(87,527)						(89,505)	(89,505)
Total derivatives							105,626							112,459
Other assets	723	202	–	925			925	725	254	–	979			979
	$72,169	$456,212	$5,731	$534,112		$(87,527)	$446,585	$80,426	$462,759	$5,834	$549,019		$(89,505)	$459,514
Financial Liabilities
Deposits
Personal	$–	$16,508	$389	$16,897	$		$16,897	$–	$17,205	$636	$17,841	$		$17,841
Business and government	–	93,311	8	93,319			93,319	–	82,234	8	82,242			82,242
Bank	–	5,376	–	5,376			5,376	–	8,201	–	8,201			8,201
Other
Obligations related to securities sold short	31,945	15,713	–	47,658			47,658	36,733	18,923	–	55,656			55,656
Obligations related to assets sold under repurchase agreements and securities loaned	–	73,362	–	73,362			73,362	–	74,474	–	74,474			74,474
Derivatives
Interest rate contracts	3	135,455	820	136,278			136,278	1	137,443	841	138,285			138,285
Foreign exchange contracts	–	46,675	33	46,708			46,708	–	54,602	41	54,643			54,643
Credit derivatives	–	166	5	171			171	–	199	7	206			206
Other contracts	3,835	8,075	1,025	12,935			12,935	2,983	8,902	877	12,762			12,762
Valuation adjustments	–	(281)	9	(272)			(272)	–	(160)	15	(145)			(145)
Total gross derivatives	3,838	190,090	1,892	195,820			195,820	2,984	200,986	1,781	205,751			205,751
Netting adjustments						(87,960)	(87,960)						(89,668)	(89,668)
Total derivatives							107,860							116,083
Other liabilities	145	13	47	205			205	100	11	32	143			143
Subordinated debentures	–	112	–	112			112	–	110	–	110			110
	$35,928	$394,485	$2,336	$432,749		$(87,960)	$344,789	$39,817	$402,144	$2,457	$444,418		$(89,668)	$354,750

(1)	As at July 31, 2016, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of trading securities were $15,601 million and $186 million (April 30, 2016 – $14,335 million and $142 million; October 31, 2015 – $10,315 million and $137 million; July 31, 2015 – $11,067 million and $295 million), respectively, and in all fair value levels of AFS securities were $10,457 million and $289 million (April 30, 2016 – $9,293 million and $253 million; October 31, 2015 – $3,394 million and $242 million; July 31, 2015 – $7,554 million and $378 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDO stands for collateralized debt obligations.
(4)	Excludes $86 million of AFS securities (April 30, 2016 – $84 million; October 31, 2015 – $15 million; July 31, 2015 – $15 million) that are carried at cost.

Royal Bank of Canada        Third Quarter 2016        65

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

During the nine months ended July 31, 2016, there were no significant changes made to the valuation techniques, sensitivities to, and interrelationships between unobservable inputs used in the determination of fair value of Level 3 financial instruments. During the three and nine months ended July 31, 2016, changes in the ranges and weighted averages of unobservable inputs did not have a significant impact on the unrealized gains (losses) included in earnings for Level 3 financial instruments. Refer to Note 3 of our audited 2015 Annual Consolidated Financial Statements for quantitative information about fair value measurements using significant unobservable inputs.

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

The following tables present the changes in fair value measurements on a recurring basis for instruments included in Level 3 of the fair value hierarchy.

	For the three months ended July 31, 2016
(Millions of Canadian dollars)	Fair value at beginning of period	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Changes in unrealized gains (losses) included in earnings for assets and liabilities for positions still held
Assets
Securities
Trading
Canadian government debt Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	4	–	–	13	(4)	–	–	13	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	–	–	–	–	–	–	–	–	–
Asset-backed securities
CDO	–	–	–	–	–	–	–	–	–
Non-CDO securities	9	–	–	5	(11)	1	–	4	–
Corporate debt and other debt	145	4	1	36	(26)	–	(46)	114	3
Equities	367	(105)	15	136	(28)	–	–	385	(105)
	525	(101)	16	190	(69)	1	(46)	516	(102)
Available-for-sale
U.S. state, municipal and agencies debt	713	(12)	25	–	(6)	–	–	720	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDO	–	–	–	–	–	–	–	–	n.a.
Non-CDO securities	191	–	7	19	4	–	–	221	n.a.
Corporate debt and other debt	1,664	–	37	988	(656)	–	(9)	2,024	n.a.
Equities	893	16	(4)	17	(152)	–	–	770	n.a.
	3,461	4	65	1,024	(810)	–	(9)	3,735	n.a.
Loans	394	–	5	–	(238)	396	–	557	–
Other
Net derivative balances (3)
Interest rate contracts	(422)	5	1	9	(4)	–	(17)	(428)	7
Foreign exchange contracts	6	12	(2)	–	–	22	10	48	12
Credit derivatives	–	–	–	–	1	–	–	1	(1)
Other contracts	(283)	4	(11)	(5)	9	91	24	(171)	2
Valuation adjustments	(40)	–	–	–	1	–	–	(39)	–
Other assets	2	(1)	–	–	–	–	–	1	–
	$3,643	$(77)	$74	$1,218	$(1,110)	$510	$(38)	$4,220	$(82)
Liabilities
Deposits
Personal	$(502)	$(12)	$(3)	$(26)	$26	$(142)	$164	$(495)	$(12)
Business and government	(2)	(1)	–	–	(10)	–	–	(13)	(1)
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(144)	(36)	(6)	–	–	–	–	(186)	(32)
	$(648)	$(49)	$(9)	$(26)	$16	$(142)	$164	$(694)	$(45)

66        Royal Bank of Canada        Third Quarter 2016

Note 3 Fair value of financial instruments (continued)

	For the three months ended April 30, 2016
(Millions of Canadian dollars)	Fair value at beginning of period	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Changes in unrealized gains (losses) included in earnings for assets and liabilities for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$5	$–	$–	$–	$–	$–	$(5)	$–	$–
U.S. state, municipal and agencies debt	11	–	(1)	8	(14)	–	–	4	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	24	(1)	(1)	–	(22)	–	–	–	–
Asset-backed securities
CDO	1	–	–	–	–	–	(1)	–	–
Non-CDO securities	20	(2)	(2)	–	(7)	–	–	9	(1)
Corporate debt and other debt	297	(1)	(3)	69	(172)	19	(64)	145	–
Equities	378	(35)	(38)	89	(33)	7	(1)	367	(35)
	736	(39)	(45)	166	(248)	26	(71)	525	(36)
Available-for-sale
U.S. state, municipal and agencies debt	831	–	(61)	–	(57)	–	–	713	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDO	–	–	–	–	–	–	–	–	n.a.
Non-CDO securities	215	–	(9)	–	(15)	–	–	191	n.a.
Corporate debt and other debt	1,942	–	(190)	622	(705)	8	(13)	1,664	n.a.
Equities	997	(2)	(79)	7	(30)	–	–	893	n.a.
	3,985	(2)	(339)	629	(807)	8	(13)	3,461	n.a.
Loans	451	9	(53)	–	(9)	–	(4)	394	12
Other
Net derivative balances (3)
Interest rate contracts	(471)	15	–	3	1	30	–	(422)	14
Foreign exchange contracts	55	(20)	(4)	(19)	(2)	–	(4)	6	(20)
Credit derivatives	(2)	2	–	–	–	–	–	–	(1)
Other contracts	(334)	(19)	36	3	59	(50)	22	(283)	70
Valuation adjustments	(46)	–	2	–	4	–	–	(40)	–
Other assets	2	–	–	–	–	–	–	2	–
	$4,376	$(54)	$(403)	$782	$(1,002)	$14	$(70)	$3,643	$39
Liabilities
Deposits
Personal	$(401)	$(31)	$16	$(57)	$11	$(183)	$143	$(502)	$(40)
Business and government	–	–	–	–	(2)	–	–	(2)	1
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(162)	(11)	17	–	12	–	–	(144)	(7)
	$(563)	$(42)	$33	$(57)	$21	$(183)	$143	$(648)	$(46)

Royal Bank of Canada        Third Quarter 2016        67

	For the three months ended July 31, 2015
(Millions of Canadian dollars)	Fair value at beginning of period	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Changes in unrealized gains (losses) included in earnings for assets and liabilities for positions still held
Assets
Securities
Trading
Canadian government debt Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	1	–	–	13	(2)	–	–	12	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	9	(2)	1	–	(2)	–	–	6	–
Asset-backed securities
CDO	54	–	(4)	50	(32)	–	(4)	64	–
Non-CDO securities	41	(2)	3	29	(43)	7	(6)	29	(2)
Corporate debt and other debt	166	–	5	21	(59)	–	(68)	65	–
Equities	175	(16)	13	–	(24)	1	(19)	130	(16)
	446	(20)	18	113	(162)	8	(97)	306	(18)
Available-for-sale
U.S. state, municipal and agencies debt	682	–	44	136	16	–	–	878	n.a.
Other OECD government debt	12	–	–	2	(1)	–	–	13	n.a.
Asset-backed securities
CDO	30	–	2	–	–	–	(32)	–	n.a.
Non-CDO securities	165	–	26	–	7	–	–	198	n.a.
Corporate debt and other debt	1,734	–	148	555	(762)	–	–	1,675	n.a.
Equities	1,010	36	48	11	(60)	17	(48)	1,014	n.a.
	3,633	36	268	704	(800)	17	(80)	3,778	n.a.
Loans	617	24	16	78	(68)	1	–	668	–
Other
Net derivative balances (3)
Interest rate contracts	(458)	(20)	(4)	21	4	4	(4)	(457)	(21)
Foreign exchange contracts	24	25	3	5	–	(1)	(4)	52	26
Credit derivatives	(1)	(1)	–	–	1	–	–	(1)	(1)
Other contracts	(491)	31	(40)	88	27	57	89	(239)	30
Valuation adjustments	(51)	(3)	(1)	1	–	–	–	(54)	(3)
Other assets	–	–	–	–	–	–	–	–	–
	$3,719	$72	$260	$1,010	$(998)	$86	$(96)	$4,053	$13
Liabilities
Deposits
Personal	$(635)	$32	$(27)	$(125)	$35	$(106)	$190	$(636)	$32
Business and government	(83)	(1)	–	–	1	–	75	(8)	(1)
Other
Obligations related to securities sold short	–	–	–	–	–	(1)	1	–	–
Other liabilities	(42)	13	(4)	–	1	–	–	(32)	13
	$(760)	$44	$(31)	$(125)	$37	$(107)	$266	$(676)	$44

68        Royal Bank of Canada        Third Quarter 2016

Note 3 Fair value of financial instruments (continued)

	For the nine months ended July 31, 2016
(Millions of Canadian dollars)	Fair value at beginning of period	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Changes in unrealized gains (losses) included in earnings for assets and liabilities for positions still held
Assets
Securities
Trading
Canadian government debt Provincial and municipal	$5	$–	$–	$–	$–	$–	$(5)	$–	$–
U.S. state, municipal and agencies debt	16	–	–	21	(24)	–	–	13	–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	15	(1)	–	8	(22)	–	–	–	–
Asset-backed securities
CDO	5	–	–	–	(5)	1	(1)	–	–
Non-CDO securities	23	(4)	–	23	(39)	1	–	4	–
Corporate debt and other debt	191	2	5	137	(261)	159	(119)	114	4
Equities	123	(145)	(3)	471	(70)	10	(1)	385	(146)
	378	(148)	2	660	(421)	171	(126)	516	(142)
Available-for-sale
U.S. state, municipal and agencies debt	797	(12)	3	93	(161)	–	–	720	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDO	–	–	–	–	–	–	–	–	n.a.
Non-CDO securities	197	–	4	26	(6)	–	–	221	n.a.
Corporate debt and other debt	1,757	–	(39)	2,382	(2,073)	21	(24)	2,024	n.a.
Equities	987	45	(67)	66	(261)	–	–	770	n.a.
	3,738	33	(99)	2,567	(2,501)	21	(24)	3,735	n.a.
Loans	472	17	(17)	–	(307)	396	(4)	557	22
Other
Net derivative balances (3)
Interest rate contracts	(446)	(8)	1	32	(18)	30	(19)	(428)	(8)
Foreign exchange contracts	58	(7)	(6)	(19)	(2)	23	1	48	(8)
Credit derivatives	(1)	1	–	–	1	–	–	1	(2)
Other contracts	(313)	(105)	3	(42)	190	26	70	(171)	37
Valuation adjustments	(47)	–	1	–	7	–	–	(39)	–
Other assets	–	(1)	–	2	–	–	–	1	–
	$3,839	$(218)	$(115)	$3,200	$(3,051)	$667	$(102)	$4,220	$(101)
Liabilities
Deposits
Personal	$(389)	$(6)	$2	$(165)	$48	$(433)	$448	$(495)	$(17)
Business and government	(8)	(1)	–	–	(4)	–	–	(13)	(1)
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(47)	(71)	1	(92)	23	–	–	(186)	(62)
	$(444)	$(78)	$3	$(257)	$67	$(433)	$448	$(694)	$(80)

Royal Bank of Canada        Third Quarter 2016        69

	For the nine months ended July 31, 2015
(Millions of Canadian dollars)	Fair value at beginning of period	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Changes in unrealized gains (losses) included in earnings for assets and liabilities for positions still held
Assets
Securities
Trading
Canadian government debt Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	6	–	1	13	(8)	–	–	12	–
Other OECD government debt	–	–	–	–	–	20	(20)	–	–
Mortgage-backed securities	4	(4)	–	23	(26)	16	(7)	6	–
Asset-backed securities
CDO	74	24	(18)	102	(113)	13	(18)	64	6
Non-CDO securities	364	(4)	47	129	(322)	12	(197)	29	(3)
Corporate debt and other debt	149	–	5	39	(128)	119	(119)	65	–
Equities	166	(22)	24	13	(72)	45	(24)	130	(21)
	763	(6)	59	319	(669)	225	(385)	306	(18)
Available-for-sale
U.S. state, municipal and agencies debt	1,389	8	161	136	(770)	–	(46)	878	n.a.
Other OECD government debt	11	–	–	4	(2)	–	–	13	n.a.
Asset-backed securities
CDO	24	–	3	30	–	–	(57)	–	n.a.
Non-CDO securities	182	(1)	36	–	(19)	–	–	198	n.a.
Corporate debt and other debt	1,573	–	256	1,717	(1,871)	37	(37)	1,675	n.a.
Equities	1,028	78	74	38	(166)	17	(55)	1,014	n.a.
	4,207	85	530	1,925	(2,828)	54	(195)	3,778	n.a.
Loans	461	21	47	537	(321)	1	(78)	668	–
Other
Net derivative balances (3)
Interest rate contracts	(370)	(71)	(2)	30	(5)	(11)	(28)	(457)	(46)
Foreign exchange contracts	9	47	6	32	(7)	2	(37)	52	35
Credit derivatives	(5)	(15)	(1)	–	19	(1)	2	(1)	(3)
Other contracts	(502)	(96)	(77)	54	181	(83)	284	(239)	80
Valuation adjustments	(85)	(4)	(2)	1	39	(3)	–	(54)	(3)
Other assets	–	–	–	–	–	–	–	–	–
	$4,478	$(39)	$560	$2,898	$(3,591)	$184	$(437)	$4,053	$45
Liabilities
Deposits
Personal	$(497)	$43	$(41)	$(500)	$68	$(272)	$563	$(636)	$31
Business and government	(70)	(5)	1	(78)	51	–	93	(8)	(1)
Other
Obligations related to securities sold short	(4)	–	–	(11)	15	(1)	1	–	–
Other liabilities	(20)	(9)	(6)	–	3	–	–	(32)	(7)
	$(591)	$29	$(46)	$(589)	$137	$(273)	$657	$(676)	$23

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized losses on AFS securities recognized in OCI were $14 million for the three months ended July 31, 2016 (April 30, 2016 –$nil; July 31, 2015 – gains of $1 million) and losses of $55 million for the nine months ended July 31, 2016 (July 31, 2015 – gains of $9 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at July 31, 2016 included derivative assets of $980 million (April 30, 2016 – $957 million; October 31, 2015 – $1,143 million; July 31, 2015 – $1,082 million) and derivative liabilities of $1,569 million (April 30, 2016 – $1,696 million; October 31, 2015 – $1,892 million; July 31, 2015 – $1,781 million).
n.a.	not applicable

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).

During the three months ended July 31, 2016, transfers out of Level 1 to Level 2 included Trading U.S. state, municipal and agencies debt and Obligations related to securities sold short of $36 million and $132 million (April 30, 2016 – $138 million and $28 million), respectively.

During the three months ended July 31, 2016, transfers out of Level 2 to Level 1 included $414 million of Trading and AFS U.S. state, municipal and agencies debt (April 30, 2016 – $75 million).

70        Royal Bank of Canada        Third Quarter 2016

Note 3 Fair value of financial instruments (continued)

Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.

For the three months ended July 31, 2016, transfers of equity-linked structured notes and the over-the-counter (OTC) equity options were due to changes in the significance of unobservable inputs to their fair value, and transfers relating to Loans were due to changes in the market observability of inputs.

During the three months ended July 31, 2016, significant transfers out of Level 3 to Level 2 included $164 million of equity linked structured notes in Personal Deposits (April 30, 2016 – $143 million). In addition, during the three months ended July 31, 2016, significant transfers out of Level 3 to Level 2 included $8 million (net liabilities) of OTC equity options in Other contracts comprised of $244 million of derivative-related assets and $252 million of derivative-related liabilities (April 30, 2016 – $11 million (net liabilities) comprised of $19 million of derivative-related assets and $30 million of derivative-related liabilities).

During the three months ended July 31, 2016, significant transfers out of Level 2 to Level 3 included $142 million of equity-linked structured notes in Personal Deposits and $21 million (net assets) of OTC equity options in Other contracts comprised of $64 million of derivative-related assets and $43 million of derivative-related liabilities (April 30, 2016 – $183 million and $48 million (net liabilities) comprised of $99 million of derivative-related assets and $147 million of derivative-related liabilities). In addition, during the three months ended July 31, 2016, $396 million of Loans were transferred out of Level 2 to Level 3.

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we offset balances in instances where: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would simultaneously be realized.

	July 31, 2016			April 30, 2016
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	13	1	(1)	4	–	–
Mortgage-backed securities	–	–	–	–	–	–
Asset-backed securities	4	–	–	9	1	(2)
Corporate debt and other debt	114	2	(2)	145	2	(2)
Equities	385	–	–	367	–	–
Available-for-sale
U.S. state, municipal and agencies debt	720	14	(30)	713	16	(27)
Other OECD government debt	–	–	–	–	–	–
Asset-backed securities	221	12	(17)	191	11	(15)
Corporate debt and other debt	2,024	11	(11)	1,664	10	(10)
Equities	770	73	(13)	893	74	(19)
Loans	557	23	(22)	394	5	(19)
Derivatives	980	18	(17)	957	21	(19)
Other assets	1	–	–	2	–	–
	$5,789	$154	$(113)	$5,339	$140	$(113)
Deposits	$(508)	$14	$(14)	$(504)	$16	$(16)
Derivatives	(1,569)	27	(47)	(1,696)	40	(56)
Other
Securities sold short, other liabilities and subordinated debentures	(186)	–	–	(144)	–	–
	$(2,263)	$41	$(61)	$(2,344)	$56	$(72)

Royal Bank of Canada        Third Quarter 2016        71

	October 31, 2015			July 31, 2015
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
Canadian government debt
Provincial and municipal	$5	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	16	1	(1)	12	1	(1)
Mortgage-backed securities	15	1	(1)	6	1	(1)
Asset-backed securities	28	2	(3)	93	7	(7)
Corporate debt and other debt	191	2	(2)	65	2	(2)
Equities	123	–	–	130	–	–
Available-for-sale
U.S. state, municipal and agencies debt	797	12	(36)	878	18	(35)
Other OECD government debt	–	–	–	13	–	–
Asset-backed securities	197	11	(16)	198	11	(16)
Corporate debt and other debt	1,757	11	(11)	1,675	11	(11)
Equities	987	76	(33)	1,014	75	(31)
Loans	472	8	(23)	668	21	(44)
Derivatives	1,143	16	(10)	1,082	24	(21)
Other assets	–	–	–	–	–	–
	$5,731	$140	$(136)	$5,834	$171	$(169)
Deposits	$(397)	$13	$(13)	$(644)	$18	$(18)
Derivatives	(1,892)	33	(43)	(1,781)	30	(46)
Other
Securities sold short, other liabilities and subordinated debentures	(47)	–	–	(32)	–	–
	$(2,336)	$46	$(56)	$(2,457)	$48	$(64)

72        Royal Bank of Canada        Third Quarter 2016

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1), (2)

	As at
	July 31, 2016				April 30, 2016
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$1,603	$7	$(4)	$1,606	$1,742	$5	$(1)	$1,746
Provincial and municipal	2,128	35	(1)	2,162	1,805	12	(4)	1,813
U.S. state, municipal and agencies debt (3)	20,350	108	(72)	20,386	20,891	77	(74)	20,894
Other OECD government debt	13,311	49	(10)	13,350	13,184	30	(21)	13,193
Mortgage-backed securities	393	4	(2)	395	324	3	(3)	324
Asset-backed securities
CDO	1,273	1	(5)	1,269	1,086	1	(7)	1,080
Non-CDO securities	1,175	4	(70)	1,109	1,057	2	(73)	986
Corporate debt and other debt	20,814	110	(37)	20,887	17,411	73	(62)	17,422
Equities	1,370	267	(20)	1,617	1,449	268	(20)	1,697
Loan substitute securities	70	2	–	72	70	3	–	73
	$62,487	$587	$(221)	$62,853	$59,019	$474	$(265)	$59,228

	As at
	October 31, 2015				July 31, 2015
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$2,541	$7	$(4)	$2,544	$11,198	$490	$(1)	$11,687
Provincial and municipal	1,599	8	(7)	1,600	1,357	16	(1)	1,372
U.S. state, municipal and agencies debt (3)	12,940	14	(106)	12,848	12,651	21	(76)	12,596
Other OECD government debt	12,278	24	(15)	12,287	15,269	33	(7)	15,295
Mortgage-backed securities	315	4	(1)	318	456	5	(1)	460
Asset-backed securities
CDO	1,506	12	(8)	1,510	1,135	16	(3)	1,148
Non-CDO securities	1,137	7	(66)	1,078	834	7	(68)	773
Corporate debt and other debt	14,171	39	(81)	14,129	14,607	59	(30)	14,636
Equities	1,457	314	(15)	1,756	1,460	325	(10)	1,775
Loan substitute securities	95	–	(1)	94	101	–	(1)	100
	$48,039	$429	$(304)	$48,164	$59,068	$972	$(198)	$59,842

(1)	Excludes $13,699 million of held-to-maturity securities as at July 31, 2016 (April 30, 2016 – $13,191 million; October 31, 2015 – $8,641 million; July 31, 2015 – $3,303 million) that are carried at amortized cost.
(2)	The majority of the MBS are residential. Cost/amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $290 million, $1 million, $2 million and $289 million, respectively as at July 31, 2016 (April 30, 2016 – $255 million, $nil, $2 million, and $253 million; October 31, 2015 – $243 million, $nil, $1 million, and $242 million; July 31, 2015 – $378 million, $1 million, $1 million, and $378 million).
(3)	Includes securities issued by U.S. non-agencies backed by government insured assets, MBS and asset-backed securities issued by U.S. government agencies.

AFS securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered. As at July 31, 2016, our gross unrealized losses on AFS securities were $221 million (April 30, 2016 – $265 million; October 31, 2015 – $304 million; July 31, 2015 – $198 million). We believe that there is no objective evidence of impairment on our AFS securities that are in an unrealized loss position as at July 31, 2016.

Net gain and loss on available-for-sale securities (1)

	For the three months ended			For the nine months ended
(Millions of Canadian dollars)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Realized gains	$40	$30	$52	$143	$156
Realized losses	(6)	(1)	(2)	(8)	(6)
Impairment losses	(27)	(14)	(8)	(61)	(39)
	$7	$15	$42	$74	$111

(1)	The following related to our insurance operations are excluded from Net gains on AFS securities and included in Insurance premiums, investment and fee income on the Interim Condensed Consolidated Statements of Income for the three months ended July 31, 2016: Realized gains of $4 million (April 30, 2016 – $3 million; July 31, 2015 – $14 million) and $nil in impairment losses related to our insurance operations (April 30, 2016 – $nil; July 31, 2015 – $2 million); for the nine months ended July 31, 2016: Realized gains of $10 million (July 31, 2015 – $15 million) and $4 million in impairment losses (July 31, 2015 – $3 million); there were no realized losses for the three and nine months ended July 31, 2016 and July 31, 2015 related to our insurance operations.

During the three months ended July 31, 2016, $7 million of net gains were recognized in Non-interest income as compared to $15 million in the prior quarter. The current quarter reflects net realized gains of $34 million mainly comprised of distributions from, and gains on sales of, certain Equities. Also included in the net gains are $27 million of impairment losses primarily on certain Equities and U.S. state, municipal and agencies debt.

Royal Bank of Canada        Third Quarter 2016        73

For the nine months ended July 31, 2016, $74 million of net gains were recognized in Non-interest income as compared to $111 million in the prior year. The current period reflects net realized gains of $135 million mainly comprised of distributions from, and gains on sales of, certain Equities and U.S. state, municipal and agencies debt. Also included in the net gains are $61 million of impairment losses primarily on certain Equities and U.S. state, municipal and agencies debt.

Held-to-maturity securities

Held-to-maturity securities measured at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. We believe that there is no objective evidence of impairment on our held-to-maturity securities as at July 31, 2016.

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended July 31, 2016
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$242	$12	$(10)	$1	$(6)	$19	$258
Personal	534	110	(140)	27	(3)	(7)	521
Credit cards	386	115	(147)	32	–	(1)	385
Small business	67	8	(11)	2	(1)	–	65
	1,229	245	(308)	62	(10)	11	1,229
Wholesale
Business	1,036	67	(169)	11	(19)	12	938
Bank (1)	2	–	–	–	–	–	2
	1,038	67	(169)	11	(19)	12	940
Acquired credit-impaired loans	4	6	–	–	–	(2)	8
Total allowance for loan losses	2,271	318	(477)	73	(29)	21	2,177
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,362	$318	$(477)	$73	$(29)	$21	$2,268
Individually assessed	$430	$38	$(146)	$6	$(16)	$10	$322
Collectively assessed	1,932	280	(331)	67	(13)	11	1,946
Total allowance for credit losses	$2,362	$318	$(477)	$73	$(29)	$21	$2,268

	For the three months ended April 30, 2016
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$266	$9	$(11)	$3	$(6)	$(19)	$242
Personal	548	112	(144)	28	(3)	(7)	534
Credit cards	386	116	(146)	31	–	(1)	386
Small business	64	9	(8)	2	–	–	67
	1,264	246	(309)	64	(9)	(27)	1,229
Wholesale
Business	901	212	(36)	13	(11)	(43)	1,036
Bank (1)	2	–	–	–	–	–	2
	903	212	(36)	13	(11)	(43)	1,038
Acquired credit-impaired loans	2	2	–	–	–	–	4
Total allowance for loan losses	2,169	460	(345)	77	(20)	(70)	2,271
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,260	$460	$(345)	$77	$(20)	$(70)	$2,362
Individually assessed	$340	$136	$(14)	$9	$(7)	$(34)	$430
Collectively assessed	1,920	324	(331)	68	(13)	(36)	1,932
Total allowance for credit losses	$2,260	$460	$(345)	$77	$(20)	$(70)	$2,362

74        Royal Bank of Canada        Third Quarter 2016

Note 5 Allowance for credit losses and impaired loans (continued)

	For the three months ended July 31, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$233	$14	$(12)	$2	$(5)	$20	$252
Personal	542	95	(128)	28	(4)	7	540
Credit cards	386	95	(127)	32	–	(1)	385
Small business	66	7	(11)	3	(2)	–	63
	1,227	211	(278)	65	(11)	26	1,240
Wholesale
Business	808	59	(48)	6	(9)	20	836
Bank (1)	2	–	–	–	–	–	2
	810	59	(48)	6	(9)	20	838
Total allowance for loan losses	2,037	270	(326)	71	(20)	46	2,078
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,128	$270	$(326)	$71	$(20)	$46	$2,169
Individually assessed	$245	$26	$(16)	$2	$(5)	$18	$270
Collectively assessed	1,883	244	(310)	69	(15)	28	1,899
Total allowance for credit losses	$2,128	$270	$(326)	$71	$(20)	$46	$2,169

Allowance for credit losses

	For the nine months ended July 31, 2016
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$242	$49	$(31)	$4	$(18)	$12	$258
Personal	530	340	(414)	81	(9)	(7)	521
Credit cards	386	335	(425)	91	–	(2)	385
Small business	64	25	(29)	7	(2)	–	65
	1,222	749	(899)	183	(29)	3	1,229
Wholesale
Business	805	429	(270)	30	(40)	(16)	938
Bank (1)	2	–	–	–	–	–	2
	807	429	(270)	30	(40)	(16)	940
Acquired credit-impaired loans	–	10	–	–	–	(2)	8
Total allowance for loan losses	2,029	1,188	(1,169)	213	(69)	(15)	2,177
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,120	$1,188	$(1,169)	$213	$(69)	$(15)	$2,268
Individually assessed	$252	$296	$(203)	$19	$(32)	$(10)	$322
Collectively assessed	1,868	892	(966)	194	(37)	(5)	1,946
Total allowance for credit losses	$2,120	$1,188	$(1,169)	$213	$(69)	$(15)	$2,268

	For the nine months ended July 31, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$240	$36	$(47)	$5	$(17)	$35	$252
Personal	535	291	(369)	78	(11)	16	540
Credit cards	385	284	(374)	90	–	–	385
Small business	64	25	(32)	8	(2)	–	63
	1,224	636	(822)	181	(30)	51	1,240
Wholesale
Business	768	187	(142)	24	(27)	26	836
Bank (1)	2	(1)	–	1	–	–	2
	770	186	(142)	25	(27)	26	838
Total allowance for loan losses	1,994	822	(964)	206	(57)	77	2,078
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,085	$822	$(964)	$206	$(57)	$77	$2,169
Individually assessed	$214	$103	$(71)	$13	$(17)	$28	$270
Collectively assessed	1,871	719	(893)	193	(40)	49	1,899
Total allowance for credit losses	$2,085	$822	$(964)	$206	$(57)	$77	$2,169

(1)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(2)	The allowance for off-balance sheet and other items is reported separately in Other liabilities.

Royal Bank of Canada        Third Quarter 2016        75

Loans past due but not impaired

	As at
	July 31, 2016				April 30, 2016
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,181	$1,188	$346	$4,715	$3,102	$1,382	$353	$4,837
Wholesale	1,479	292	2	1,773	1,117	219	2	1,338
	$4,660	$1,480	$348	$6,488	$4,219	$1,601	$355	$6,175

	As at
	October 31, 2015				July 31, 2015
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,054	$1,298	$314	$4,666	$3,133	$1,217	$302	$4,652
Wholesale	417	184	–	601	519	217	–	736
	$3,471	$1,482	$314	$5,267	$3,652	$1,434	$302	$5,388

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	July 31 2016	April 30 2016	October 31 2015	July 31 2015
Retail (2)	$16	$–	$–	$–
Wholesale (2)
Business	1,883	1,861	991	1,006
Bank (3)	2	2	2	2
Acquired credit-impaired loans (4)	508	531	–	–
Total	$2,409	$2,394	$993	$1,008

(1)	Average balance of gross individually assessed impaired loans for the three months ended July 31, 2016 was $2.4 billion (April 30, 2016 – $2.1 billion; October 31, 2015 – $1.0 billion; July 31, 2015 – $0.9 billion). For the nine months ended July 31, 2016, the average balance of gross individually assessed impaired loans was $2.2 billion (July 31, 2015 – $0.8 billion).
(2)	Excludes ACI loans.
(3)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(4)	ACI loans were recognized as part of the acquisition of City National.

Acquired Credit-Impaired Loans

ACI loans resulting from the acquisition of City National include Retail, Wholesale and FDIC covered loans with outstanding unpaid principal balances of $27 million, $73 million, and $642 million and fair values of $22 million, $62 million, and $596 million, respectively, as at November 2, 2015 (the acquisition date).

The following table provides further details of our ACI loans.

	As at
(Millions of Canadian dollars)	July 31 2016	April 30 2016
City National
Unpaid principal balance (1)	$533	$570
Credit related fair value adjustments	(50)	(58)
Interest rate and other related premium/(discount)	25	19
Carrying value	508	531
Individually assessed allowance	(8)	(3)
Carrying value net of related allowance (2)	$500	$528

(1)	Represents contractual amount owed net of write-offs since the acquisition of the loan.
(2)	Carrying value does not include the effect of the FDIC loss sharing agreement.

FDIC Covered Loans

As at July 31, 2016, the balance of FDIC covered loans was $457 million and was recorded in Loans on the Consolidated Balance Sheets (April 30, 2016 – $480 million). As at July 31, 2016, the balances for indemnification assets and clawback liabilities were $13 million and $24 million (April 30, 2016 – $19 million and $23 million), respectively.

76        Royal Bank of Canada        Third Quarter 2016

Note 6 Significant acquisition and dispositions

Acquisition

Wealth Management

On November 2, 2015, we completed the acquisition of City National. City National’s business will give us an expansion platform for long-term growth in the U.S. By acquiring 100% of the voting equity interests, the acquisition provides us with the opportunity to enhance and complement our existing U.S. businesses in line with our strategic goals.

Total consideration of $7.1 billion (US$5.5 billion) at the date of close included US$2.6 billion in cash, 41.6 million RBC common shares issued at a price of US$57.16 per share, US$275 million of first preferred shares, (Series C-1 and Series C-2) with a fair value of US$290 million, as well as share based compensation amounts of US$156 million, including the conversion of 3.8 million stock options with a fair value of US$112 million, based on the Black-Scholes model.

Our purchase price allocation assigns $47.8 billion to assets and $44.9 billion to liabilities on the acquisition date. Goodwill of $2.3 billion reflects the expected synergies from the combined U.S. Wealth Management operations, expected growth of the platform, and the ability to cross sell products between segments. Goodwill is not expected to be deductible for tax purposes. The following table presents the estimated fair value of the assets acquired and liabilities assumed as at the acquisition date.

(Millions of Canadian dollars, except percentage)
Percentage of shares acquired	100%
Purchase consideration	$7,138
Fair value of identifiable assets acquired
Cash and due from banks	$499
Interest-bearing deposits with banks	2,779
Securities
Trading	321
Available-for-sale	7,414
Held-to-maturity	4,723
Loans (1)
Retail	9,595
Wholesale	20,553
Other assets	1,957
Total fair value of identifiable assets acquired	$47,841
Fair value of identifiable liabilities assumed
Deposits
Personal	$10,481
Business and government	31,592
Bank	169
Other liabilities	2,687
Total fair value of identifiable liabilities assumed	$44,929
Fair value of identifiable net assets acquired	$2,912
Intangible assets (2)	1,880
Goodwill	2,346
Total purchase consideration	$7,138

(1)	The fair value of loans reflects estimates of incurred and expected future credit losses at the acquisition date and interest rate premiums or discounts relative to prevailing market rates. Gross contractual receivables amount to $30.1 billion.
(2)	Intangible assets primarily include core deposits and customer relationships which are amortized on a straight-line basis over an estimated useful life of 10 years.

The estimates for the fair values of the assets acquired and liabilities assumed may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed as at the acquisition date during the measurement period.

Since the acquisition date, City National increased our consolidated revenue and net income by $1,445 million and $201 million, respectively. All results of operations are included in our Wealth Management segment and goodwill is allocated to our U.S. Wealth Management (including City National) cash-generating unit (previously called U.S. Wealth Management).

Royal Bank of Canada        Third Quarter 2016        77

Dispositions

Insurance

On July 1, 2016, we completed the previously announced sale of RBC General Insurance Company, which includes certain home and auto insurance manufacturing business, including claims, underwriting and product development capabilities, to Aviva Canada Inc. We also entered into an exclusive 15-year distribution agreement to market and sell a full suite of property and casualty insurance products to our existing and new clients. As a result of the transaction, we recorded a pre-tax gain on disposal of $287 million in Non-interest income – Other ($235 million after-tax).

The following major classes of assets, liabilities and equity were included in the disposal group prior to the completion of the sale.

	As at
(Millions of Canadian dollars)	July 31 2016	April 30 2016
Assets
Securities	$–	$1,277
Other assets	–	400
Total assets of disposal group included in Other assets	$–	$1,677
Liabilities
Insurance claims and policy benefit liabilities	$–	$984
Other liabilities	–	428
Total liabilities of disposal group included in Other liabilities	$–	$1,412
Total Other components of equity of the disposal group	$–	$3

Investor & Treasury Services

On March 11, 2016, we entered into a definitive agreement to sell RBC Investor Services España S.A.U. and its wholly-owned subsidiary to Banco Inversis, S.A. The transaction is expected to close in the fourth quarter of fiscal 2016 and is subject to customary closing conditions, including the receipt of regulatory approvals. As a result of the disposition, the assets and liabilities included in the disposal group are classified as held for sale, measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities.

The following major classes of assets and liabilities are included in the disposal group as held for sale.

	As at
(Millions of Canadian dollars)	July 31 2016	April 30 2016
Assets
Cash and deposits with banks	$748	$783
Other assets	168	195
Total assets of disposal group included in Other assets	$916	$978
Liabilities
Deposits	$761	$812
Other liabilities	98	110
Total liabilities of disposal group included in Other liabilities	$859	$922

Wealth Management

On November 4, 2015, we entered into a definitive agreement to sell our trust, custody and fund administration business in the Caribbean to SMP Group Limited. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals. As a result of the disposition, the assets and liabilities included in the disposal group are classified as held for sale, measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities.

The major classes of assets, liabilities and equity that are included in the disposal group are not significant.

78        Royal Bank of Canada        Third Quarter 2016

Note 7 Deposits

The following table details our deposit liabilities.

	As at
	July 31, 2016				April 30, 2016
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal (4)	$130,646	$42,866	$76,616	$250,128	$128,556	$39,663	$75,663	$243,882
Business and government (4)	207,157	9,285	264,454	480,896	198,801	8,628	272,392	479,821
Bank	10,383	69	12,939	23,391	7,500	30	10,221	17,751
	$348,186	$52,220	$354,009	$754,415	$334,857	$48,321	$358,276	$741,454
Non-interest-bearing (5)
Canada	$75,187	$4,313	$–	$79,500	$73,570	$4,163	$–	$77,733
United States	30,690	77	6	30,773	29,230	61	–	29,291
Europe (6)	1,293	–	–	1,293	1,607	–	–	1,607
Other International	6,315	4	–	6,319	6,526	5	–	6,531
Interest-bearing (5)
Canada	199,244	14,764	286,275	500,283	187,450	14,344	278,675	480,469
United States	1,332	28,610	39,829	69,771	1,293	25,342	53,182	79,817
Europe (6)	30,661	776	16,408	47,845	31,858	709	15,865	48,432
Other International	3,464	3,676	11,491	18,631	3,323	3,697	10,554	17,574
	$348,186	$52,220	$354,009	$754,415	$334,857	$48,321	$358,276	$741,454

	As at
	October 31, 2015				July 31, 2015
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal (4)	$128,101	$19,758	$72,707	$220,566	$125,470	$19,312	$73,847	$218,629
Business and government (4)	175,931	6,854	272,793	455,578	175,308	6,766	267,323	449,397
Bank	7,711	23	13,349	21,083	8,442	16	17,752	26,210
	$311,743	$26,635	$358,849	$697,227	$309,220	$26,094	$358,922	$694,236
Non-interest-bearing (5)
Canada	$70,286	$3,754	$–	$74,040	$68,773	$3,660	$–	$72,433
United States	1,158	31	–	1,189	880	44	–	924
Europe (6)	1,172	–	–	1,172	1,536	–	–	1,536
Other International	6,706	6	–	6,712	6,577	297	–	6,874
Interest-bearing (5)
Canada	192,736	13,529	269,395	475,660	191,079	13,072	270,859	475,010
United States	4,177	4,966	67,710	76,853	3,828	4,214	65,260	73,302
Europe (6)	31,554	606	12,270	44,430	32,830	647	14,186	47,663
Other International	3,954	3,743	9,474	17,171	3,717	4,160	8,617	16,494
	$311,743	$26,635	$358,849	$697,227	$309,220	$26,094	$358,922	$694,236

(1)	Deposits payable on demand include all deposits for which we do not have the right to require notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at July 31, 2016, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $188 billion (April 30, 2016 – $187 billion; October 31, 2015 – $182 billion; July 31, 2015 – $172 billion).
(4)	Personal deposits are held by individuals, family trusts and other entities for the benefit of individuals. Business and government deposits are primarily held by corporations and governments.
(5)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at July 31, 2016, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $267 billion, $15 billion, $35 billion and $31 billion, respectively (April 30, 2016 – $259 billion, $15 billion, $38 billion and $30 billion; October 31, 2015 – $235 billion, $13 billion, $32 billion and $28 billion; July 31, 2015 – $238 billion, $14 billion, $27 billion and $27 billion).
(6)	Europe includes the United Kingdom, Luxembourg and the Channel Islands.

The following table presents the contractual maturities of our term deposit liabilities.

	As at
(Millions of Canadian dollars)	July 31 2016	April 30 2016	October 31 2015	July 31 2015
Within 1 year:
less than 3 months	$79,067	$79,097	$78,735	$75,852
3 to 6 months	47,521	40,953	49,900	48,525
6 to 12 months	49,674	65,924	61,096	64,864
1 to 2 years	41,743	37,132	43,674	49,067
2 to 3 years	47,138	46,405	39,809	37,175
3 to 4 years	25,337	27,730	26,792	29,613
4 to 5 years	37,471	34,506	30,184	25,191
Over 5 years	26,058	26,529	28,659	28,635
	$354,009	$358,276	$358,849	$358,922
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more	$320,000	$324,000	$331,000	$326,000

Royal Bank of Canada        Third Quarter 2016        79

Note 8 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefit and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the composition of our remeasurements recorded in other comprehensive income.

Pension and other post-employment benefit expense

	For the three months ended
	Pension plans			Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	April 30 2016	July 31 2015
Current service costs	$80	$78	$86	$9	$9	$9
Past service costs	(5)	–	–	(2)	–	–
Net interest expense (income)	(1)	–	7	17	18	19
Settlement loss (gain)	–	–	(2)	–	–	–
Remeasurements of other long term benefits	–	–	–	6	4	(3)
Administrative expense	3	3	3	–	–	–
Defined benefit pension expense	$77	$81	$94	$30	$31	$25
Defined contribution pension expense	39	35	41	–	–	–
	$116	$116	$135	$30	$31	$25

	For the nine months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2016	July 31 2015	July 31 2016	July 31 2015
Current service costs	$236	$259	$27	$26
Past service costs	(5)	–	(2)	–
Net interest expense (income)	(2)	23	53	56
Settlement loss (gain)	–	(2)	–	–
Remeasurements of other long term benefits	–	–	14	4
Administrative expense	9	9	–	–
Defined benefit pension expense	$238	$289	$92	$86
Defined contribution pension expense	126	123	–	–
	$364	$412	$92	$86

Remeasurements of employee benefit plans (1)

	For the three months ended
	Defined benefit pension plans			Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	April 30 2016	July 31 2015
Actuarial (gains) losses:
Changes in demographic assumptions	$–	$–	$8	$–	$–	$–
Changes in financial assumptions	861	383	(191)	113	24	(1)
Experience adjustments	–	–	–	(2)	(5)	(1)
Return on plan assets (excluding interest based on discount rate)	(384)	(96)	(86)	–	(1)	(2)
	$477	$287	$(269)	$111	$18	$(4)

	For the nine months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	July 31 2016	July 31 2015	July 31 2016	July 31 2015
Actuarial (gains) losses:
Changes in demographic assumptions	$–	$8	$–	$–
Changes in financial assumptions	1,602	435	198	74
Experience adjustments	–	2	(8)	(9)
Return on plan assets (excluding interest based on discount rate)	(292)	(678)	(1)	(2)
	$1,310	$(233)	$189	$63

(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

80        Royal Bank of Canada        Third Quarter 2016

Note 9 Significant capital and funding transactions

Subordinated debentures

On January 27, 2016, we issued US$1.5 billion ($2.1 billion) of subordinated debentures. The notes bear interest at a fixed rate of 4.65% per annum until their maturity on January 27, 2026. The notes include non-viability contingent capital (NVCC) provisions which are necessary for the notes to qualify as Tier 2 regulatory capital.

On January 20, 2016, we issued $1.5 billion of subordinated debentures. The notes bear interest at a fixed rate of 3.31% per annum until January 20, 2021, and at the 3-month banker’s acceptance rate plus 2.35% thereafter until their maturity on January 20, 2026. The notes include NVCC provisions which are necessary for the notes to qualify as Tier 2 regulatory capital.

On November 2, 2015, we redeemed all $1.5 billion outstanding 3.18% subordinated debentures due on November 2, 2020 for 100% of their principal amount plus accrued interest to the redemption date.

Preferred shares

On March 7, 2016, we issued 30 million Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series BM (BM Shares), for total gross proceeds of $750 million. For the initial five year period to the earliest redemption date of August 24, 2021, the BM shares pay quarterly cash dividends, if declared, at a rate of 5.5% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 4.8%. Holders have the option to convert their shares into Non-Cumulative Floating Rate First Preferred Shares, Series BN, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 4.8%. Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the BM shares in whole or in part at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The BM Shares include NVCC provisions which are necessary for the shares to qualify as Tier 1 regulatory capital.

On February 24, 2016, we purchased for cash 3,717,969 depositary shares, each representing a one-fortieth interest in a share of our Non-Cumulative Perpetual First Preferred Shares, Series C-1 (C-1 Preferred Shares) and 3,184,562 depositary shares, each representing a one-fortieth interest in a share of our Fixed Rate/Floating Rate Non-Cumulative First Preferred Shares, Series C-2 (C-2 Preferred Shares), for aggregate total consideration, including accrued dividends, of US$193 million ($265 million). The purchased depositary and underlying C-1 and C-2 Preferred Shares were subsequently cancelled. On November 2, 2015, 175 thousand C-1 Preferred Shares and 100 thousand C-2 Preferred Shares with a total fair value of US$290 million ($380 million) were issued in connection with the acquisition of City National, upon the cancellation of all outstanding City National preferred shares. C-1 Preferred Shares pay quarterly cash dividends, if declared, at a rate of 5.5% per annum. We may redeem the C-1 Preferred Shares in whole or in part at a price per share of US$1,000 on any dividend payment date on or after November 13, 2017. For the initial eight year period to the earliest redemption date of November 7, 2023, the C-2 Preferred Shares pay quarterly cash dividends, if declared, at a rate of 6.75% per annum. The dividend rate will reset on the earliest redemption date at a rate equal to the 3-month LIBOR plus 4.052%. We may redeem the C-2 Preferred Shares in whole or in part at a price per share of US$1,000 on any dividend payment date on or after the earliest redemption date. The C-1 and C-2 Preferred Shares do not qualify as Tier 1 regulatory capital.

On December 16, 2015, we issued 27 million Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series BK (BK Shares) and, on December 31, 2015, we issued an additional 2 million BK Shares pursuant to the exercise in full by the underwriters of their option to purchase additional BK Shares, for total gross proceeds of $725 million. For the initial five year period to the earliest redemption date of May 24, 2021, the BK Shares pay quarterly cash dividends, if declared, at a rate of 5.5% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 4.53%. Holders have the option to convert their shares into Non-Cumulative Floating Rate First Preferred Shares, Series BL, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 4.53%. Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the BK shares in whole or in part at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The BK Shares include NVCC provisions which are necessary for the shares to qualify as Tier 1 regulatory capital.

Trust capital securities

On December 31, 2015, RBC Capital Trust, a closed-end unit trust established by RBC, redeemed all issued and outstanding $1.2 billion principal amount of Trust Capital Securities – Series 2015 for cash at a redemption price of $1,000 per unit.

Royal Bank of Canada        Third Quarter 2016        81

Common shares issued (1)

	For the three months ended
	July 31, 2016		April 30, 2016		July 31, 2015
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (2)	631	$38	1,588	$109	90	$5
Issued in connection with the acquisition of City National	–	–	–	–	–	–
Purchased for cancellation (3)	(3,765)	(45)	–	–	–	–
	(3,134)	$(7)	1,588	$109	90	$5

	For the nine months ended
	July 31, 2016		July 31, 2015
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (2)	3,808	$233	959	$50
Issued in connection with the acquisition of City National	41,619	3,115	–	–
Purchased for cancellation (3)	(3,765)	(45)	–	–
	41,662	$3,303	959	$50

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the nine months ended July 31, 2016, and July 31, 2015, our DRIP’s requirements were satisfied through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)	During the three and nine months ended July 31, 2016, we purchased for cancellation common shares at a total fair value of $292 million (average cost of $77.44 per share), with a book value of $45 million (book value of $12.02 per share).

Note 10 Earnings per share

	For the three months ended			For the nine months ended
(Millions of Canadian dollars, except share and per share amounts)	July 31 2016	April 30 2016	July 31 2015	July 31 2016	July 31 2015
Basic earnings per share
Net income	$2,895	$2,573	$2,475	$7,915	$7,433
Preferred share dividends	(85)	(74)	(50)	(219)	(137)
Net income attributable to non-controlling interest	(9)	(13)	(26)	(43)	(77)
Net income available to common shareholders	2,801	2,486	2,399	7,653	7,219
Weighted average number of common shares (in thousands)	1,485,915	1,487,346	1,443,052	1,486,550	1,442,579
Basic earnings per share (in dollars)	$1.88	$1.67	$1.66	$5.15	$5.00
Diluted earnings per share
Net income available to common shareholders	$2,801	$2,486	$2,399	$7,653	$7,219
Dilutive impact of exchangeable shares	4	3	4	11	11
Net income available to common shareholders including dilutive impact of exchangeable shares	2,805	2,489	2,403	7,664	7,230
Weighted average number of common shares (in thousands)	1,485,915	1,487,346	1,443,052	1,486,550	1,442,579
Stock options (1)	3,368	3,133	2,405	3,306	2,569
Issuable under other share-based compensation plans	735	732	–	728	–
Exchangeable shares (2)	4,108	4,398	4,083	4,293	4,058
Average number of diluted common shares (in thousands)	1,494,126	1,495,609	1,449,540	1,494,877	1,449,206
Diluted earnings per share (in dollars)	$1.88	$1.66	$1.66	$5.13	$4.99

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended July 31, 2016, an average of 799,372 outstanding options with an average exercise price of $78.59 were excluded from the calculation of diluted earnings per share (average outstanding options of 2,730,358 and 799,372 with an average exercise price of $75.13 and $78.59 for April 30, 2016 and July 31, 2015, respectively). For the nine months ended July 31, 2016, an average of 1,362,403 outstanding options with an average exercise price of $77.73 were excluded from the calculation of diluted earnings per share (July 31, 2015 – 671,603 outstanding options with an average exercise price of $78.59).
(2)	Includes exchangeable preferred shares and trust capital securities.

Note 11 Litigation

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. As a result, we are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings could be material to our results of operations in any particular period.

82        Royal Bank of Canada        Third Quarter 2016

Note 11 Litigation (continued)

Our significant legal proceedings include all of the matters disclosed in Note 27 to our audited 2015 Annual Consolidated Financial Statements as updated below:

LIBOR regulatory investigations and litigation

Royal Bank of Canada is a member of certain LIBOR panels, including the U.S. dollar LIBOR panel, and has been the subject of regulatory requests for information.

In addition, Royal Bank of Canada and other U.S. dollar panel banks have been named as defendants in private lawsuits filed in the U.S. with respect to the setting of LIBOR including a number of class action lawsuits which have been consolidated before the U.S. District Court for the Southern District of New York. The complaints in those private lawsuits assert claims against us and other panel banks under various U.S. laws, including U.S. antitrust laws, the U.S. Commodity Exchange Act, and state law.

Based on the facts currently known, it is not possible at this time for us to predict the ultimate outcome of these investigations or proceedings or the timing of their resolution.

Royal Bank of Canada Trust Company (Bahamas) Limited Proceedings

On April 13, 2015, a French investigating judge notified Royal Bank of Canada Trust Limited (RBC Bahamas) of the issuance of an ordonnance de renvoi referring RBC Bahamas and other unrelated persons to the French tribunal correctionnel to face the charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBC Bahamas serves as trustee. RBC Bahamas believes that its actions did not violate French law and intends to contest the charge in the French court. The trial, which was suspended on January 6, 2016, is currently scheduled to resume on September 22, 2016.

Panama Papers inquiries

Following media reports on the contents of files misappropriated from a Panamanian-based law firm, Mossack Fonseca & Co about special purpose entities associated with that firm, regulatory, tax and enforcement authorities are conducting inquiries. The inquiries focus on, among other issues, the potential use of such entities by third parties to avoid tax and disclosure obligations. Royal Bank of Canada has received, and is responding to, information and document requests by a number of such authorities.

Note 12 Results by business segment

	For the three months ended July 31, 2016
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (1)	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$2,598	$496	$–	$195	$892	$(58)	$4,123
Non-interest income	1,137	1,739	1,818	382	1,195	(139)	6,132
Total revenue	3,735	2,235	1,818	577	2,087	(197)	10,255
Provision for credit losses	271	14	–	–	33	–	318
Insurance policyholder benefits, claims and acquisition expense	–	–	1,210	–	–	–	1,210
Non-interest expense	1,687	1,717	151	368	1,160	8	5,091
Net income (loss) before income taxes	1,777	504	457	209	894	(205)	3,636
Income taxes (recoveries)	455	116	93	52	259	(234)	741
Net income	$1,322	$388	$364	$157	$635	$29	$2,895
Non-interest expense includes:
Depreciation and amortization	$83	$107	$4	$13	$5	$170	$382
Restructuring provisions	–	2	–	–	–	–	2
Total assets	$407,582	$84,893	$14,102	$153,129	$513,452	$25,717	$1,198,875
Total liabilities	$407,605	$84,872	$14,120	$152,983	$513,673	$(44,214)	$1,129,039

	For the three months ended April 30, 2016
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (1)	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$2,527	$466	$–	$190	$993	$(151)	$4,025
Non-interest income	1,107	1,714	1,351	350	997	(18)	5,501
Total revenue	3,634	2,180	1,351	540	1,990	(169)	9,526
Provision for credit losses	279	7	–	–	123	51	460
Insurance policyholder benefits, claims and acquisition expense	–	–	988	–	–	–	988
Non-interest expense	1,614	1,670	157	352	1,080	14	4,887
Net income (loss) before income taxes	1,741	503	206	188	787	(234)	3,191
Income taxes (recoveries)	444	117	29	49	204	(225)	618
Net income	$1,297	$386	$177	$139	$583	$(9)	$2,573
Non-interest expense includes:
Depreciation and amortization	$82	$101	$5	$13	$4	$160	$365
Restructuring provisions	–	–	–	–	–	–	–
Total assets	$401,491	$80,376	$14,773	$147,994	$479,780	$25,943	$1,150,357
Total liabilities	$401,495	$80,389	$14,803	$147,927	$480,014	$(42,397)	$1,082,231

Royal Bank of Canada        Third Quarter 2016        83

	For the three months ended July 31, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$2,543	$129	$–	$204	$1,016	$(109)	$3,783
Non-interest income	1,083	1,579	1,021	352	1,030	(20)	5,045
Total revenue	3,626	1,708	1,021	556	2,046	(129)	8,828
Provision for credit losses	257	–	–	–	15	(2)	270
Insurance policyholder benefits, claims and acquisition expense	–	–	656	–	–	–	656
Non-interest expense	1,648	1,302	153	331	1,187	14	4,635
Net income (loss) before income taxes	1,721	406	212	225	844	(141)	3,267
Income taxes (recoveries)	440	121	39	58	299	(165)	792
Net income	$1,281	$285	$173	$167	$545	$24	$2,475
Non-interest expense includes:
Depreciation and amortization	$88	$41	$4	$14	$6	$154	$307
Restructuring provisions	–	2	–	–	–	–	2
Total assets	$391,687	$29,933	$14,243	$132,619	$491,420	$25,271	$1,085,173
Total liabilities	$391,712	$29,913	$14,244	$132,565	$491,340	$(36,499)	$1,023,275

	For the nine months ended July 31, 2016
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (1)	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$7,697	$1,431	$–	$611	$2,947	$(342)	$12,344
Non-interest income	3,355	5,071	4,328	1,056	3,110	(124)	16,796
Total revenue	11,052	6,502	4,328	1,667	6,057	(466)	29,140
Provision for credit losses	834	26	–	–	276	52	1,188
Insurance policyholder benefits, claims and acquisition expense	–	–	3,027	–	–	–	3,027
Non-interest expense	4,977	5,065	468	1,081	3,315	32	14,938
Net income (loss) before income taxes	5,241	1,411	833	586	2,466	(550)	9,987
Income taxes (recoveries)	1,332	334	161	147	678	(580)	2,072
Net income	$3,909	$1,077	$672	$439	$1,788	$30	$7,915
Non-interest expense includes:
Depreciation and amortization	$247	$314	$13	$39	$16	$504	$1,133
Restructuring provisions	–	10	–	–	–	–	10
Total assets	$407,582	$84,893	$14,102	$153,129	$513,452	$25,717	$1,198,875
Total liabilities	$407,605	$84,872	$14,120	$152,983	$513,673	$(44,214)	$1,129,039

	For the nine months ended July 31, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$7,435	$375	$–	$598	$2,872	$(309)	$10,971
Non-interest income	3,229	4,747	3,719	992	3,454	190	16,331
Total revenue	10,664	5,122	3,719	1,590	6,326	(119)	27,302
Provision for credit losses	744	45	–	(1)	35	(1)	822
Insurance policyholder benefits, claims and acquisition expense	–	–	2,671	–	–	–	2,671
Non-interest expense	4,894	3,975	455	959	3,624	84	13,991
Net income (loss) before income taxes	5,026	1,102	593	632	2,667	(202)	9,818
Income taxes (recoveries)	1,290	316	112	164	903	(400)	2,385
Net income	$3,736	$786	$481	$468	$1,764	$198	$7,433
Non-interest expense includes:
Depreciation and amortization	$261	$118	$12	$41	$21	$467	$920
Restructuring provisions	–	59	–	–	–	–	59
Total assets	$391,687	$29,933	$14,243	$132,619	$491,420	$25,271	$1,085,173
Total liabilities	$391,712	$29,913	$14,244	$132,565	$491,340	$(36,499)	$1,023,275

(1)	In the first quarter of 2016, we changed the organizational structure of our Wealth Management operations resulting in a new operating segment U.S. Wealth Management (including City National) representing our legacy U.S. Wealth Management operations and City National. This new operating segment is combined with our other Wealth Management operations as a single reportable segment because they have comparable products, regulatory frameworks, processes, customers and distribution channels, and show similar economic characteristics (such as pre-tax margin).
(2)	Taxable equivalent basis (Teb).
(3)	Inter-segment revenue and share of profits in joint ventures and associates are not material.
(4)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.

84        Royal Bank of Canada        Third Quarter 2016

Note 13 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage targets for deposit-taking institutions in Canada. During the third quarter of 2016, we complied with all capital and leverage requirements imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentages)	July 31 2016	April 30 2016	October 31 2015	July 31 2015
Capital (1)
Common Equity Tier 1 capital	$46,425	$44,717	$43,715	$42,405
Tier 1 capital	53,505	51,807	50,541	49,049
Total capital	63,205	61,312	58,004	56,553
Risk-weighted assets used in calculation of capital ratios (1), (2)
Common Equity Tier 1 capital ratio	442,581	434,797	411,756	419,484
Tier 1 capital ratio	443,945	436,063	412,941	420,789
Total capital ratio	445,114	437,148	413,957	421,908
Total capital risk-weighted assets (1)
Credit risk	363,546	352,819	323,870	330,577
Market risk	26,438	30,311	39,786	41,322
Operational risk	55,130	54,018	50,301	50,009
	$445,114	$437,148	$413,957	$421,908
Capital ratios and leverage ratios (1)
Common Equity Tier 1 capital ratio	10.5%	10.3%	10.6%	10.1%
Tier 1 capital ratio	12.1%	11.9%	12.2%	11.7%
Total capital ratio	14.2%	14.0%	14.0%	13.4%
Leverage ratio	4.2%	4.2%	4.3%	4.2%
Leverage ratio exposure (billions)	$1,270.4	$1,228.3	$1,170.2	$1,178.4

(1)	Capital, risk-weighted assets and capital ratios are calculated using OSFI Capital Adequacy Requirements. Leverage ratio is calculated using OSFI Leverage Requirements.
(2)	Effective the third quarter of 2014, the credit valuation adjustment to our risk-weighted asset calculation implemented in the first quarter of 2014 must reflect different percentages for each tier of capital. This change reflects a phase-in of credit valuation adjustments ending in the fourth quarter of 2018. During this phase-in period, risk-weighted assets for Common Equity Tier 1, Tier 1 and Total capital ratios will be subject to different annual credit valuation adjustment percentages.

Royal Bank of Canada        Third Quarter 2016        85

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of Canada

1500 Robert Bourassa Blvd.

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com/rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

All preferred shares are listed on

the TSX with the exception of the series C-1 and C-2. The related depository shares of the series C-1 and C-2 preferred shares are listed on the NYSE.

Valuation day price

For capital gains purposes, the Valuation Day (December 22,

1971) cost base for our common

shares is $7.38 per share. This amount has been adjusted to

reflect the two-for-one share split

of March 1981 and the two-for-

one share split of February 1990. The one-for-one share dividends paid in October 2000 and April

2006 did not affect the Valuation

Day value for our common

shares.

Shareholder contacts

For dividend information, change

in share registration or address,

lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced dividend tax credit rules

contained in the Income Tax

Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to

Canadian residents on our

common and preferred shares

after December 31, 2005, are designated as “eligible

dividends”.

Unless stated otherwise, all dividends (and deemed

dividends) paid by us hereafter

are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal

Course Issuer Bid (NCIB). During the one-year period commencing June 1, 2016, we may repurchase for cancellation, up to 20 million common shares in the open market at market prices. We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada (OSFI).

A copy of our Notice of Intention to file a NCIB may be obtained,

without charge, by contacting our

Corporate Secretary at our Toronto mailing address.

2016 Quarterly earnings release dates

First quarter            February 24

Second quarter      May 26

Third quarter          August 24

Fourth quarter        November 30

2017 Annual Meeting

The Annual Meeting of Common

Shareholders will be held on

Thursday, April 6, 2017, in Toronto,

Ontario, Canada.

Co-Transfer Agent (U.K.):

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 6ZZ

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange (NYSE)

Switzerland – Swiss Exchange

(SIX)

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada and

the U.S.) or 416-263-9394

(International)

email: service@computershare.com

For other shareholder inquiries,

please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

Financial analysts, portfolio

managers, institutional

investors

For financial information inquiries,

please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

North Tower

Toronto, Ontario M5J 2W7

Dividend dates for 2016
Subject to approval by the Board of Directors
		Ex-dividend dates	Record dates	Payment dates
	Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AJ, AK, AL, AZ, BB, BD, BF, BH, BI, and BJ	January 22 April 21 July 22 October 24	January 26 April 25 July 26 October 26	February 24 May 24 August 24 November 24
	Preferred shares series BK	April 21 July 22 October 24	April 25 July 26 October 26	May 24 August 24 November 24
	Preferred shares series BM	July 22 October 24	July 26 October 26	August 24 November 24
	Preferred shares series C-1 (US$)	February 3 April 29 August 3 November 2	February 5 May 3 August 5 November 4	February 16 May 13 August 15 November 14
	Preferred shares series C-2 (US$)	January 27 April 27 July 27 October 26	January 29 April 29 July 29 October 28	February 8 May 9 August 8 November 7
Canada Tel: 416-955-7802 or visit our website at rbc.com/investorrelations

Governance

A summary of the significant ways in which corporate governance practices followed by RBC differ from corporate governance practices required to be followed by U.S. domestic companies under the NYSE listing standards is available on our website at rbc.com/governance.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC CAPITAL TRUST and RBC INSURANCE which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.